  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1997

                                                     REGISTRATION NO. 333-28563

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                          GOLD BANC CORPORATION, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         KANSAS                      6712                    48-1008593
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
      JURISDICTION                INDUSTRIAL             IDENTIFICATION NO.)
   OF INCORPORATION OR        CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               11301 NALL AVENUE
                             LEAWOOD, KANSAS 66211
                                (913) 451-8050
  (ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              MICHAEL W. GULLION
                               11301 NALL AVENUE
                             LEAWOOD, KANSAS 66211
                                (913) 451-8050
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         STEVEN F. CARMAN, ESQ.                     MIKE RYAN, ESQ.
    BLACKWELL SANDERS MATHENY WEARY &         RYAN, CONDRY & RYAN, L.L.C.
              LOMBARDI LLP                             509 COURT
           TWO PERSHING SQUARE                 CLAY CENTER, KANSAS 67432
          2300 MAIN, SUITE 1100                      (913) 632-5666
       KANSAS CITY, MISSOURI 64108                FAX: (913) 632-6534
             (816) 983-8153
           FAX: (816) 983-9153

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement is declared effective and all other conditions to the Merger (as defined herein) have been satisfied or waived.

                               ----------------

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          GOLD BANC CORPORATION, INC.

              CROSS REFERENCE SHEET FOR PROSPECTUS/PROXY STATEMENT

             FORM S-4
   REGISTRATION STATEMENT ITEM      LOCATION IN PROSPECTUS/PROXY STATEMENT
  -----------------------------     --------------------------------------
  1. Forepart of Registration
     Statement and Outside
     Front Cover Page of
     Prospectus................   Facing page, Cross Reference Sheet; Cover
                                  Page of Prospectus/Proxy Statement.

  2. Inside Front and Outside
     Back Cover Pages of
     Prospectus................   Available Information; Table of Contents.

  3. Risk Factors, Ratio of
     Earnings to Fixed Charges
     and Other Information.....   Risk Factors; Summary.

  4. Terms of the Transaction..   Summary; The Merger.

  5. Pro Forma Financial
     Information...............   Pro Forma Unaudited Consolidated Financial
                                  Statements.

  6. Material Contracts with
     the Company Being
     Acquired..................   The Merger.

  7. Additional Information
     Required for Reoffering by
     Persons and Parties Deemed
     to be Underwriters........   Not Applicable.

  8. Interests of Named Experts
     and Counsel...............   Not Applicable.

  9. Disclosure of Commission
     Position on
     Indemnification for
     Securities Act
     Liabilities...............   Not Applicable.

 10. Information with Respect
     to S-3 Registrants........   Not Applicable.

 11. Incorporation of Certain
     Information by Reference..   Not Applicable.

 12. Information with Respect
     to S-2 or S-3
     Registrants...............   Not Applicable.

 13. Incorporation of Certain
     Information by Reference..   Not Applicable.

 14. Information with Respect
     to Registrants Other Than
     S-3 or S-2 Registrants....   Pro Forma and Selected Financial Data;
                                  Business of the Company; Change in
                                  Accountants; Price Range of the Company
                                  Common Stock; Management's Discussion and
                                  Analysis of Financial Condition and Results
                                  of Operations of the Company; Financial
                                  Statements.

 15. Information with Respect
     to S-3 Companies..........   Not Applicable.

 16. Information with Respect
     to S-2 or S-3 Companies...   Not Applicable.

 17. Information with Respect
     to Companies Other than S-
     2 or S-3 Companies........   Summary; The Companies; Management's
                                  Discussion and Analysis of Consolidated
                                  Financial Condition and Results of
                                  Operations; Financial Statements.

 18. Information if Proxies,
     Consents or Authorizations
     Are to Be Solicited.......   Peoples Special Meeting; Securities
                                  Ownership of Peoples Common Stock;
                                  Executive Compensation; Management of the
                                  Company; The Merger; Rights of Dissenting
                                  Stockholders.

 19. Information if Proxies,
     Consents or Authorizations
     Are Not to Be Solicited or
     in an Exchange Offer......   Not Applicable.



                                    [LOGO]

                                                                         , 1997

Dear Peoples Bancshares, Inc. Stockholder:

  You are cordially invited to attend the special meeting of Stockholders of Peoples Bancshares, Inc. ("Peoples") which will be held at 509 Court, Clay Center, Kansas, on Thursday, August 21, 1997, commencing at 2:30 p.m., local time. At this important meeting, holders of common stock of Peoples will be asked to consider and vote on a proposal relating to the merger of Peoples with and into Gold Banc Acquisition Corporation, Inc., a wholly-owned subsidiary of Gold Banc Corporation, Inc.

  This merger is subject to certain required regulatory approvals and other conditions. The merger will be consummated shortly after the necessary regulatory approvals are obtained and other conditions to the merger are satisfied or waived. Under Kansas law, holders of common stock of Peoples have dissenters' rights of appraisal with respect to the merger.

  The enclosed Prospectus/Proxy Statement describes the terms of the transaction in more detail. You should review the Prospectus/Proxy Statement carefully. Your board of directors has carefully reviewed and considered the terms and conditions of the transaction and believes that it is fair and in the best interests of Peoples and its shareholders and unanimously recommends that shareholders vote "for" the proposal.

  A majority vote of all outstanding shares of Peoples common stock is required to approve the transaction. To ensure your shares will be represented at the meeting, whether or not you plan to attend, I urge you to promptly sign, date and mail your proxy in the enclosed self-addressed envelope, which requires no postage. You may cancel your proxy by attending the meeting and voting in person.

                                          Sincerely,

                                          Kyle Bauer
                                          Chairman of the Board of Directors

                                    [LOGO]

                           PEOPLES BANCSHARES, INC.

To the Stockholders of Peoples Bancshares, Inc.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of Peoples Bancshares, Inc. ("Peoples") will be held at 509 Court, Clay Center, Kansas, on August 21, 1997, commencing at 2:30 p.m., local time (the "Special Meeting"). At the Special Meeting, stockholders will be asked to consider and vote upon the following matter, which is more fully described in the accompanying Prospectus/Proxy Statement:

  A proposal to approve the Agreement and Plan of Reorganization, dated as of April 14, 1997 (the "Agreement"), by and among Gold Banc Corporation, Inc., Gold Banc Acquisition Corporation, Inc., and Peoples Bancshares, Inc., a copy of which is attached as Annex A to the accompanying Prospectus/Proxy Statement. Pursuant to the Agreement, Peoples will be merged with and into Gold Banc Acquisition Corporation, Inc.

  Holders of Peoples common stock of record at the close of business on July 24, 1997, will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Approval of the Agreement, which is a condition to the consummation of the transactions contemplated by the Agreement, requires the affirmative vote of the holders of a majority of the outstanding shares of Peoples common stock. Pursuant to K.S.A. (S) 17-6712, Kansas law provides that Peoples stockholders are entitled to dissenters' rights.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

                                          By Order of the Board of Directors

                                          James H. Schulze
                                          Corporate Secretary

Clay Center, Kansas
     , 1997

                                 Prospectus of
                          Gold Banc Corporation, Inc.

                           880,952 Common Shares of
                                $1.00 Par Value

                               ----------------

                              Proxy Statement of
                           Peoples Bancshares, Inc.

                               ----------------

This Prospectus/Proxy Statement relates to the issuance of up to 880,952 shares of $1.00 par value common stock (the "Company Common Stock") of Gold Banc Corporation, Inc. (the "Company"), in exchange for shares of $100.00 par value common stock (the "Peoples Common Stock") of Peoples Bancshares, Inc. ("Peoples") in the merger described herein, pursuant to which Peoples will be merged into Gold Banc Acquisition Corporation, Inc. ("Sub"), a wholly-owned subsidiary of the Company (the "Merger").

This Prospectus/Proxy Statement is also a proxy statement furnished at the direction of the Board of Directors of Peoples in connection with the solicitation of proxies from its stockholders to be voted at a special meeting of stockholders of Peoples to be held on August 21, 1997, and at any adjournment thereof, for the purpose of considering and voting upon approval of the agreement described herein.

STOCKHOLDERS OF PEOPLES SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER "RISK FACTORS" BEGINNING ON PAGE 10.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

The date of this Prospectus/Proxy Statement is      , 1997, and it is first
being mailed on or about      , 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the offices of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Room 1400, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

  The Company has filed a Registration Statement on Form S-4 with the SEC with respect to the Company Common Stock to be issued in connection with the Merger. This Prospectus/Proxy Statement (the "Prospectus") does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available at the SEC for inspection and copying as set forth above.

                               ----------------

  No person is authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell, or solicitation of an offer to purchase, the securities offered by this Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of the securities pursuant to this Prospectus shall, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Prospectus.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION......................................................   2
SUMMARY....................................................................   5
  The Companies............................................................   5
  Peoples Special Meeting..................................................   5
  The Merger...............................................................   5
  Stock Certificates; Dividend Withholding.................................   6
  Conditions to the Merger.................................................   6
  Recommendation of the Board of Directors.................................   6
  Dissenters' Rights of Appraisal..........................................   6
  Accounting Treatment.....................................................   6
  Federal Income Tax Consequences..........................................   7
  Comparative Stock Prices.................................................   7
  Comparative Per Share Data...............................................   8
  Pro Forma and Selected Financial Data....................................   9
RISK FACTORS...............................................................  10
  Key Personnel............................................................  10
  Control of the Company by Mr. Gullion....................................  10
  Anti-Takeover Measures...................................................  10
  Limited Trading History..................................................  10
THE COMPANIES..............................................................  11
PEOPLES SPECIAL MEETING....................................................  12
  Purpose of the Special Meeting...........................................  12
  Solicitation and Revocation of Proxies...................................  12
  Voting of Proxies, Persons Entitled to Vote, and Vote Required...........  12
THE MERGER.................................................................  13
  General..................................................................  13
  Conversion of Peoples Common Stock.......................................  13
  Exchange of Stock Certificates...........................................  13
  Fractional Shares........................................................  14
  Background of Negotiations...............................................  14
  Reasons for the Merger...................................................  14
  Operations and Management After the Merger...............................  15
  Conditions to the Merger.................................................  15
  Conduct of Business Pending the Merger...................................  15
  No Solicitation..........................................................  16
  Waiver and Amendment.....................................................  16
  Possible Termination of the Merger.......................................  16
  Effective Time...........................................................  16
  Federal Securities Laws Consequences.....................................  16
  Rights of Dissenting Stockholders........................................  16
  Transactions Between the Company and Peoples.............................  17
  Accounting Treatment.....................................................  17
FEDERAL INCOME TAX CONSEQUENCES............................................  18
BUSINESS OF THE COMPANY....................................................  19
  Community Banking Strategy...............................................  19
  Operating Strategy.......................................................  19
  Growth Strategy..........................................................  20

                                                                          PAGE
                                                                          ----
  Lending Activities.....................................................   21
  Loan Origination and Processing........................................   23
  Mortgage Banking Division Operations...................................   23
  Investment Portfolio...................................................   23
  Deposits and Borrowings................................................   24
  Competition............................................................   24
  Employees..............................................................   24
  Stock Offering.........................................................   24
  Property of the Company................................................   25
  Legal Proceedings Involving the Company................................   25
SUPERVISION AND REGULATION OF THE COMPANY................................   26
MANAGEMENT OF THE COMPANY................................................   31
EXECUTIVE COMPENSATION OF THE COMPANY....................................   33
SECURITY OWNERSHIP OF THE COMPANY COMMON STOCK...........................   35
CHANGE IN ACCOUNTANTS....................................................   36
SECURITY OWNERSHIP OF PEOPLES COMMON STOCK...............................   37
DESCRIPTION OF THE COMPANY SECURITIES....................................   38
DIFFERENCES IN RIGHTS OF STOCKHOLDERS....................................   40
  General................................................................   40
  Number of Directors and Term...........................................   40
  Removal of Directors...................................................   40
  Preemptive Rights......................................................   40
  Special Meetings.......................................................   40
  Amendment of Articles of Incorporations................................   40
  Amendment of Bylaws....................................................   41
  Notice of Stockholder Proposals; Nominations of Directors..............   41
PRICE RANGE OF THE COMPANY COMMON STOCK AND UNREGISTERED SALES OF EQUITY
 SECURITIES OF THE COMPANY...............................................   41
PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS..........   42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF THE COMPANY............................................   48
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF PEOPLES................................................   64
LEGAL OPINION............................................................   73
EXPERTS..................................................................   73
  Independent Public Accountants for Gold Banc Corporation, Inc..........   73
  Independent Public Accountants for Peoples Bancshares, Inc.............   73
STOCKHOLDER PROPOSALS....................................................   73
INDEX TO FINANCIAL STATEMENTS OF PEOPLES.................................  F-1
INDEX TO FINANCIAL STATEMENTS OF THE COMPANY............................. F-21
EXHIBITS
Annex A--Copy of Agreement
Annex B--Rights of Stockholders Dissenting from the Proposed Merger

                                    SUMMARY

  The following is a brief summary of certain information in this Prospectus/Proxy Statement (the "Prospectus"). This summary is not intended to be complete and it is qualified in all respects by the information appearing elsewhere, the Annexes hereto and the documents referred to herein.

                                 THE COMPANIES

  Gold Banc Corporation, Inc. (the "Company") is a Kansas corporation organized on December 5, 1985 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company, through its ownership of its banking subsidiaries (the "Company Banks"), is engaged in a general commercial banking business, and its primary source of earnings is derived from income generated by the Company Banks. As of December 31, 1996, the Company had total assets of $305 million, total loans of $203 million, total deposits of $256 million, and stockholders' equity of $30 million. The Company and the Company Banks employ 116 persons on a full-time equivalent basis. The principal executive offices of the Company are located at 11301 Nall Avenue, Leawood, Kansas 66211 (telephone number (913) 451-8050).

  Peoples Bancshares, Inc. ("Peoples") is a registered bank holding company headquartered in Clay Center, Kansas. Peoples owns all of the issued and outstanding common stock of Peoples National Bank (the "Bank"), a national bank located in Clay Center, Kansas. The total assets of Peoples on a consolidated basis, as of December 31, 1996, were approximately $72 million and net income for the year ended December 31, 1996, was approximately $727,000. The principal executive offices of Peoples are at 509 Court, Clay Center, Kansas 67432 (telephone number (913) 632-3171).

  Gold Banc Acquisition Corporation, Inc. ("Sub") is a wholly owned subsidiary of the Company. Pursuant to the Agreement and Plan of Reorganization among the Company, Peoples, and Sub dated April 14, 1997 (the "Agreement"), Peoples will be merged into Sub (the "Merger"). The principal executive offices of Sub are located at 11301 Nall Avenue, Leawood, Kansas 66211 (telephone number (913) 451-8050).

                            PEOPLES SPECIAL MEETING

  A special meeting of the stockholders of Peoples will be held at 509 Court in Clay Center, Kansas on Thursday, August 21, 1997, at 2:30 p.m., local time (the "Peoples Special Meeting"), for the purpose of approving the Agreement.

  Only holders of record of Peoples common stock, par value $100.00 per share ("Peoples Common Stock") at the close of business on July 24, 1997, will be entitled to notice of and to vote at the Peoples Special Meeting. At the Peoples Special Meeting, each holder of Peoples Common Stock will be entitled to one vote for each share held, and the affirmative vote of a majority of the outstanding shares of Peoples Common Stock is required to approve the Agreement. Abstentions and failures to vote will have the same effect as votes cast against approval of the Agreement. On July 24, 1997, directors and executive officers of Peoples beneficially owned approximately 39% of the outstanding shares of Peoples Common Stock. All directors of Peoples owning Peoples Common Stock have indicated they intend to vote in favor of the Agreement.

                                   THE MERGER

  The Company, Sub and Peoples have entered into the Agreement, a copy of which is attached hereto as Annex A, pursuant to which Peoples will be merged with and into Sub, which will be the surviving corporation. As more fully set forth below, the Agreement provides, generally, that each of the shares of Peoples Common Stock outstanding immediately prior to the Effective Time (as defined in the Agreement) of the Merger will be converted into the right to receive shares of the Company common stock, par value $1.00 per share (the "Company Common Stock").

  The Agreement provisions are intended to maintain the value of the Company Common Stock to be received in the Merger despite fluctuations in the Company Common Stock price. The conversion ratio (the number of shares of the Company Common Stock issuable for a share of Peoples Common Stock) varies so that the value of the Company Common Stock issuable in the Merger is maintained at approximately $365 per share of Peoples Common Stock. See "THE MERGER-- Conversion of Peoples Common Stock."

  Fractional shares of the Company Common Stock will not be issued in connection with the Merger. Holders of Peoples Common Stock otherwise entitled to a fractional share will be paid the value of the fractional share in cash.

                    STOCK CERTIFICATES; DIVIDEND WITHHOLDING

  Stockholders of Peoples other than those Peoples stockholders who perfect their dissenters' rights of appraisal, must surrender to the Company the certificates for their shares of Peoples Common Stock, and inform the Company of their federal taxpayer identification number, before receiving a certificate for the number of shares of the Company Common Stock to which such stockholders are entitled. Until a Peoples stockholder surrenders the certificates for his Peoples Common Stock and informs the Company of his or her federal taxpayer identification number, the Company may withhold the payment of any or all dividends otherwise payable to such stockholder as a stockholder of the Company. See "THE MERGER--Exchange of Stock Certificates."

                            CONDITIONS TO THE MERGER

  The Merger is subject to certain conditions, including approval of the Agreement by the stockholders of Peoples and by appropriate state and federal banking authorities. Applications will be filed with appropriate state and federal banking authorities seeking their approval of the Merger. See "THE MERGER--Conditions to the Merger."

                    RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of Peoples believes that the Merger is in the best interests of Peoples and its stockholders and unanimously recommends that stockholders vote FOR the approval of the Agreement. See "THE MERGER--Reasons for the Merger."

                        DISSENTERS' RIGHTS OF APPRAISAL

  Holders of Peoples Common Stock who are opposed to the Merger have the right to dissent from the Merger in accordance with Section 17-6712 of the Kansas General Corporation Code ("KGCC"), which provides that a stockholder shall be entitled to receive the fair value of his shares as of the day prior to the day on which the Merger is approved by the other stockholders if such stockholder:
(1) delivers a written demand for appraisal of such shares to Peoples prior to the vote on the Agreement at the Peoples Special Meeting; (2) does not vote in favor of the Merger; and (3) makes written demand for payment of the fair value of his shares within twenty (20) days after receiving notice that the Merger became effective. See "THE MERGER--Rights of Dissenting Stockholders."

                              ACCOUNTING TREATMENT

  The Merger will be treated by the Company as a pooling of interests for accounting purposes.

                        FEDERAL INCOME TAX CONSEQUENCES

  The Merger is intended to qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). Payne & Jones, Chartered will deliver as a condition of closing of the Merger an opinion, based upon certain customary assumptions and representations, that, for Federal income tax purposes, no gain or loss will be recognized by the Peoples stockholders as a result of the Merger to the extent they receive the Company Common Stock solely in exchange for their Peoples Common Stock. With respect to Peoples Common Stock exchanged for cash as the result of the exercise of dissenters' rights, the exchange will be treated as a sale, and normal recognition and gain and loss treatment will apply. For a more complete description of the federal income tax consequences, see "FEDERAL INCOME TAX CONSEQUENCES."

                            COMPARATIVE STOCK PRICES

  Shares of the Company Common Stock are listed on the NASDAQ Stock Market, Inc. ("NASDAQ"), National Market System. The last sale price of the Company Common Stock as reported on NASDAQ on April 11, 1997 (the last trading day preceding the execution of the Agreement, which was also the date preceding the announcement of the execution of the Agreement), was $11.125. The last sale
price for the Company Common Stock as reported by NASDAQ on      , 1997 (the
most recent date for which it was practicable to obtain market price data prior
to the printing of this Prospectus), was $   .

  As of July 24, 1997, there were forty-three holders of record of Peoples Common Stock. There is no established trading market for the shares of Peoples Common Stock and management is aware of no arm's length sales of Peoples Common Stock since formation of Peoples.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth per share data of the Company and Peoples on both an historical basis and on a pro forma basis for the Company. This table should be read in conjunction with the historical consolidated financial statements and notes thereto for the Company incorporated herein by reference, and for Peoples contained herein. Pro forma combined and equivalent pro forma per share data for Peoples reflect the combined results of the Company and Peoples presented as though they were one company for all periods shown. The pro forma amounts do not include any adjustments for estimated operating efficiencies or revenue enhancements resulting from the Merger.

  The following pro forma and equivalent pro forma information set forth in this document is based on the estimated exchange ratio of 32.8731 shares of the Company Common Stock for each share of Peoples Common Stock, which is the exchange ratio that would have applied had the Effective Time been April 14, 1997. The actual exchange ratio depends on the Company Common Stock price for a specified period prior to the closing. See "THE MERGER--Conversion of Peoples Common Stock."

                                            HISTORICAL                EQUIVALENT
                                        -------------------           PRO FORMA
                                        THE COMPANY PEOPLES PRO FORMA  PEOPLES
                                        ----------- ------- --------- ----------
Net income per common share:
  Year ended:
    December 31, 1996..................    $ .60    $ 28.67   $ .67    $ 22.18
    December 31, 1995..................      .34      20.27     .42      13.82
  Three months ended:
    March 31, 1997 (unaudited).........    $ .14    $  7.20     .15       5.03
    March 31, 1996 (unaudited).........      .18       2.98     .15       4.97
Cash Dividends paid per share:
  Year ended:
    December 31, 1996..................    $0.00    $  0.00     --         --
    December 31, 1995..................     0.00       0.00     --         --
  Three months ended:
    March 31, 1997 (unaudited).........    $0.00    $  0.00     --         --
    March 31, 1996 (unaudited).........     0.00       0.00     --         --
Book value per common share at:
    December 31, 1996..................    $7.01    $166.61   $6.69    $220.07
    December 31, 1995..................     5.63     141.62    5.26     173.01
    March 31, 1997 (unaudited).........     7.12     168.81    6.80     223.82
    March 31, 1996 (unaudited).........     7.01     140.24    5.17     169.85

                             ACQUISITION AGREEMENT

  On July 3, 1997, the Company entered into an Agreement and Plan of Reorganization with Farmers Bancshares of Oberlin, Inc., a one bank bank holding company located in Oberlin, Kansas ("Farmers"), pursuant to which Farmers will be merged into a wholly-owned subsidiary of the Company. Farmers stockholders will receive in the aggregate (i) $1,964,625 in cash, and (ii) 7.5 shares of Company Common Stock for each share of stock of Farmers, other than the 5,600 shares held by the Farmer's ESOP. The Farmer's ESOP will only receive cash for the Farmer's shares that it holds. There are 42,100 outstanding shares of Farmers' stock. The Farmers' merger is subject to certain conditions, including approval by the stockholders of Farmers and appropriate state and federal banking authorities. The Farmers' merger will be treated by the Company as a purchase for accounting purposes. As of June 1, 1997, there were six stockholders of Farmers.

  Farmers is a registered one-bank holding company that owns 100% of Farmers National Bank. As of December 31, 1996, Farmers National Bank had total assets of $56 million, total loans of $27 million, total deposits of $48 million and stockholder's equity of $6.73 million. The bank's loan mix as of December 31, 1996 consisted of approximately 47% agricultural, 16% commercial and industrial loans, 31% real estate loans, and 6% consumer and other loans. The bank owned by Farmers employs approximately 22 full-time equivalent persons.

                                  RISK FACTORS

KEY PERSONNEL

  Continued profitability of the Company after the Merger will be dependent on the retention of a limited number of key persons, including Michael W. Gullion, the Chairman, President and Chief Executive Officer of the Company, and Keith
E. Bouchey, the Executive Vice President, Secretary, Treasurer and Chief Financial Officer of the Company. There will likely be a difficult transition period if the Company lost the services of either or both men. In recognition of this risk, the Company owns and is the beneficiary of an insurance policy on the life of Mr. Gullion providing death benefits of $1.5 million and has entered into employment agreements with Mr. Gullion and Mr. Bouchey. The Company also places great value on the experience of presidents of the Company Banks and the branches of the Company Banks and on their relationships with the communities served by the Company Banks. The loss of these key persons, or the loss of the president of the Bank, could negatively impact the affected banking locations. There is no assurance the Company will be able to retain its current key personnel or attract additional qualified key persons as needed. See "MANAGEMENT OF THE COMPANY."

CONTROL OF THE COMPANY BY MR. GULLION

  Following completion of the Merger, and assuming the issuance of 570,000 shares in the Merger, Mr. Michael Gullion will directly own 7.86% of the outstanding stock of the Company, and through certain agreements will have the right to vote an additional 11.47% of the Company Common Stock, for a total voting power of 19.33% of the Company Common Stock. As a result, Mr. Gullion will be in a position to control the management policy and conduct of the business of the Company following the Merger. See "SECURITY OWNERSHIP OF THE COMPANY COMMON STOCK."

ANTI-TAKEOVER MEASURES

  The Company has adopted certain provisions in its Amended and Restated Articles of Incorporation and Restated Bylaws that may be considered as having the effect of discouraging attempts to take over control of the Company. In addition, the employment agreements of Mr. Gullion and Mr. Bouchey may require the Company to make certain cash payments to them following a change in control of the Company. Such provisions may benefit the Company's stockholders if a takeover were attempted with a view to impose a merger, a sale of all or substantially any part of the assets of the Company, or a similar transaction that may not be in the best interests of all of the stockholders. On the other hand, the anti-takeover provisions could adversely affect stockholders of the Company by discouraging takeovers that are structured in a way that would be favorable to the interests of the stockholders. See "DESCRIPTION OF SECURITIES."

LIMITED TRADING HISTORY

  The Company's Common Stock has been listed on the NASDAQ National Market since November 1996. Prior to that time there was no public market for the Company Common Stock. There is no assurance that the Company Common Stock will experience in the future the trading performance experienced since November 1996. Public markets such as that on which the Company Common Stock is traded from time to time experience price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded on such markets. The market price could be subject to significant fluctuations in response to the Company's operating results, the results of its competitors, government regulations, litigation, and other factors.

                                 THE COMPANIES

THE COMPANY

  The Company is a Kansas corporation organized on December 5, 1985 and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company, through its ownership of the Company Banks, is engaged in a general commercial banking business, and its primary source of earnings is derived from income generated by the Company Banks. As of December 31, 1996, the Company had total assets of $305 million, total loans of $203 million, total deposits of $256 million, and stockholders' equity of $30 million. The Company and the Company Banks employ 116 persons on a full-time equivalent basis.

THE COMPANY BANKS

  Exchange Bank. Exchange National Bank ("Exchange Bank") has four locations and is chartered in Marysville, Kansas. The two Marysville locations ("Exchange Bank--Marysville") as of December 31, 1996, ranked second in terms of deposits among the eight other banks and two other lending institutions in Marshall County, Kansas. Exchange Bank--Marysville's loan mix as of December 31, 1996 consisted of approximately 28% agricultural loans, 35% commercial and industrial loans, 27% residential real estate loans, and 10% consumer and other loans. As of December 31, 1996, Exchange Bank--Marysville had assets of approximately $76 million. The Marysville facilities employ 27 full-time equivalent persons and, through its predecessors, have served the Marshall County community since 1870.

  Since April 1992 and October 1995, Exchange Bank has been operating branches in Shawnee and Leawood, Kansas, respectively. These branches are located in Johnson County, the rapidly developing suburbs southwest of Kansas City, Missouri. On April 10, 1997, Exchange Bank filed an application to establish a new branch location in western Shawnee, Kansas. The branch is expected to be open for business in the second quarter of 1998. The two Johnson County, Kansas branches of Exchange Bank had a loan mix as of December 31, 1996 of 39% commercial, 18% commercial real estate, 25% real estate construction, 11% residential real estate and 7% consumer and other loans including agriculture-related. As of December 31, 1996, these branches combined had $86 million in assets and employed 28 full-time equivalent persons. The Company's management believes the expansion in Johnson County will further enhance the Company's growth opportunities while diversifying its overall loan portfolio.

  Provident Bank. Provident Bank, f.s.b. ("Provident Bank") a federally chartered savings and loan, competes with 10 banks, 4 savings and loans and 11 credit unions in the city of St. Joseph, Missouri, and for the year ended December 31, 1996 was the leading home lender, based on mortgage volume, for home purchases in St. Joseph. Approximately 52% of the Bank's loan portfolio as of December 31, 1996 consisted of residential home loans, 34% commercial real estate loans, 6% industrial loans, 4% loans held for sale and 4% consumer and other loans. As of December 31, 1996, Provident Bank had assets of approximately $79 million. The Bank employs a total of 35 persons on a full-time equivalent basis and relies primarily on the deposits of the St. Joseph area for its funds. Provident Bank was acquired by the Company in March, 1994. Provident Bank had assets of $58 million at that time. A portion of the purchase price was financed through the sale by the Company of a bank located in Coldwater, Kansas that had assets of $23 million. Provident Bank was established in 1889 and has been serving the St. Joseph community for 107 years.

  Citizens. Citizens State Bank and Trust Company ("Citizens") has two locations in the town of Seneca, Kansas. As of December 31, 1996, Citizens was the largest in terms of deposits among the 10 bank locations serving Nemaha County, Kansas. As of December 31, 1996 approximately 29% of the loans generated by the Bank were related to the agricultural sector, including farm real estate, agricultural production and agricultural industrial and approximately 30% of its loans were residential home loans and the remainder are commercial, consumer and other loans. As of December 31, 1996, the Bank had assets of approximately $57 million. The Bank has 20 full-time equivalent employees and relies primarily on consumer, commercial and local government deposits for funds. Citizens has served the Nemaha County community for 103 years.

PEOPLES

  Peoples is a registered bank holding company headquartered in Clay Center, Kansas. Peoples owns all of the issued and outstanding common stock of the Bank, a national bank located in Clay Center, Kansas. The total assets of Peoples on a consolidated basis, as of December 31, 1996, were approximately $72 million and net income for the year ended December 31, 1996, was approximately $727,000.

SUB

  Sub is a wholly owned subsidiary of the Company. Pursuant to the Agreement Peoples will be merged into Sub.

                            PEOPLES SPECIAL MEETING

PURPOSE OF THE SPECIAL MEETING

  The purpose of the Peoples Special Meeting is to consider and vote upon a proposal to approve the Agreement which provides, among other things, for the merger of Peoples with and into Sub and in which Sub will be the surviving corporation. Stockholders of Peoples will receive shares of the Company Common Stock in the Merger.

SOLICITATION AND REVOCATION OF PROXIES

  This Prospectus is being furnished to the stockholders of Peoples in connection with the solicitation of proxies by the Board of Directors of Peoples for use at the Peoples Special Meeting to be held at 2:30 p.m., local time, on August 21, 1997, at 509 Court, Clay Center, Kansas and at any adjournment or adjournments thereof. Any proxy given does not affect the right to vote in person at the Peoples Special Meeting and may be revoked at any time before it is exercised by delivery of a later dated proxy or by notifying the Secretary of Peoples, James H. Schulze, in person or in writing of an intention to revoke a proxy.

  The cost of solicitation of proxies for the Peoples Special Meeting will be borne by Peoples. In addition to solicitation by mail, Peoples may cause proxies to be solicited personally or by telephone or telegram by Peoples's regular employees.

VOTING OF PROXIES, PERSONS ENTITLED TO VOTE, AND VOTE REQUIRED

  All shares represented by a proxy given pursuant to this solicitation will be voted as specified thereon at the Peoples Special Meeting. If no specification is given, such shares will be voted in favor of the proposal to approve the Agreement. The Board of Directors of Peoples is not aware of any other business to be presented at the Peoples Special Meeting. Should any such other business be presented at the Peoples Special Meeting, the person or persons named in the proxy will vote the same in accordance with their judgment.

  The affirmative vote of the holders of at least a majority of the outstanding shares of Peoples Common Stock is required to approve the Agreement. Only holders of Peoples Common Stock of record as of the close of business on July 24, 1997, are entitled to vote at the Peoples Special Meeting. At the close of business on that date, 25,350 shares of Peoples Common Stock were outstanding. Holders of shares of Peoples Common Stock are entitled to one vote for each share held on the record date.

                                   THE MERGER

GENERAL

  The Agreement and certain related matters are summarized below. This summary does not purport to be a complete statement of the terms and conditions of the Merger and is qualified in its entirety by reference to the Agreement attached as Annex A to this Prospectus and incorporated herein by reference.

  At the Effective Time, Peoples will merge with and into Sub, the separate corporate existence of Peoples will cease and Sub will survive and continue to exist as a wholly-owned subsidiary of the Company. The Agreement has been structured so that the aggregate value of the Company Common Stock to be issued to Peoples stockholders in the Merger will equal $9,250,000. The per share value paid in the Company Common Stock to the stockholders of Peoples will be approximately $365 per share of Peoples Common Stock.

CONVERSION OF PEOPLES COMMON STOCK

  At the Effective Time, automatically by virtue of the Merger and without any action on the part of any party or stockholder, each share of Peoples Common Stock (excluding (i) shares held by Peoples or by the Company or any of their subsidiaries, in each case other than in a fiduciary capacity and (ii) any shares with respect to which dissenters' rights are being exercised) issued and outstanding immediately prior to the Effective Time will be converted into that number of shares of the Company Common Stock equal to approximately $365 divided by the Average Company Price (defined below). Had the Effective Time
occurred on      , 1997, the most recent date for which it was practicable to obtain market price data prior to printing this Prospectus, each share of
Peoples Common Stock would have been converted into     shares of the Company
Common Stock. You may obtain updated information regarding the exchange ratio by calling the Secretary of Peoples, James H. Schulze, at (913) 632-3171. The Average Company Price means the average of the closing sales prices of the Company Common Stock as reported by the NASDAQ National Market System ("NASDAQ") on each of the ten (10) consecutive trading days preceding the third trading day prior to the Effective Time. It is a condition to the Company's obligation to consummate the Merger that the Average Company Price be at least $10.50. Assuming this condition is not waived by the Company, the maximum number of shares that could be issued in the Merger is 880,952. If the maximum number of shares is issued, each share of Peoples Common Stock will be exchanged for 34.752 shares of Company Common Stock.

EXCHANGE OF STOCK CERTIFICATES

  At the Effective Time, certificates evidencing shares of Peoples Common Stock to be exchanged for shares of the Company Common Stock will be deemed for all corporate purposes, other than the payment of dividends and other distributions on such stock, to evidence ownership of such shares of the Company Common Stock. As soon as practicable after the Effective Time, the Company or its agent, as the exchange agent, will send a notice and transmittal form to each record holder of certificates for Peoples Common Stock advising such holder of the procedures for surrendering Peoples certificates to the Company or its agent in exchange for a certificate for the number of whole shares of the Company Common Stock and a check for the cash amount (if any) to which such holder is entitled. The shares of the Company Common Stock will be deemed to have been issued at the Effective Time. Promptly following the surrender of the Peoples certificates, the Company or its agent will deliver to the surrendering Peoples stockholders certificates evidencing whole shares of the Company Common Stock and a check for the cash amount of any fractional interest, (See "-- Fractional Shares") all in accordance with the notice and transmittal form. Holders of Peoples Common Stock will be entitled to dividends, without interest, that may be declared and payable to holders of record of the Company Common Stock after the Effective Time; provided, however, that any such dividends will be remitted to each Peoples stockholder entitled thereto, without interest, at the time that such certificates representing shares of Peoples Common Stock are surrendered for exchange, subject to any applicable abandoned property, escheat or similar law.

FRACTIONAL SHARES

  Neither certificates nor scrip representing fractional shares of the Company Common Stock will be issued, but in lieu thereof, each holder of shares of Peoples Common Stock who would otherwise have been entitled to a fraction of a share of the Company Common Stock will be paid the cash value of such fraction determined by multiplying such fraction by the Average Company Price.

BACKGROUND OF NEGOTIATIONS

  Late in the fall of 1996, the Board of Directors of Peoples instructed management to begin discussions with a number of banks to secure a replacement loan for the loan Peoples had executed with Boatmen's Bank in May 1994. Management entered into discussions with five banks, including the Company.

  On February 20, 1997, Mr. Jim Fawcett, the President of Peoples, contacted Mr. Keith Bouchey, Chief Financial Officer of the Company, about obtaining a loan for Peoples. During the course of the meeting, Mr. Bouchey suggested that they meet again to discuss a possible business combination.

  On March 12, 1997, Mr. Fawcett met with the executive management of the Company and discussed financial terms of a business combination proposed by the Company. On March 13, 1997, Mr. Michael Gullion, Chief Executive Officer of the Company, and Mr. Bouchey presented to the Peoples Board of Directors a formal expression of interest letter. On March 20, 1997, executives of the Company met with Mr. Fawcett and two outside directors to further negotiate the proposed transaction. On April 9, 1997, Michael W. Gullion, Chairman of the Board and Chief Executive Officer of the Company and Keith E. Bouchey of the Company made an oral presentation to the full Peoples Board of Directors. Their presentation outlined the history of the Company and its present strategies, including its strategy to grow through acquisitions and internal expansion. In addition, they disclosed the Company's goal of maintaining banks with a local identity and board of directors and with management involved in social and charitable activities of the communities served by the banks. After satisfying themselves that the business plan of the Company was consistent with all of their objectives for Peoples and its stockholders, the Peoples Board authorized the execution of the Agreement.

REASONS FOR THE MERGER

  Peoples. The Peoples Board believes that the terms of the Agreement are fair to, and in the best interests of, Peoples and its stockholders. In considering the terms and conditions of the Agreement, the Peoples Board considered a number of factors. They did not assign any relative or specific weights to the factors considered. The material factors considered were:

    The Financial Terms and Structure of the Merger. The Peoples Board is of the view that, based on historical and anticipated trading ranges for the Company Common Stock, the value of the consideration to be received by Peoples stockholders represents a fair multiple of Peoples' per share book value and earnings. This conclusion is based on the information available to the Peoples Board about the consideration received by similar companies in similar transactions. The number and similarity of such transactions provided adequate grounds for more than one meaningful comparison. Additionally, the Board recognized that the shares of the Company Common Stock are listed for trading on the NASDAQ National Market System and provide a liquid investment as compared to shares of Peoples Common Stock. The Peoples Board also considered that the Merger would qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). See "FEDERAL INCOME TAX CONSEQUENCES."

    The Non-Financial Terms of the Merger. The Peoples Board considered the social and economic effect on the employees, depositors and customers of, and others dealing with, the Bank and on the community in which the Bank operates. They concluded that because of its large menu of banking and banking related products, strong management, transaction experience and history of operating acquired banking locations as community banks, the Company would be an excellent successor to the existing Bank owners.

  The Company. In approving the Agreement, management of the Company considered the price, financial condition of the Bank, projected synergies the Company anticipates will result from the Merger and the compatibility of the businesses of the two banking organizations. The management of the Company concluded that the Merger is consistent with its strategy to acquire community banks with strong existing management located in county seat towns.

  THE PEOPLES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PEOPLES STOCKHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

OPERATIONS AND MANAGEMENT AFTER THE MERGER

  At the Effective Time, the separate corporate existence of Peoples will terminate and all of the assets and liabilities of Peoples will become assets and liabilities of Sub. It is expected that the Bank will remain as a separate community bank with a local board of directors and management with local decision making power. The Bank will receive assistance in bringing new methods and systems to the Bank. The Company also expects to enhance the net interest margin and non-interest income of the Bank by expanding the products and services offered.

  The Company will analyze the Bank's operations for potential efficiencies. The Company anticipates achieving operating cost savings through the proposed consolidation and the elimination of redundant costs, which the Company expects to take twelve to eighteen months. While there can be no assurances that operating cost savings will be realized or in what fiscal period the savings will actually be recorded, plans are currently being developed to realize operating cost savings. It is expected that the annualized level of operating cost savings achieved will be realized unevenly throughout the period of consolidation, with the majority of any savings realized in the latter part of the period of consolidation. The extent to which operating cost savings will be achieved depends, among other things, on the regulatory environment and economic conditions, and may be affected by unanticipated changes in business activities, inflation and operating costs.

CONDITIONS TO THE MERGER

  Consummation of the Merger is subject to the fulfillment of certain conditions set forth in the Agreement, including the following:

    (a) Approval of the Agreement by the holders of a majority of all the outstanding shares of Peoples Common Stock;

    (b) The accuracy of representations of the Company, Sub and Peoples made in the Agreement and the performance of their respective obligations thereunder;

    (c) The absence of a material adverse event since April 14, 1997, effecting the financial condition, properties, assets, liabilities, rights, business or prospects of either the Company or Peoples;

    (d) The receipt by the Company, Peoples and the Bank of an opinion from Payne & Jones, Chartered relating to certain tax matters;

    (e) The receipt by the Company of an opinion from Ryan, Condry & Ryan, L.L.C. as to certain corporate matters regarding Peoples and the Bank;

    (f) The receipt by the Company of an opinion from an accounting firm that the Merger will qualify for pooling of interests accounting treatment;

    (g) The receipt of necessary regulatory approvals;

    (h) A minimum tangible net worth and minimum loan loss reserve of the Bank; and

    (i) The Average Company Price shall not be less than $10.50.

  If conditions (d) or (f) are not satisfied, shareholders of Peoples will be resolicited.

CONDUCT OF BUSINESS PENDING THE MERGER

  Pursuant to the Agreement, Peoples has agreed to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Agreement.

NO SOLICITATION

  The Agreement provides that, unless and until the Merger has been terminated, Peoples will not solicit or encourage or, subject to the fiduciary duties of their directors as advised by counsel, hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the transaction of all or a substantial portion of the business, assets or stock of Peoples. Peoples is required to promptly advise the Company of the receipt of, and the substance of, any such proposal or inquiry.

WAIVER AND AMENDMENT

  Prior to or at the Effective Time, any provision of the Agreement, including, without limitation, the conditions to consummation of the Merger, may be (i) waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof; or (ii) amended at any time by written agreement of the parties, whether before or after approval of the Agreement by the stockholders of Peoples; provided, however, that after any such approval, no such amendment or modification shall alter the amount or change the form of the consideration or alter or change any of the terms of the Agreement if such alteration or change would adversely affect the holders of Peoples Common Stock. It is anticipated that a condition to consummate the Merger would be waived only in those circumstances where the Board of Directors of the Company, Sub, or Peoples, as the case may be, deems such waiver to be in the best interests of such company and its stockholders.

POSSIBLE TERMINATION OF THE MERGER

  The Agreement may be terminated by either party if the Merger has not been consummated by August 31, 1997.

EFFECTIVE TIME

  It is presently anticipated that the effective time of the Merger will occur in the third quarter of 1997, but no assurance can be given to that effect.

FEDERAL SECURITIES LAWS CONSEQUENCES

  The shares of the Company to be issued pursuant to the Merger have been registered under the Securities Act of 1933, as amended (the "Securities Act"). The provisions of Rule 145 under the Securities Act allow such shares to be sold without restriction by stockholders of Peoples who are not deemed to be "affiliates" (as that term is defined in the rules under the Securities Act) of Peoples and who do not become affiliates of the Company. The shares of the Company to be issued to affiliates of Peoples may be resold only pursuant to an effective registration statement, pursuant to Rule 145 under the Securities Act, or in transactions otherwise exempt from registration under the Securities Act. The Company will not be obligated and does not intend to register its shares under the Securities Act for resale by stockholders who are affiliates.

RIGHTS OF DISSENTING STOCKHOLDERS

  In order to have dissenters' rights, a holder of Peoples Common Stock must not vote his or her shares in favor of the Agreement or deliver an unmarked, but signed proxy. If the Merger is approved, holders of shares of Peoples Common Stock will possess the right to seek appraisal of their shares pursuant to Section 17-6712 of the KGCC ("Section 17-6712").

  THE FOLLOWING IS A SUMMARY OF THE PROVISIONS OF SECTION 17-6712 AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH SECTION, A COPY OF WHICH IS ATTACHED TO THIS PROSPECTUS AS ANNEX B. THE FAILURE TO COMPLY WITH THE PROVISIONS OF SECTION 17-6712 MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS THEREUNDER.

  A holder of record of shares of Peoples Common Stock who elects to exercise appraisal rights under Section 17-6712 must deliver a written objection to the Agreement to Peoples prior to the vote on the Agreement by the holders of Peoples Common Stock at the Peoples Special Meeting to be held on August 21, 1997. Any such objection should be sent to Peoples at 509 Court, P.O. Box 205, Clay Center, Kansas 67432, Attention: James H. Schulze.

  Within 10 days after the Effective Date, Sub, as the surviving corporation in the Merger, will give written notice to each former holder of shares of Peoples Common Stock who has complied with the written notice requirement that the Merger has become effective and that dissenters' rights are available for any or all of such holder's shares in connection therewith. Within 20 days after the date of the mailing of the notice, such holder must demand in writing to Sub the payment of the fair value of such holder's shares of Peoples Common Stock. Any such demand should be sent to Sub at 11301 Nall Avenue, Leawood, Kansas 66211, Attention: Keith E. Bouchey. Within 30 days after the expiration of the 20 day period, Sub shall pay to such holder the value of such holder's shares, exclusive of any element of value arising from the expectation or accomplishment of the Merger.

  If Sub and a dissenting stockholder fail to agree upon the fair value of the Peoples Common Stock, within four months after the Effective Time of the Merger, but not thereafter, either Sub or any stockholder entitled to dissenters' rights under Section 17-6712 may file a petition in the District Court of Kansas demanding a determination of the value of the stock of all stockholders entitled to appraisal. Inasmuch as Sub has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal.

  If a petition for appraisal described above is timely filed by a stockholder, Sub is obligated to provide the stockholder with a verified list of all stockholders who have demanded appraisal. After notice to such stockholders, the court is empowered to conduct a hearing upon the petition, to determine those stockholders entitled to appraisal and to determine the "fair value" of the shares held by them as of the date on which the Merger is consummated, which under the KGCC would be determined exclusive of any element of value arising from accomplishment or expectation of the Merger.

  When the "fair value" is so determined, the court will direct the payment by Sub of such value, with interest thereon if the court so determines, to the stockholders entitled to receive the same, upon surrender to Sub by such stockholders of the certificates representing their shares of Peoples Common Stock to Sub at the address specified above. Upon application of Sub or any stockholder entitled to participate in the appraisal proceeding, the court may in its discretion permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of those other stockholders entitled to an appraisal who have complied with the above conditions.

TRANSACTIONS BETWEEN THE COMPANY AND PEOPLES

  No shares of Peoples Common Stock are presently owned by the Company or by any of its subsidiaries or principals, or by trustees for the benefit of the Company or any of its subsidiaries, stockholders or employees as a class or by an escrow arrangement instituted by the Company. On April 16, 1997, the Company loaned to Peoples $2,825,000 under a term note due April 20, 1998. The note is secured by the stock of Peoples and bears interest at 8.00% per annum.

ACCOUNTING TREATMENT

  It is intended that the Merger will qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the consolidated assets and liabilities of Peoples will be included in the consolidated financial statements of the Company at their previously recorded amounts and the consolidated net income of Peoples will be included in the net income of the Company.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based upon the provisions of the Code, the applicable regulations thereunder, judicial authority, current administrative rulings and practice as of the date hereof and the opinion to be provided by Payne & Jones, Chartered. The opinion of Payne & Jones, Chartered will be based upon certain assumptions and representations by the management of each of Peoples and the Company and by certain holders of the outstanding Peoples Common Stock. A ruling from the Internal Revenue Service concerning the tax consequences of the Merger will not be requested. The following discussion does not address the federal income tax consequences to special classes of taxpayers including, without limitation, foreign corporations, tax exempt entities and persons who acquired their Peoples Common Stock pursuant to the exercise of an employee option or otherwise as compensation.

  The Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) (as amplified by Section 368(a)(2)(D)) of the Code. Consequently:

    1. Stockholders of Peoples will not recognize gain or loss upon the receipt of the Company Common Stock in exchange for their shares of Peoples Common Stock.

    2. The basis of the Company Common Stock received by stockholders of Peoples in the Merger will equal the basis of their stock exchanged.

    3. The tax holding period of the Company Common Stock received by stockholders of Peoples in the Merger will include the holding period of their stock exchanged.

    4. Cash paid to holders of shares of Peoples who dissent from the Merger and cash paid to holders of shares of Peoples in lieu of fractional shares will be treated as proceeds of sales on which gain or loss will be recognized.

  THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH PEOPLES STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL AND OTHER TAX LAWS.

                            BUSINESS OF THE COMPANY

COMMUNITY BANKING STRATEGY

  The Company serves the needs and caters to the economic strengths of the local communities in which the Company Banks are located. Through the Company Banks and their employees, the Company strives to provide a high level of personal and professional customer service. Employee participation in community affairs is encouraged in order to build long-term banking relationships with established businesses and individual customers in these market areas.

  The Company believes its Marysville and Seneca locations, together with the other communities in their respective counties that comprise their market area, provide a stable base of relatively low-cost deposits compared to larger metropolitan markets with larger competitors. Although Provident Bank is located in a city of over 70,000 residents, it is the Company's experience that the demographics of St. Joseph, Missouri, as a county seat, are generally comparable to those of Seneca and Marysville, Kansas. The Company believes that, through good management, community banks such as Exchange Bank and Citizens can maximize earnings by attracting relatively low cost core deposits and investing those funds in loans and other high yielding investments, while maintaining risk at an acceptable level.

  Recently the Company has applied its community banking strategy to two affluent communities in the rapidly developing Johnson County suburbs southwest of Kansas City. The Company believes the recent wave of regional bank transactions of local banks in those suburban communities, and the subsequent conversion of some of those acquired banks to branch locations, has alienated the customers of those locations. This has created an opportunity for the Company to attract and retain as loan customers those owner-operated businesses that require flexibility and responsiveness in lending decisions and desire a more personal banking relationship. The success of this strategy is reflected in the Company's growth and ability to attract significant levels of non-interest bearing deposits in the suburban communities of Leawood and Shawnee, Kansas. The expansion into suburban Johnson County communities also has allowed Exchange Bank and Citizens to diversify their predominantly agriculturally-related loan portfolio into commercial and residential real estate loans. In addition, the Company has taken advantage of the relatively stable deposit base and low cost of funds in Marysville and Seneca, Kansas, where there is a relatively low commercial loan demand, and has deployed those funds in the suburban communities of Leawood and Shawnee, Kansas, where commercial loan demand is greater.

OPERATING STRATEGY

  The Company's operating strategy is to provide in each market that it operates a full range of financial products and services to small and medium-sized businesses and to consumers. The Company emphasizes personal relationships with customers, involvement in local community activities and responsive lending decisions. The Company strives to maintain responsive community banking offices with local decision makers, allowing senior management at each banking location, within certain limitations, to make its own credit and pricing decisions and retaining at each Company Bank a local identity and board of directors. The Company's goals include long-term customer relationships, a high quality of service and responsiveness to specific customer needs. The principal elements of the Company's operating strategy are:

  Maintain Market Position in Existing Market Areas. Each Company Bank is a leader in an aspect of the market in which it competes. The Company has invested in facilities and personnel and has emphasized customer service in order to maintain and enhance its market position in these areas.

  Emphasize Personalized Customer Service and Community Involvement. The Company believes that, in most of its market areas, customer loyalty and service are the most important competitive factors. The Company Banks have experienced low turnover in their management and lending staffs, enabling them to provide continuity of service by the same staff members, leading to long-term customer relationships, high quality service and quick response to customer needs. The Company Banks' management and other employees participate actively in a wide variety of community activities and organizations in order to develop and maintain customer relationships. The Company Banks seek to recruit the best available banking talent to deliver the quality of personal banking services required to meet customer expectations and to permit the Company to meet its goals for long-term profitable growth.

  Capitalize on Changing Market Conditions. The Company's management continually monitors economic developments in its market areas in order to tailor its operations to the evolving strengths and needs of the local communities. For example, Exchange Bank has opened branch locations in the high growth areas of Shawnee and Leawood, Kansas to fill the void of community banks that management believes has been created by the recent transaction activity of regional banking institutions and to deploy excess low-cost funds derived from its rural northeastern Kansas market.

  Centralize and Streamline Operations to Achieve Economies. While each of the Company Banks presently operates autonomously, the Company, in order to minimize duplication of functions, is centralizing certain management and administrative functions, including data processing, human resources and regulatory administration, that can better and more efficiently be performed by the Company. Such centralization will help to reduce operating expenses and enable the Company Bank personnel to focus on customer service and community involvement. The Company believes it has acquired the personnel necessary to make implementation of these operating efficiencies possible. The Company intends to centralize payroll, medical benefits, regulatory administration and data processing during 1997.

  Because of the high costs associated with Provident Bank's mortgage banking division, the Company began to significantly streamline these operations in the third quarter of 1996. The Company believes substantial improvements can be made to both expenses and income of the division through implementation of the following plan: (i) replacement of labor with technology; (ii) a reduction in the number of loan underwriters that participate in mortgage banking operations; (iii) retaining the servicing rights for loans sold; (iv) undertaking its own loan underwriting; and (v) creating arrangements pursuant to which Provident Bank would finance developers and builders in the transaction of property for, and the development and construction of, residential communities, and also would provide the residential real estate loans to the ultimate consumers in those communities. Provident Bank hired an Executive Vice President whose job function includes implementation of the foregoing plan. As part of the restructuring, the Company began in the third quarter of 1996 to streamline its Johnson County mortgage banking operations by reducing significantly the personnel in the Johnson County mortgage origination office and eliminating certain support positions in the Provident Bank office in St. Joseph.

GROWTH STRATEGY

  Transactions. Management believes that the Company is well positioned to acquire and profitably operate community banks because of its experience in operating community banks, its ability to provide centralized management assistance to those banks and its access to capital. Additionally, other than FHLB borrowings matched against specific loans, the Company has no long-term indebtedness. Therefore, a substantial portion of future earnings can be retained to pursue this growth strategy.

  Management of the Company believes there are owners of community banks who may be willing to sell their banks in the future for, among other reasons, stockholder liquidity, to diversify their own investment portfolios, lack of family successor operators and the difficulty of compliance with bank regulations. In addition, management believes there are individual community bank owners in the targeted regions who are interested in selling their banks to an organization that has a strong capital base and management that has demonstrated a commitment to maintaining local bank identity. The Company's goal is to acquire banks with strong existing management such that the Company's strategies can be implemented while retaining the individual identity of the banks through the continuation of the existing management, boards of directors and bank charters.

  The Company is generally targeting dominant, profitable community banks in county seat towns of 2,000 persons or more. Market factors to be considered by the Company include the size and long-term viability of the community and market area served by the target bank, the dominance of the transaction target in the market and the proximity of other banks owned by the Company. Generally, the bank target must be among the top three financial institutions in its market in terms of deposit share. Financial criteria include historical performance, comparison to peers in terms of key operating performance and capital ratios, loan asset quality, operating procedures and deposit structure. Also of significant financial importance is the investment required for, and opportunity costs of, the transaction. Non-financial considerations in evaluating an transaction prospect include the quality of the target's management and the demand on the Company resources to integrate the target institution.

  Because of the large number of county seat towns and banks and its familiarity with the market place, the Company's transaction focus is the Midwest and primarily in the States of Kansas and Missouri. Kansas is perceived by management to be the Company's best market for bank transactions because only recently have state banking laws permitted the large regional banking institutions based in Missouri to conduct branching activities in the State of Kansas.

  Internal Growth. The recent wave of regional bank transactions of community banks in the Midwest has created what management of the Company perceives to be a void in the community banking market. It is management's belief that it has been the practice of regional banking institutions to convert the banks they acquire into branches of the acquiring institution. Management of the Company believes this practice detracts from the delivery of quality personalized services to the existing customer base of those branches. The Company entered the Kansas City suburban community market by acquiring the deposits of a failed thrift in Shawnee, Kansas in 1992. Exchange Bank has acquired a tract of land for the development of another branch location in a rapidly developing part of Shawnee, Kansas that presently has few other lending institutions in the immediate area. In October 1995, Exchange Bank further expanded its presence in the suburban Johnson County communities of Kansas City by opening a branch location in Leawood, Kansas, another rapidly growing residential and small business community. Management of the Company believes its branching activities are distinguished from those of regional banking institutions by the high degree of autonomy given each branch location.

  The Company's expansion activity also has allowed Exchange Bank to diversify its loan portfolio, which was previously dominated by loans related to the agricultural industry. Further, the loan demand in these suburban Johnson County communities, due to heavy residential and small business development, is greater than that experienced in the market areas served by Citizens and Exchange Bank--Marysville. The difference in the deposit characteristics, which are more stable in Seneca and Marysville, and borrowing characteristics between the communities has allowed the Company to deploy excess low-cost deposit funds derived from Citizens and Exchange Bank's Marysville locations into loans in the growing Kansas City metropolitan communities of Shawnee and Leawood, Kansas.

  The Company expects it will continue to expand in the suburban Johnson County communities west of Kansas City through growth in the assets and loan portfolios of existing branches and to a limited extent through additional branching activities.

LENDING ACTIVITIES

  General. The Company strives to provide in each market area it serves a full range of financial products and services to small and medium-sized businesses and to consumers. The Company targets owner-operated businesses and emphasizes the use of Small Business Administration and Farmers Home Administration lending. The Company Banks participate in credits originated within the organization but generally do not participate in loans from non-affiliated lenders. Each Company Bank has an established loan committee which has authority to approve credits, within established guidelines, of up to $200,000. Concentrations in excess of $200,000 must be approved by an executive loan committee comprised of the Chief Executive Officer and the Vice President of the Company and the local Bank's president and senior lending officer. When lending to an entity, the Company generally obtains a guaranty from the principals of the entity. The loan mix within the individual the Company Banks is subject to the discretion of the Bank board of directors and the demands of the local marketplace.

  Residential loans are priced consistently with the secondary market, and commercial and consumer loans generally are issued at or above the prime rate. The Company has no potential negative amortization loans. The following is a brief description of each major category of the Company's lending activity.

  Real Estate Lending. Commercial, residential and agricultural real estate loans represent the largest class of loans of the Company. As of December 31, 1996, real estate loans totaled $130.3 million or 64.3% of all loans. One to four family residential loans at December 31, 1996 made up approximately 44.4% of real estate loans, followed by commercial 25.9%, construction 21.0%, agricultural 7.0%, and loans held for sale 1.7%. Generally, residential loans are written on a variable rate basis with terms of five years or less and amortized over either 15 or 30 years. The Company retains in its portfolio some adjustable rate mortgages having an adjustment period of five years or less. Agricultural and commercial real estate loans are amortized over 15 or 20 years. The Company also generates long-term fixed rate residential real estate loans which it sells in the secondary market. The Company takes a security interest in the real estate. Commercial real estate, construction and agricultural real estate loans are generally limited, by policy, to 80% of the appraised value of the property. Commercial real estate and agricultural real estate loans also are supported by an analysis demonstrating the borrower's ability to repay. Residential loans that exceed 80% of the appraised value of the real estate generally are required, by policy, to be supported by private mortgage insurance, although on occasion the Company will retain non-conforming residential loans to known customers at premium pricing.

  Commercial Lending. Loans in this category principally include loans to service, retail, wholesale and light manufacturing businesses, including agricultural service businesses. Commercial loans are made based on the financial strength and repayment ability of the borrower, as well as the collateral securing the loans. As of December 31, 1996, commercial loans represented the second largest class of loans at $48.4 million, or 23.9% of total loans. The Company targets owner-operated businesses as its customers and makes lending decisions based upon a cash flow analysis of the borrower as well as the accounts receivable, inventory and equipment of the borrower. Accounts receivable loans and loans for inventory purchases are generally of a one-year renewable term and those for equipment generally have a term of seven years or less. The Company generally takes a blanket security interest in all assets of the borrower. Equipment loans are generally limited to 75% of the cost or appraised value of the equipment. Inventory loans are limited to 50% of the value of the inventory, and accounts receivable loans are limited to 75% of a pre-determined eligible base. Each of the Company Banks is approved to make loans under the Small Business Administration program.

  Agricultural Lending. The Company provides short-term credit for operating loans and intermediate-term loans for farm product, livestock and machinery purchases and other agricultural improvements. Agricultural loans were $11.7 million as of December 31, 1996, or 5.8% of total loans. Farm product loans have generally a one-year term and machinery and equipment and breeding livestock loans generally have five to seven-year terms. Extension of credit is based upon the ability to repay, as well as the existence of federal guarantees and crop insurance coverage. Farmers Home Administration guarantees are pursued wherever possible. Exchange Bank and Citizens hold "Preferred Lender Status" from the Farmers Home Administration, a guarantee program similar to the Small Business Administration, that minimizes the credit exposure of the Company Banks through partial transfer of the credit risk to the federal government. Preferred Lender Status expedites the processing of loan applications. These loans are generally secured by a blanket lien on livestock, equipment, feed, hay, grain and growing crops. Equipment and breeding livestock loans are limited to 75% of appraised value.

  Consumer and Other Lending. Loans classified as consumer and other loans include automobile, credit card, boat, home improvement and home equity loans, the latter two secured principally through second mortgages. The Company generally takes a purchase money security interest in goods for which it provides the original financing. The terms of the loans range from one to five years, depending upon the use of the proceeds, and range from 75% to 90% of the value of the collateral. The majority of these loans are installment loans with fixed interest rates. As of December 31, 1996, consumer and other loans amounted to $12.2 million, or 6.0% of total loans. The Company implemented a credit card program in late 1994 and targeted the Company Banks' existing customer base as potential consumers. As of December 31, 1996, the Company had issued 1,900 cards having an aggregate outstanding balance of $1.4 million in credit card receivables. The Company has not marketed credit cards to persons other than existing customers.

LOAN ORIGINATION AND PROCESSING

  Loan originations are derived from a number of sources. Residential loan originations result from real estate broker referrals, mortgage loan brokers, direct solicitation by the Company Banks' loan officers, present savers and borrowers, builders, attorneys, walk-in customers and, in some instances, other lenders. Residential loan applications, whether originated through the Company Banks or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FNMA underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources. The legal lending limit of each of the Company Banks was approximately $1.8 million, $670,000 and $740,000 for Exchange Bank, Citizens and Provident Bank, respectively, as of December 31, 1996.

  The loan underwriting procedures followed by the Company Banks conform to regulatory specifications and are designed to assess both the borrower's ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a loan officer meets with each applicant to obtain the appropriate employment and financial information as well as any other required loan information. The Company Bank then obtains reports with respect to the borrower's credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for the Company Bank through an independent appraiser). The loan information supplied by the borrower is independently verified.

  Loan applicants are notified promptly of the decision of the Company Bank by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral, and such insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application or for a 30 to 45-day period.

MORTGAGE BANKING DIVISION OPERATIONS

  The mortgage banking division of Provident Bank is engaged in the business of originating and selling principally first-lien mortgages secured by single family residences. Loans originated through Provident Bank's mortgage banking division were $83.1 million and $83.3 million in 1996 and 1995, respectively. The mortgage banking division's principal sources of revenue consist of loan origination fees and gain or loss on the sale of mortgage loans. Mortgage loans are originated primarily in St. Joseph, Missouri, Johnson County, Kansas and throughout the metropolitan Kansas City area. Loans usually are purchased by Provident Bank for investment pending resale into the secondary market. Loans usually are sold to investment banking firms and other investors as whole loans.

  Mortgage loans are originated primarily through loan originators and from referrals from real estate brokers, builders, developers and prior customers. The origination of a loan from the date of initial application to a loan closing normally takes three to eight weeks. It involves processing the borrower's loan application, evaluating the borrower's credit and other qualifications consistent with underwriting criteria established by private institutional investors and insuring or guaranteeing agencies, obtaining investor approvals, property appraisals, and title insurance, arranging for hazard insurance and handling various other matters customarily associated with the closing of a residential loan. For this service, the division typically collects an origination fee of one percent of the principal amount of the loan. Costs that are incurred in originating mortgage loans include: overhead, origination commissions paid to the originators, certain out-of-pocket costs and, in some cases, commitment fees where the loans are made subject to a purchase commitment from wholesale lenders, private investors or other intermediaries. In the third quarter of 1996, Provident Bank substantially reduced the resources committed to its mortgage banking operations.

INVESTMENT PORTFOLIO

  The Company Banks' investment portfolio is used to meet the Company Banks' liquidity needs while endeavoring to maximize investment income. Additionally, management augments the quality of the loan portfolio by maintaining a high quality investment portfolio oriented toward U.S. government and U.S. government agency securities. The portfolio is comprised of U.S. Treasury securities, U.S. government agency instruments and a modest amount of investment grade obligations of state and political subdivisions. In managing its interest rate exposure, the Company also invests in mortgage-backed securities and collateralized mortgage obligations. Federal funds sold and certificates of deposit are additional investments that are not classified as investment securities. Investment securities were $66.7 million, or 21.9% of total assets, at December 31, 1996.

DEPOSITS AND BORROWINGS

  Deposits are the major source of the Company Banks' funds for lending and other investment purposes. In addition to deposits, including local public fund deposits and demand deposits of commercial customers, the Company Banks derive funds from loan principal repayments, maturing investments, Federal Funds borrowings from commercial banks, borrowings from the Federal Reserve Bank of Kansas City and the Federal Home Loan Bank ("FHLB") and from repurchase agreements. Loan repayments and maturing investments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources. They also may be used on a long-term basis for funding specific loan transactions and for general business purposes.

  The Company Banks offer a variety of accounts for depositors designed to attract both short-term and long-term deposits. These accounts include certificates of deposit savings accounts, money market accounts, checking and individual retirement accounts. Deposit accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. The Company has not sought brokered deposits and does not intend to do so in the future.

COMPETITION

  The deregulation of the banking industry, the widespread enactment of state laws permitting multi-bank holding companies, and the availability of nationwide interstate banking has created a highly competitive environment for financial services providers, particularly for institutions in suburban areas, such as Exchange Bank's Shawnee and Leawood branches. These branches compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies and other financial intermediaries. Some of these competitors have substantially greater resources and lending limits and may offer certain services that these branches do not currently provide. In addition, some of the non-bank competitors are not subject to the same extensive federal regulations that govern these branches.

  Management believes the Company Banks have generally been able to compete successfully in their respective communities because of the Company's emphasis on local control and the autonomy of Company Bank management, allowing the Company Banks to meet what is perceived to be the preference of community residents and businesses to deal with "local" banks. While management believes the Company Banks will continue to compete successfully in their communities, there is no assurance future competition will not adversely affect the Company Banks' earnings.

EMPLOYEES

  The Company maintains a corporate staff of 6 persons. At December 31, 1996, the Company Banks had 116 full-time equivalent employees. None of the employees of the Company or the Company Banks are covered by a collective bargaining agreement. The Company and the Company Banks believe their employee relations are good.

STOCK OFFERING

  On November 22, 1996, the Company completed an underwritten initial public offering of 2,000,000 shares of its common stock. The closing with respect to an additional 300,000 shares was completed on December 19,

1996 following the exercise of the underwriters' over-allotment option. The net proceeds of the sale, after deducting expenses of the offering, were approximately $18.1 million. The proceeds were used to retire approximately $6.6 million in short-term debt and to make a $3.0 million working capital contribution to Exchange Bank. The remaining capital of approximately $8.5 million was invested in short-term investment grade securities pending use in the Company's growth strategy and for general corporate purposes.

PROPERTY OF THE COMPANY

  The Company or the Company Banks own each of the banking facilities described below. The Company believes each of the facilities is in good condition, adequately covered by insurance and sufficient to meet the needs at that location for the foreseeable future. Each of the facilities described below has an automated teller machine.

  Exchange Bank has two banking locations in Marysville, Kansas. The property at 823 Broadway is a one-story 8,800 square foot building with four teller windows and was remodeled in 1995. The property at 1016 Broadway is a two-story 4,684 square foot building built in 1985 with three teller windows and a two-lane drive up.

  Exchange Bank's banking location at 13425 Shawnee Mission Parkway, Shawnee, Kansas, with 3,400 square feet, three teller windows and a four-lane drive up was remodeled in 1995. Exchange Bank's Leawood branch located at 11301 Nall Avenue opened in the third quarter of 1996 and features four teller windows, a four-lane drive up and encompasses 25,000 square feet, sixty percent of which Exchange Bank leases to third parties.

  Citizens has two banking locations in Seneca, Kansas. The property at 502 Main Street is a one-story 4,840 square foot building with three teller windows and seven offices and was remodeled in 1994. The property at Highway 36 and 6th Street is a one-story 3,388 square foot building with three teller windows and a two-lane drive up.

  Provident Bank has a banking location in a 29,500 square foot two-story building located at 4305 Frederick Boulevard, St. Joseph, Missouri that has four teller windows and a three-lane drive up. The building was remodeled in 1996 and the second floor is leased to third parties.

  Exchange Bank has also acquired vacant property located just off the exit at Midland Drive from Interstate 435 in Shawnee, Kansas, upon which it expects to build a two story 22,000 square foot branch location with five teller windows and a two-lane drive up. The new Shawnee bank location is expected to be completed in the middle of 1998 and have approximately 11,000 square feet of lease space.

LEGAL PROCEEDINGS INVOLVING THE COMPANY

  On April 28, 1997 Exchange Bank was named a defendant in the case captioned, Anderson, et al. v. Olathe Bank, et al., Case No. 97 C 5574 in the District Court of Johnson County, Kansas. The plaintiffs allege that they invested in entities owned and controlled by individuals subject to claims by the Attorney General of the State of Kansas alleging consumer protection violations. The plaintiffs allege the defendants were contacted by the plaintiff's and allegedly provided false information, engaged in a joint effort to mislead, and were negligent with respect to references sought by the plaintiffs. Plaintiffs further allege that they relied to their detriment on those representations in deciding to invest. In addition to Exchange Bank, defendants include three Kansas banks, three bank officers of the defendant banks, the National Business Opportunity Bureau, and a New York attorney. The petition does not differentiate between these defendants in its assertions concerning the role allegedly played by each in contributing to plaintiffs' alleged losses. The claim is brought on behalf of a class of over 2,400 persons who claim to have invested $15,000 or more each. There is no allegation that specifies the amount of damages plaintiffs contend that they sustained. Exchange Bank has denied any liability and is vigorously contesting the allegations made against it. The Company is not yet in a position to determine whether the expenses and losses, if any, in connection with this action will be material.

                   SUPERVISION AND REGULATION OF THE COMPANY

THE COMPANY

  The Company is a bank holding company within the meaning of Bank Holding Company Act of 1956, as amended (the "BHCA") and the Savings & Loan Holding Company Act, as amended (the "SLHCA").

  The BHCA. Under the BHCA, the Company is subject to periodic examination by the Board of Governors of the Federal Reserve and is required to file periodic reports of its operations and such additional information as the Federal Reserve may require. The Company's and the Company Banks' activities are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, or engaging in any other activity the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities the Federal Reserve has determined by regulation to be proper incidents to the business of banking include making or servicing loans and certain types of leases, engaging in certain insurance and discount brokerage activities, performing certain data processing services, acting in certain circumstances as a fiduciary or investment or financial advisor, owning savings associations, and making investments in certain corporations or projects designed primarily to promote community welfare.

  With certain limited exceptions, the BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring substantially all of the assets of any bank, (ii) acquiring direct or indirect ownership or control of any voting shares of any bank if after such transaction it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or
(iii) merging or consolidating with another bank holding company.

  In addition, and subject to certain exceptions, the BHCA and the federal Change in Bank Control Act, together with the regulations thereunder, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank holding company, such as the Company. Control is conclusively presumed to exist if any individual or company acquires 25% or more of any class of voting securities of the bank holding company. With respect to corporations with securities registered under the Securities Exchange Act of 1934, such as the Company, control will be rebuttably presumed to exist if a person acquires at least 10% of any class of voting securities of the corporation.

  In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength for and commit resources to support the Company Banks. Under the BHCA, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition. The Company currently does not have any subsidiaries other than the Company Banks.

  The SLHCA. Under the SLHCA, the Company is regulated by the Office of Thrift Supervision (the "OTS"). Generally, there are no limitations on activities of a savings and loan holding company provided the Company holds only one savings association which is a Qualified Thrift Lender ("QTL"), as is the case with the Company. As a unitary savings and loan holding company, the Company is registered and files reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association. The OTS has broad investigative powers to determine whether provisions under the SLHCA are complied with by the Company. If the OTS discovers violations, it may seek an injunction to enjoin the acts which violate the laws or regulations or may order the Company or its subsidiaries to terminate activities or terminate control or ownership of a subsidiary if the OTS reasonably believes continuation of such activity, ownership or control by the savings and loan holding company poses a serious risk to financial safety, soundness or stability of the savings association held by the Company.

  Generally, a savings and loan holding company must get prior written approval from the director of the OTS to acquire control of a savings association, to acquire another savings association or savings and loan holding company by merger, consolidation or purchase of assets, or to acquire or retain more than 5% of the voting shares of a savings association or a savings and loan holding company which is not a subsidiary. The savings and loan holding company may not acquire control of an uninsured institution or retain control for more than one year from the date control was acquired, unless extended by the director of the OTS for a period not to exceed three years.

  If the Company were to acquire control of another savings association as a separate subsidiary, it would become a multiple savings and loan holding company, and the activities of the Company and any of its subsidiaries would become subject to additional restrictions unless such other association qualified as a QTL and was acquired in a supervisory transaction.

  If Provident Bank fails the QTL test, the Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple savings and loan holding companies or their subsidiaries.

THE COMPANY BANKS

  Exchange Bank. Exchange Bank operates as a national banking association incorporated under the laws of the United States and is subject to examination by the Office of the Comptroller of the Currency (the "OCC"). Deposits in Exchange Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to a maximum amount (generally $100,000 per depositor, subject to aggregation rules). The OCC and the FDIC regulate or monitor all areas of Exchange Bank's operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rate risk management, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC requires Exchange Bank to maintain certain capital ratios and imposes limitations on its aggregate investment in real estate, bank premises, and furniture and fixtures. Exchange Bank is currently required by the OCC to prepare quarterly reports on its financial condition and to conduct an annual audit of its financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

  Citizens. Citizens operates under a Kansas state bank charter and is subject to regulation by the Kansas Banking Department and the FDIC. The Kansas Banking Department and FDIC regulate or monitor all areas of Citizen's operations, including capital requirements, issuance of stock, declaration of dividends, interest rates, deposits, record keeping, establishment of branches, transactions, mergers, loans, investments, borrowing, security devices and procedures and employee responsibility and conduct. The Kansas Banking Department places limitations on activities of Citizens including the issuance of capital notes or debentures and the holding of real estate and personal property and requires Citizens to maintain a certain ratio of reserves against deposits. The Kansas Banking Department requires Citizens to file a report annually showing receipts and disbursements of the bank, in addition to any periodic report requested. Citizens is examined by the Kansas Banking Department at least once every 18 months and at any other time deemed necessary. The FDIC insures deposits held in Citizens up to a maximum amount, which is generally $100,000 per depositor.

  Provident Bank. Provident Bank operates as a federal savings bank and provides full savings bank services. As a savings institution, Provident Bank is subject to regulation by the OTS. The OTS regulates or monitors all areas of Provident Bank's operations, including capital requirements, loans, investments, establishment of branch offices, mergers, conversions, dissolutions, transactions, borrowing, management, record keeping, security devices and procedures and offerings of securities. The OTS requires Provident Bank to file annual current reports in compliance with OTS procedures, as well as periodic reports upon the request of the director of OTS. Provident Bank must also prepare a statement of condition report showing the savings association's assets, liabilities and capital at the end of each fiscal year. The OTS may require an independent audit of financial statements by a qualified independent public accountant when needed for safety and soundness purposes. With some exceptions, an appraisal by a state certified or licensed appraiser is required for all real estate related financial transactions.

  All savings associations, including Provident Bank, are required to meet the QTL test to avoid certain restrictions on their operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. Such assets primarily consist of residential housing related loans and investments.

  Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in repayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a bank holding company and become subject to all restrictions on bank holding companies.

  Provident Bank is a member of the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition.

PAYMENT OF DIVIDENDS

  Exchange Bank is subject to the dividend restrictions set forth by the OCC. Under such restrictions, Exchange Bank may not, without prior approval of the OCC, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. Provident Bank, as a Tier 1 savings institution, is limited in its payment of dividends during a calendar year to the higher of 100% of the current year earnings during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its current earnings over the most recent four-quarter period. Provident Bank is required to obtain OTS approval for dividends exceeding the preceding amount. There are no specific regulatory restrictions on the ability of Citizens to pay dividends. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or in the event it is undercapitalized.

  If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the Federal Reserve and the FDIC have issued policy statements providing that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

TRANSACTIONS WITH AFFILIATES AND INSIDERS

  The Company Banks are subject to Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates, including the Company. In addition, limits are placed on the amount of advances to third parties collateralized by the securities or obligations of affiliates. Most of these loans and certain other transactions must be secured in prescribed amounts. The Company Banks are also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. The Company Banks are subject to restrictions on extensions of credit to executive officers, directors, certain principal stockholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

BRANCHING

  National bank branches are required by the National Bank Act to adhere to branch banking laws applicable to state banks in the states in which they are located. Under federal legislation, effective June 1, 1997, a bank may merge or consolidate across state lines, unless, prior to May 31, 1997, either of the states involved elects to prohibit such mergers or consolidations. Prior to the effective date of this legislation, a bank may merge or consolidate across state lines only if both of the states involved elect to "opt-in" early to the provisions of the legislation. States may also authorize banks from other states to engage in branching across state lines de novo and by transaction of branches without acquiring a whole banking institution. Missouri has enacted legislation authorizing interstate branching within thirty miles of its state borders and placing a minimum age requirement of five years on acquired institutions. Missouri has not chosen to opt-in early to the provisions of the new federal law. The Kansas legislature recently failed to take action with regard to the above-referenced federal legislation. State law in Missouri permits branching anywhere in the state. Statewide branching is also allowed in Kansas.

COMMUNITY REINVESTMENT ACT

  The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve, the FDIC, the OCC and the OTS evaluate the record of such financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, transactions and applications to open a branch or facility.

OTHER REGULATIONS

  Interest and certain other charges collected or contracted for by the Company Banks are subject to state usury laws and certain federal laws concerning interest rates. The Company Banks' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Company Banks also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

REGULATORY CAPITAL REQUIREMENTS

  Federal regulations establish minimum requirements for the capital adequacy of depository institutions. The regulators may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. The Company Banks with capital ratios below the required minimum are subject to certain administrative actions, including prompt corrective action, the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing.

  The federal risk-based capital guidelines for banks require a ratio of Tier 1, or core capital, to total risk-weighted assets of 4% and a ratio of total capital to total risk-weighted assets of 8%. The leveraged capital guidelines require that banks maintain Tier 1 capital of no less than 5% of total adjusted assets, except in the case of certain highly rated banks for which the minimum leverage ratio is 3% of total adjusted assets. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets, (2) a leverage ratio (core capital to total adjusted assets) of at least 3% and (3) a risk-based capital requirement equal to at least 8% of total risk-weighted assets.

  Federal regulations applicable to financial institutions define five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. An institution is well capitalized if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, has a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 6% or greater, has a leveraged ratio (Tier 1 capital to total adjusted assets) of 5% or greater, and is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. Under the regulations, each of the Company Banks is at least adequately capitalized at December 31, 1996.

  The FDICIA requires federal banking regulators to take "prompt corrective action" with respect to capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, FDICIA contains broad restrictions on certain activities of undercapitalized institutions involving asset growth, transactions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

  As an institution's capital decreases, the powers of the federal regulators become greater. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The regulators have very limited discretion in dealing with a critically undercapitalized institution and are virtually required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

                           MANAGEMENT OF THE COMPANY

  The directors and executive officers of the Company and certain senior officers of the Company are as set forth below.

                                         PRINCIPAL OCCUPATION AND
   NAME                AGE             FIVE-YEAR EMPLOYMENT HISTORY
   ----                ---             ----------------------------
Michael W. Gullion....  42 Mr. Gullion has served as Chairman of the Board of
                           Directors, President and Chief Executive Officer of
                           the Company since inception of the Company. Mr.
                           Gullion is the son-in-law of William Wallman.
Keith E. Bouchey......  46 Mr. Bouchey was elected to the Board of Directors of the Company on May 30, 1996. He has served as the
                           Executive Vice President, Chief Financial Officer
                           and Corporate Secretary of the Company since joining
                           the Company in November 1995. Prior to joining the
                           Company, Mr. Bouchey had been, since August 1977, a
                           principal of GRA, Thompson, White & Company, P.C., a
                           regional bank accounting and consulting firm, where
                           he served on the executive committee and as the
                           managing director of the firm's regulatory services
                           practice.
William F. Wright.....  54 Mr. Wright was elected as a director of the Company on May 30, 1996. Mr. Wright has served as the
                           Chairman of the Board and the Chief Executive
                           Officer of Amcon Corporation, a wholesale
                           distributor of beer and wine, since 1978.
D. Michael Browne.....  44 Mr. Browne has served as a director of the Company since November 1989. He has been the Chairman and
                           Chief Executive Officer of Mike Browne International
                           LTD, a direct marketing advertising agency, since
                           1987.
William Wallman.......  73 Mr. Wallman was elected to the Board of Directors of the Company in November 1989. For more than five
                           years Mr. Wallman has been the President and owner
                           of Wallman Chrysler-Plymouth, Inc., a car dealership
                           located in Beatrice, Nebraska. Mr. Wallman is the
                           father-in-law of Mr. Gullion.

  In addition to the members of the Board of Directors set forth above, Allen
D. Petersen serves in an advisory capacity to the Board of Directors with the privilege of attending and participating in meetings, but without the power to vote on proposals considered by the Board of Directors. Mr. Petersen serves at the discretion of the entire Board of Directors. For more than five years Mr. Petersen has been the Chairman and Chief Executive Officer of American Tool Companies located in Chicago, Illinois.

 Information Concerning Senior Officers

  The following table describes the persons who are the senior officers of the Company Banks.

   NAME                 AGE
   ----                 ---
Marc J. Degenhardt....   35 Mr. Degenhardt has served as President of Exchange
                            Bank since September 1996. Prior to his appointment
                            as President, Mr. Degenhardt was the Executive Vice
                            President of Exchange Bank, a position he held since
                            1991. He was Senior Vice President of Exchange Bank
                            of Schmidt and Koester immediately prior to its
                            participation in the merger which formed Exchange
                            Bank in November 1991.
Richard B. Erwin......   50 Mr. Erwin joined Citizens in 1982 and has served as
                            the President of that bank since June 1988.
John R. Wray..........   53 Mr. Wray has served as the President and Chief
                            Financial Officer of Provident Bank since April
                            1996. He served as Vice Chairman of Provident Bank
                            from October 1995 to March 1996. Prior to his
                            affiliation with the Company, Mr. Wray was the
                            President of St. Joseph Banking Center, First Bank
                            of Missouri where he had served since December 1993
                            and the President and Chief Executive Officer of the
                            Bank of St. Joseph from October 1987 through
                            December 1993.
John C. Waters........   51 Mr. Waters has served as the Executive Vice
                            President of the Exchange Bank--Shawnee branch
                            location since February 1995. He was Vice Chairman
                            of the Board of Mark Twain Bank of Kansas from 1993
                            through February 1995. Mr. Waters was the President
                            of First National Bank, Shawnee, Kansas from 1986
                            through 1993.
Charles N. Van Zante..   50 Mr. Van Zante has served as the Executive Vice
                            President of the Exchange Bank--Leawood branch
                            location since June 1996. Prior to that time, Mr.
                            Van Zante was involved in the commercial lending and
                            administrative activities at the Mercantile Bank
                            organization in Kansas, and at the Mid-American Bank
                            from 1989 until its transaction by Mercantile Bank.
                            Earlier, he served as President and Chief Executive
                            Officer of United Missouri Bank South for seven
                            years.
John R. Price.........   39 Mr. Price has served as a Vice President of the
                            Company and Senior Vice President of Exchange Bank
                            since November 1992. Prior to joining the Company,
                            Mr. Price was employed by the Farmers Home
                            Administration division of the United States
                            Department of Agriculture, where he served as the
                            Kansas State Director since November 1989.

                     EXECUTIVE COMPENSATION OF THE COMPANY

  The table below sets forth information concerning the annual and long-term compensation paid to the Chief Executive Officer and all other employees of the Company whose compensation exceeded $100,000 during the last fiscal year.

                          SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION
            NAME AND                     --------------------     ALL OTHER
       PRINCIPAL POSITION        YEAR    SALARY($)  BONUS($)  COMPENSATION($)(1)
       ------------------        ----    ---------- --------- ------------------
Michael W. Gullion.............. 1996    $ 186,000  $ 165,000      $15,923
 President and Chief Executive   1995    $ 156,000  $ 165,000      $ 9,587
 Officer                         1994    $ 150,000  $ 150,000      $ 4,670

Keith E. Bouchey................ 1996(2) $ 156,000        -0-      $ 3,933
 Executive Vice President, Chief
 Financial Officer and Corporate
 Secretary

--------
(1) Consists of contributions to the Company's Employee Stock Ownership Plan, personal use of Company-owned automobile, and country club membership dues.
(2) Mr. Bouchey became an executive officer of the Company in November 1995.

EMPLOYMENT CONTRACTS

  Messrs. Gullion and Bouchey (the "Executives") have entered into employment agreements with the Company (each an "Agreement"). The terms of the Agreements are three years (automatically renewed on the anniversary date of the Agreements unless either party gives notice of its intention not to renew) and provide that Mr. Gullion will be the Chairman, Chief Executive Officer and President and Mr. Bouchey will be Executive Vice President, Chief Financial Officer and Corporate Secretary of the Company. Throughout the employment period, each of the Executives will be nominated by the Board of Directors for directorships and the base compensation of the Executives and their opportunity to earn incentive compensation will be at least as great as in existence prior to the effectiveness of the Agreements. An Executive may be terminated for "cause" only (as defined in the Agreement). An Executive may terminate the Agreement for "good reason" which is defined as a material breach of the Agreement by the Company. The death or disability of an Executive automatically terminates the Agreement.

  If the Company terminates the Agreement for cause or the Executive terminates without good reason, neither the Company nor the Executive has any further obligations to the other. If the Company terminates an Executive without cause (as defined in the Agreement), an Executive terminates for good reason (as defined in the Agreement), or a Change in Control (as defined below) of the Company occurs, the Company is obligated to pay the Executive three times the present value of the Executive's long and short-term compensation in place immediately prior to the termination or Change in Control, provided that such benefits cannot exceed an amount that would be subject to federal excise taxes.

  A Change in Control of the Company will be deemed to occur upon (i) the hostile replacement of at least the majority of the Board of Directors, (ii) a person acquiring 25% or more of the shares or voting power of the stock of the Company, provided such person is not an existing director or Executive or relative of such a person or does not acquire such shares or voting rights pursuant to an agreement to which the Executive is a party, or as a result of the transaction does not become the largest stockholder of the Company, (iii) a merger or sale of substantially all of the assets of the Company or (iv) the occurrence of any other event the Board of Directors determines to be a Change in Control.

COMPENSATION OF DIRECTORS

  Non-employee directors of the Company in 1997 will receive $5,000 and $500 per meeting for serving on the Board of Directors. In addition, the Company reimburses directors for expenses incurred in connection with attendance at meetings of the Board of Directors and committees thereof. Employees of the Company receive no additional compensation for serving as a director.

TRANSACTIONS WITH DIRECTORS AND OFFICERS

  Certain of the officers, directors and principal stockholders of the Company and its subsidiary banks, and members of their immediate families and businesses in which these individuals hold controlling interests, are customers of the Company Banks and it is anticipated such parties will continue to be customers of the Company Banks in the future. Credit transactions with these parties are subject to review by each bank's Board of Directors. All outstanding loans and extensions of credit by the Company Banks to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and, in the opinion of management, did not and do not involve more than the normal risk of collectability or present other features unfavorable to the Company Banks. The aggregate balance of loans and advances under existing lines of credit to these parties was $6.0 million and $4.0 million at December 31, 1996 and 1995, respectively.

                 SECURITY OWNERSHIP OF THE COMPANY COMMON STOCK

  The following table sets forth information as of July 24, 1997, concerning the shares of the Company Common Stock beneficially owned by (i) each person known by the Company to be the beneficial owner of 5% or more of the Company Common Stock, (ii) each of the directors of the Company, and (iii) all directors and senior officers of the Company as a group. Unless otherwise indicated, the named beneficial owner has sole voting and investment power over the shares listed.

                                         NUMBER OF SHARES  PERCENTAGE OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER    BENEFICIALLY OWNED  BENEFICIALLY OWNED
------------------------------------    ------------------ --------------------
Michael W. Gullion(1)..................       941,181             21.89%
 11301 Nall Avenue
 Leawood, Kansas 66221
Betty J. Dam(2)........................       262,974              6.12%
 1506 Calhoun
 Marysville, Kansas 66508
William Wallman(3).....................       214,901              5.00%
 538 W. Mary
 Beatrice, Nebraska 68310
William F. Wright(3)...................       171,826              4.00%
 1431 Stratford Court
 Del Mar, California 92014
Keith E. Bouchey(4)....................        29,058                 *
 11301 Nall Avenue
 Leawood, Kansas 66211
D. Michael Browne......................        27,753                 *
 6450 Campbell Drive
 Lincoln, Nebraska 68510
Directors and senior officers as a          1,079,261             25.10%
 group (11 persons) (5)................

--------
 * Less than 1%.

(1) Includes 558,555 shares for which Mr. Wallman or The Lifeboat Foundation are the record owners and that are subject to the terms of an agreement granting Mr. Gullion voting control over such shares. Also includes 31,888 shares held by the Gold Banc Corporation Inc. Employee Stock Ownership Plan and Trust that are not allocated to individual accounts and over which Mr. Gullion, as Plan Administrator, has voting control.
(2) Includes the 179,516 shares owned by B.J. Dam Investment Company over which Ms. Dam claims beneficial ownership and 38,350 shares held in the Betty J. Dam Trust #1.
(3) Subject to the terms of an agreement granting Mr. Gullion voting control over such shares.
(4) Includes 23,338 shares held in the name of Holyrood Bancshares, Inc. Mr. Bouchey is a director, officer and stockholder of Holyrood Bancshares, Inc. Also includes 720 shares owned by children of Mr. Bouchey. Mr. Bouchey disclaims beneficial ownership of 120 shares owned by his adult daughter.
(5) Subsequent to February 28, 1997, the Compensation Committee of the Board of Directors awarded options for a total of 70,500 shares to senior officers and directors of the Company. The Equity Compensation Plan, pursuant to which these options were awarded, prohibits exercise of the options until October 7, 1997. Accordingly, the shares subject to such options are not included in this table.

  Mr. Gullion has entered into an agreement with Mr. Wallman pursuant to which Mr. Wallman has granted to Mr. Gullion an irrevocable proxy to vote all shares of the Company Common Stock (other than any director qualifying shares) owned or subsequently acquired by Mr. Wallman. The agreement also grants to Mr.
Gullion: (i) a 180-day first right of refusal in the event Mr. Wallman receives a bona fide offer from a third party to purchase some or all of the shares of the Company Common Stock held by Mr. Wallman or certain permitted transferees to whom Mr. Wallman may transfer shares; and (ii) in the event Mr. Wallman dies, a 180-day option to purchase some or all of the shares of the Company Common Stock held by Mr. Wallman or certain permitted transferees to whom Mr. Wallman may transfer shares. This agreement terminates on the earlier to occur of: (i) the date Mr. Gullion ceases to be President, Chairman and/or Chief Executive Officer of the Company; or (ii) six months after Mr. Wallman's death.

  Mr. Gullion has also entered into an agreement with Mr. Wright and The Lifeboat Foundation pursuant to which Mr. Wright and Mr. Petersen have granted to Mr. Gullion an irrevocable proxy to vote all shares of the Company Common Stock owned or subsequently acquired by Mr. Wright or Mr. Petersen. Such proxy continues until the earlier of: (i) the death of Mr. Gullion; (ii) the date Mr. Gullion ceases to be President, Chairman and/or Chief Executive Officer of the Company; or (iii) termination of the agreement as described below. The agreement grants to Mr. Gullion a 90 day first right of refusal in the event either Mr. Wright or Mr. Petersen receives a bona fide offer from a third party to purchase, or proposes to sell on the public market, some or all of the shares of the Company Common Stock held by such individual or by certain permitted transferees to whom such individual may transfer shares. The agreement also grants to Mr. Wright and Mr. Petersen a 90 day first right of refusal in the event Mr. Gullion receives a bona fide offer from a third party to purchase, or proposes to sell on the public market, some or all of the shares of the Company Common Stock held by Mr. Gullion or certain permitted transferees to whom Mr. Gullion may transfer shares. The agreement terminates in 2006.

                             CHANGE IN ACCOUNTANTS

  In November 1995, the Company retained Keith E. Bouchey, a principal of GRA Thompson, White & Company, P.C. ("GRA Thompson") to serve as its Executive Vice President, Chief Financial Officer and Corporate Secretary. At the time of his employment by the Company, GRA Thompson served as the Company's independent certified public accountants. In view of the Securities and Exchange Commission's rules dealing with the independence of accountants, the Board of Directors of the Company retained KPMG Peat Marwick LLP to serve as the Company's new independent certified public accountants on April 29, 1996. There were and are no disagreements with GRA Thompson on any matter of accounting principles or practice, financial statement disclosure, or auditing scope and procedure and GRA Thompson's reports on any of the Company's financial statements have not contained an adverse opinion or disclaimer of opinion or been qualified as to uncertainty, audit scope or accounting principles.

                  SECURITY OWNERSHIP OF PEOPLES COMMON STOCK

  The following information pertains to Peoples Common Stock beneficially owned, directly or indirectly, by each director and executive officer, by all directors and executive officers of Peoples as a group and by each person known to Peoples to own beneficially more than 5% of Peoples Common Stock as of July 24, 1997. Except as noted below, beneficial owners have sole voting and investment power.

                                          NUMBER OF SHARES  PERCENTAGE OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER     BENEFICIALLY OWNED  BENEFICIALLY OWNED
------------------------------------     ------------------ --------------------
Mary E. Anderson.......................        1,500                 5.9%
 6334 Ridge View Drive
 Ozawkie, Kansas 66070
Kyle C. Bauer..........................          800                 3.2%
 1072 23rd Road
 Morganville, Kansas 67468
James P. Fawcett.......................        1,726                 6.8%
 1422 Fifth Street
 Clay Center, Kansas 67432
Roy E. Jennings........................        1,200                 4.7%
 825 Arthur Street
 Clay Center, Kansas 67432
D. E. McIntosh, Jr. ...................        1,702                 6.7%
 P.O. Box 74
 Clay Center, Kansas 67432
William F. McIntosh....................        1,993                 7.9%
 522 Lane Street
 Clay Center, Kansas 67432
Scott N. Patterson.....................        2,000                 7.9%
 422 Lincoln Avenue
 Clay Center, Kansas 67432
Michael W. Ryan........................        1,250                 4.9%
 P.O. Box 2054
 Clay Center, Kansas 67432
Tim W. Ryan............................        1,250                 4.9%
 P.O. Box 205
 Clay Center, Kansas 67432
James H. Schulze.......................        1,650                 6.5%
 628 Blunt Street
 Clay Center, Kansas 67432
All Directors and Executive Officers as        9,876                39.0%
 a group...............................

                     DESCRIPTION OF THE COMPANY SECURITIES

COMMON STOCK

  The Company has authorized 25,000,000 shares of the Company Common Stock. The holders of the Company Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon dissolution of the Company, the holders of the Company Common Stock are entitled to share pro rata in the Company's net assets after payment or provision for payment of all debts and liabilities of the Company and after provisions for any class of preferred stock or other senior security which may be issued by the Company.

  The holders of the Company Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and may not cumulate their votes for the election of directors. Thus, the holders of a majority of the shares of the Company Common Stock have the power to elect all the directors. Subject to the voting rights of the holders of preferred stock, if any, the exclusive voting power for all purposes is vested in the holders of the Company Common Stock. Each share of the Company Common Stock is entitled to participate on a pro rata basis in dividends and other distribution to holders of the Company Common Stock. There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of Common Stock. The transfer agent and the registrar for the Company Common Stock is American Stock Transfer & Trust Company. As of February 28, 1997, there were 4,300,000 shares of the Company Common Stock issued and outstanding held by approximately 1,600 stockholders of record. All shares of the Company Common Stock currently outstanding are, and the shares offered hereby, when issued, will be, fully paid and nonassessable.

PREFERRED STOCK

  The Company has authorized 25,000,000 shares of preferred stock. There are no shares of preferred stock currently outstanding. The Company has the authority, exercisable by its Board of Directors and without stockholder approval, to issue, in one or more series, shares of preferred stock from time to time and in such series and with such preferences, limitations and relative rights as maybe determined by the Board of Directors for such purposes and for such consideration as it may deem advisable. Accordingly, the Board of Directors, without stockholder approval, may authorize the issuance of one or more series of preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Company Common Stock.

  The creation and issuance of any series of preferred stock and the relative rights, designations and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Company, then existing market conditions and other factors that, in the judgment of the Board of Directors might warrant the issuance of preferred stock. Preferred stock may have the effect of discouraging an attempt, through transaction of a substantial number of shares of the Company Common Stock, to acquire control of the effects of the preferred stock may deny stockholders the receipt of a premium on their Company Common Stock and may also depress the market price of the Company Common Stock. As of the date of this Prospectus, the Company has no arrangements, undertakings or plans with respect to the issuance of preferred stock.

RESTRICTIONS ON CHANGES IN CONTROL

  Certain provisions of the KGCC, the Amended and Restated Articles of Incorporation (the "the Company Articles") and the Restated Bylaws of the Company could make more difficult the transaction of the Company by means of a tender offer, a proxy contest or otherwise or the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is subject to the provisions of Section 17-12,100 et. seq. of the KGCC (the "Business Combination Statute"). In general, the Business Combination Statute prohibits a publicly held Kansas corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset sale, stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the interested stockholder.

  The Company is also subject to the provisions of Section 17-1286 et seq. of the KGCC (the "Control Share Statute"). In general, the Control Share Statute provides that shares of a Kansas corporation acquired in a "control share transaction" have no voting rights except to the extent approved by a vote of a majority of the votes entitled to be case on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. A control share transaction means, subject to certain exceptions, the transaction of beneficial ownership of voting shares of stock which, if aggregated with all other shares of stock which then have voting rights and are beneficially owned by such a person, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. The transaction of shares of stock in addition to shares an acquiring person is entitled to vote as a result of having previously obtained stockholder approval does not constitute a control share transaction unless, as a result of such transaction, the voting power of the shares beneficially owned by the acquirer would exceed the range in respect of which voting rights had previously been granted. A number of other transactions of shares are not deemed to constitute control share transactions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation and certain mergers involving the corporation.

  If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as permitted by statute, then, subject to certain conditions and limitations, the corporation may redeem at market value any and all of the shares acquired in the control share transaction. If voting rights for such shares are restored at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, stockholders who properly objected to the control share transaction may exercise appraisal rights and receive, in exchange for their stock, the fair value of such stock. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share transaction.

  The Company Articles require that the Board of Directors consist of three classes with staggered three-year terms. The number of directors in each class must be as nearly equal as possible. Thus, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Board of Directors makes it more difficult for the Company existing stockholders to replace quickly the majority of the Board of Directors as well as for another party to obtain control of the Company by replacing the majority of the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions also make it more difficult for existing stockholders or another party to effect quickly a change in management.

  The Company Articles provide stockholder action can be taken only at an annual or a special meeting of stockholders and cannot be taken by written consent. The Company Bylaws provide special meetings of stockholders can be called only by a majority of the Board of Directors, the Chief Executive Officer, or 55% or more of the stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business for which the meeting was called. The Company Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before an annual meeting of stockholders of the Company. Stockholders will not be permitted to fill vacancies on the Board of Directors caused by resignation or newly created directorships.

  The Company Articles and the Company Bylaws contain provisions requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend many of the foregoing provisions.

                     DIFFERENCES IN RIGHTS OF STOCKHOLDERS

GENERAL

  Peoples is incorporated in the State of Kansas. Peoples stockholders, whose rights are currently governed by Kansas law (including the KGCC), the Peoples Articles of Incorporation (the "Peoples Articles") and the Peoples bylaws (the "Peoples Bylaws"), will, upon consummation of the Merger, become stockholders of the Company. After such time, their rights will continue to be governed by Kansas law; however, they will be subject to the provisions of the Company Articles and the Company Bylaws.

  Material differences that may affect the rights and interests of stockholders of Peoples are set forth below. This summary is not intended to be an exhaustive description of the provisions discussed. It is qualified in its entirety by reference to the Peoples Articles, the Peoples Bylaws, the Company Articles and the Company Bylaws.

NUMBER OF DIRECTORS AND TERM

  Under the Peoples Bylaws, the Peoples Board consists of at least four, but not more than twelve directors, each of whom serve a term of one year. Under the Company Bylaws, the Company Board consists of at least three, but not more than fifteen directors. Currently, the Company Board consists of five directors. The Company Bylaws provide that directors are elected to a three year term. The Company Articles of Incorporation and the Company Bylaws provide for a staggered Board of Directors comprised of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class.

REMOVAL OF DIRECTORS

  The Peoples Articles and Peoples Bylaws are silent as to the removal of directors. Under the KGCC, directors may be removed by stockholders with or without cause; provided, however, if less than the entire Peoples Board is to be removed, no one of the directors may be removed if the votes cast against removal would be sufficient to elect the director if then cumulatively voted at an election of the entire Peoples Board. The Company Articles provide that any director or the entire board of directors may only be removed for "cause", as defined in the Company Articles.

PREEMPTIVE RIGHTS

  Holders of Peoples Common Stock have preemptive rights for new issues of Peoples Common Stock within the class of stock owned by them. Holders of the Company Common Stock do not have preemptive rights.

SPECIAL MEETINGS

  The Peoples Bylaws provide that stockholders may call special meetings as permitted in accordance with the KGCC. Under the KGCC, only the board of directors may call a special meeting. The Company Bylaws provide that special meetings of the Company stockholders may only be called by the chief executive officer, the Company Board, or the written request of the holders of fifty-five percent of the outstanding shares.

AMENDMENT OF ARTICLES OF INCORPORATIONS

  Under the KGCC, the Peoples Articles may be amended upon a resolution of the Peoples Board proposing the amendment and its submission to the Peoples stockholders for their approval by the majority of the shares of Peoples Common Stock entitled to vote.

  The Company Articles provide that certain provisions of the Company Articles may not be repealed or amended without the affirmative vote of holders of at least two-thirds of the outstanding shares of voting stock. Company stockholders holding a majority of the Company Common Stock may otherwise amend, alter, change or repeal any provision of the Company Articles.

AMENDMENT OF BYLAWS

  The Peoples Bylaws provide that the stockholders may make, alter, amend or repeal their bylaws by a majority vote. The Peoples Board of Directors may also amend the Peoples Bylaws, except as to any provision the stockholders specifically provide may not be amended by the Board of Directors. The Company Articles authorize the Company Board to make, alter and repeal bylaws, subject to the rights of stockholders at any regular or special meeting to alter or repeal bylaws made by the Company Board. Stockholders of the Company may make, alter, amend or repeal the Company Bylaws by a majority vote, except that the amendment of certain provisions requires a two-thirds vote.

NOTICE OF STOCKHOLDER PROPOSALS; NOMINATIONS OF DIRECTORS

  The Peoples Bylaws do not contain special requirements for providing advance notice of the introduction by stockholders of business to be transacted at stockholder meetings.

  The Company Bylaws provide that any stockholder who intends to bring a matter before the annual meeting of stockholders must deliver written notice of such stockholder's intent to the Secretary of the Company. Such notice must be received by the Secretary not later than 120 days prior to the day corresponding to the date on which the Company released its proxy statement in connection with the previous years annual meeting. Such written notice must set forth (i) a brief description of the proposal and the reasons for it, (ii) the name and address of the stockholder, (iii) the class and number of shares of capital stock of the Company beneficially owned by the stockholder, (iv) any arrangement between such stockholder and any other person in connection with the proposal and any material interest of the stockholder in the proposed business described in the notice, (v) a representation that such stockholder will appear in person or proxy at the annual meeting and (vi) if such business is a nomination for director, each nomination sought to be made, together with a description of the qualifications and business or professional experience of each proposed nominee and disclosing the information about him or her that is required by the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, to be disclosed in the proxy materials for the meeting involved as if he or she were a nominee of the corporation for election as one of its directors.

   PRICE RANGE OF THE COMPANY COMMON STOCK AND UNREGISTERED SALES OF EQUITY
                           SECURITIES OF THE COMPANY

  The Company Common Stock has been traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "GLDB" since November 19, 1996. Prior to that date, there was no trading market for the Company's common stock. The high and low bid prices for the Company's common stock for the period November 19, 1996 through June 30, 1997 is set forth below. The Company made no unregistered sales of equity securities during that time period.

         PERIOD                                                     HIGH   LOW
         ------                                                    ------ ------
      Fourth Quarter 1996.........................................  9 1/4  8 3/8
      First Quarter 1997.......................................... 11 7/8  8 1/2
      Second Quarter 1997......................................... 14 1/2 11 3/4
      July 1 to July 23, 1997..................................... 16 5/8 13 7/8

  As of June 30, 1997, there were approximately 1,600 holders of the Company's common stock, including brokers holding shares as nominees or in street name, but excluding those for which they hold such shares.

             PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

  The following unaudited pro forma financial information combines the historical consolidated balance sheets and statements of income of the Company and Peoples, including their respective subsidiaries, after giving effect to the Merger. The unaudited pro forma combined balance sheet at March 31, 1997 gives effect to the Merger as if it had occurred at March 31, 1997. The unaudited pro forma combined statements of income for each of the years in the two year period ended December 31, 1996 and the three-month periods ended March 31, 1997 and March 31, 1996, give effect to the Merger as if it had occurred at January 1, 1995. These statements are prepared on the basis of accounting for the Merger as a pooling of interests and are based on the assumptions set forth in the notes thereto.

                PRO FORMA UNAUDITED CONSOLIDATING BALANCE SHEET

                         MARCH 31, 1997 (IN THOUSANDS)

                                                  ADJUSTMENTS        PRO FORMA
                                       PEOPLES    --------------    THE COMPANY
                         THE COMPANY CONSOLIDATED  DR       CR      CONSOLIDATED
                         ----------- ------------ -----    -----    ------------
ASSETS
 Cash and due from
  banks.................  $  5,774       1,927                          7,701
 Interest-bearing
  deposits..............     8,352          10                          8,362
 Held-to-maturity
  securities............        25          76                            101
 Available-for-sale
  securities............    64,486      32,453                         96,939
 Other securities.......     2,090         242                          2,332
 Federal funds sold and
  securities purchased
  under agreement to
  resell................     2,450           0                          2,450
 Loans, net.............   210,217      33,482                        243,699
 Bank premises and fixed
  assets................    12,137         732                         12,869
 Accrued interest and
  other assets..........     4,413       1,107                          5,520
 Goodwill...............       470       1,145                          1,615
                          --------      ------                        -------
    Total Assets........  $310,414      71,174                        381,588
                          --------      ------                        -------
LIABILITIES
 Deposits...............  $257,707      59,338                        317,045
 Other borrowings.......    18,469       4,162                         22,631
 Notes payable..........     1,819       2,790                          4,609
 Accrued interest and
  other liabilities.....     1,809         605                          2,414
 Other liabilities......         0           0                              0
                          --------      ------                        -------
    Total Liabilities...  $279,804      66,895                        346,699
CAPITAL
 Common stock...........  $  4,300       2,535    2,535(1)   833(1)     5,133
 Additional paid-in
  capital...............    16,768           0             1,702(1)    18,470
 Undivided profits......    10,030       1,778                         11,808
 Unrealized gains
  (losses) on available
  for sale securities...      (488)        (34)                          (522)
                          --------      ------                        -------
   Total equity
    capital.............    30,610       4,279                         34,889
                          --------      ------                        -------
   Total liabilities and
    equity capital......  $310,414      71,174                        381,588
                          ========      ======                        =======

--------
(1) To reflect the Merger accounted for using the pooling of interests method. Exchange ratio used is approximately 32.87 shares of Company Common Stock for each share of Peoples Common Stock.

  The following pro forma financial information has been prepared from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto of the Company and Peoples included herein. The following information is not necessarily indicative of the financial position or operating results that would have occurred had the Merger been consummated on the date, or at the beginning of the periods, for which the Merger is being given effect nor is it necessarily indicative of future operating results or financial position.

            PRO FORMA UNAUDITED CONSOLIDATING STATEMENT OF EARNINGS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                       ADJUSTMENTS
                                            PEOPLES    -----------  PRO FORMA
                              THE COMPANY CONSOLIDATED  DR    CR   THE COMPANY
                              ----------- ------------ ----- ----- -----------
Interest Income:
  Loans, including fees......  $   4,757        762                     5,519
  Investments................      1,001        538                     1,539
  Other......................         63        --                         63
                               ---------     ------                 ---------
                                   5,821      1,300                     7,121
                               ---------     ------                 ---------
Interest expense:
  Deposits...................      2,827        583                     3,410
  Other......................        225         87                       312
                               ---------     ------                 ---------
                                   3,052        670                     3,722
                               ---------     ------                 ---------
  Net interest income........      2,769        630                     3,399
                               ---------     ------                 ---------
Provision for loan losses....        105        --                        105
                               ---------     ------                 ---------
Net interest income after
 provision for loan losses...      2,664        630                     3,294
                               ---------     ------                 ---------
Other income:
  Service charges............        161         92                       253
  Gain on sale of mortgage
   loans.....................        117        --                        117
  Gain/Loss on sale of
   securities................        (13)         1                       (12)
  Other......................         81          2                        83
                               ---------     ------                 ---------
                                     346         95                       441
                               ---------     ------                 ---------
Other expense:
  Salaries and employee
   benefits..................      1,129        262                     1,391
  Occupancy expense..........        417         76                       493
  Federal deposit insurance
   premiums..................         26          2                        28
  Other......................        512        146                       658
                               ---------     ------                 ---------
                                   2,084        486                     2,570
                               ---------     ------                 ---------
  Earnings before income
   taxes.....................        926        239                     1,165
                               ---------     ------                 ---------
Income tax expense
 (benefit)...................        323         57                       380
                               ---------     ------                 ---------
Net Earnings.................  $     603        182                       785
                               =========     ======                 =========
Earnings per share...........  $     .14       7.20                       .15
Weighted average shares out-
 standing....................  4,300,000     25,350                 5,133,333

            PRO FORMA UNAUDITED CONSOLIDATING STATEMENT OF EARNINGS

                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                    THE      PEOPLES    ELIMINATIONS     THE
                                  COMPANY  CONSOLIDATED   DR     CR    COMPANY
                                 --------- ------------ ------ ------ ---------
Interest income:
  Loans, including fees......... $   3,843       696                      4,539
  Investments...................     1,194       552                      1,746
  Other.........................         1         3                          4
                                 ---------    ------                  ---------
                                     5,038     1,251                      6,289
                                 ---------    ------                  ---------
Interest expense:
  Deposits......................     2,653       610                      3,263
  Other.........................       334        91                        425
                                 ---------    ------                  ---------
                                     2,987       701                      3,688
                                 ---------    ------                  ---------
  Net interest income...........     2,051       550                      2,601
                                 ---------    ------                  ---------
Provision for loan losses.......        30        55                         85
                                 ---------    ------                  ---------
  Net interest income after
   provision for loan losses....     2,021       495                      2,516
                                 ---------    ------                  ---------
Other income:
  Service fees..................       150        77                        227
  Gain on sale of mortgage
   loans........................       353       --                         353
  Gain/Loss on sale of
   securities...................       --          1                          1
  Other.........................       119         6                        125
                                 ---------    ------                  ---------
                                       622        84                        706
                                 ---------    ------                  ---------
Other expense:
  Salaries and employee
   benefits.....................     1,255       234                      1,489
  Occupancy expense.............       341        72                        413
  Federal deposit insurance
   premiums.....................        49         1                         50
  Other.........................       448       141                        589
                                 ---------    ------                  ---------
                                     2,093       448                      2,541
                                 ---------    ------                  ---------
  Earnings before income taxes..       550       131                        681
                                 ---------    ------                  ---------
Income tax expenses.............       197        55                        252
                                 ---------    ------                  ---------
Net Earnings.................... $     353        76                        429
                                 =========    ======                  =========
Earnings per share.............. $     .18    $ 2.98                  $     .15
Weighted average shares
 outstanding.................... 2,003,616    25,350                  2,836,949

                 PRO FORMA CONSOLIDATING STATEMENT OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         ADJUSTMENTS PRO FORMA
                                    THE       PEOPLES    -----------    THE
                                  COMPANY   CONSOLIDATED  DR    CR    COMPANY
                                 ---------  ------------ ----- ----- ---------
Interest income:
  Loans, including fees......... $  16,923      2,873                   19,796
  Investments...................     3,939      2,206                    6,145
  Other.........................       454          4                      458
                                 ---------     ------                ---------
                                    21,316      5,083                   26,399
                                 ---------     ------                ---------
Interest expense:
  Deposits......................    10,932      2,408                   13,340
  Other.........................     1,328        397                    1,725
                                 ---------     ------                ---------
                                    12,260      2,805                   15,065
                                 ---------     ------                ---------
  Net interest income...........     9,056      2,278                   11,334
                                 ---------     ------                ---------
Provision for loan losses.......       120       (145)                     (25)
                                 ---------     ------                ---------
  Net interest income after
   provision for loan losses....     8,936      2,423                   11,359
                                 ---------     ------                ---------
Other income:
  Service fees..................       659        364                    1,023
  Gain on sale of mortgage
   loans........................     1,128        --                     1,128
  Gain/Loss on sale of
   securities...................       (38)        28                      (10)
  Other.........................       657         44                      701
                                 ---------     ------                ---------
                                     2,406        436                    2,842
                                 ---------     ------                ---------
Other expense:
  Salaries and employee
   benefits.....................     5,097        966                    6,063
  Occupancy expense.............     1,375        300                    1,675
  Federal deposit insurance
   premiums.....................       549          2                      551
  Other.........................     2,195        573                    2,768
                                 ---------     ------                ---------
                                     9,216      1,841                   11,057
                                 ---------     ------                ---------
  Earnings before income taxes..     2,126      1,018                    3,144
                                 ---------     ------                ---------
Income tax expenses (benefit)...       775        291                    1,066
                                 ---------     ------                ---------
Net Earnings.................... $   1,351        727                    2,078
                                 =========     ======                =========
Earnings per share.............. $     .60      28.67                      .67
Weighted average shares
 outstanding.................... 2,246,552     25,350                3,079,885

                 PRO FORMA CONSOLIDATING STATEMENT OF EARNINGS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         ADJUSTMENTS PRO FORMA
                                    THE       PEOPLES    -----------    THE
                                  COMPANY   CONSOLIDATED  DR    CR    COMPANY
                                 ---------  ------------ ----- ----- ---------
Interest income:
  Loans, including fees.........   $14,486      2,768                   17,254
  Investments...................     3,760      2,232                    5,992
  Other.........................       185         10                      195
                                 ---------     ------                ---------
                                    18,431      5,010                   23,441
                                 ---------     ------                ---------
Interest expense:
  Deposits......................     8,804      2,453                   11,257
  Other.........................     1,241        396                    1,637
                                 ---------     ------                ---------
                                    10,045      2,849                   12,894
                                 ---------     ------                ---------
  Net interest income...........     8,386      2,161                   10,547
                                 ---------     ------                ---------
Provision for loan losses.......     1,284         50                    1,334
                                 ---------     ------                ---------
  Net interest income after
   provision for loan losses....     7,102      2,111                    9,213
                                 ---------     ------                ---------
Other income:
  Service fees..................       650        349                      999
  Gain on sale of mortgage
   loans........................     1,058        --                     1,058
  Gain/Loss on sale of securi-
   ties.........................       (84)        (8)                     (92)
  Other.........................       314         36                      350
                                 ---------     ------                ---------
                                     1,938        377                    2,315
                                 ---------     ------                ---------
Other expense:
  Salaries and employee bene-
   fits.........................     4,438        901                    5,339
  Occupancy expense.............     1,137        307                    1,444
  Federal deposit insurance pre-
   miums........................       332         68                      400
  Other.........................     2,094        513                    2,607
                                 ---------     ------                ---------
                                     8,001      1,789                    9,790
                                 ---------     ------                ---------
  Earnings before income taxes..     1,039        699                    1,738
                                 ---------     ------                ---------
Income tax expense (benefit)....       335        185                      520
                                 ---------     ------                ---------
Net earnings.................... $     704        514                    1,218
                                 =========     ======                =========
Earnings per share.............. $     .34      20.27                      .42
Weighted average shares out-
 standing....................... 2,063,415     25,350                2,896,748

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1996 AND
                                     1995

GENERAL

  The Company's principal asset is its ownership of the Company Banks. Accordingly, the Company's net income is dependent upon the combined results of operations of the Company Banks. Each Company Bank conducts a commercial and consumer banking business that consists of attracting deposits from the general public and redeploying those funds to earning assets. Each Company Bank's profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets, primarily consisting of loans and investments, and interest expense incurred on interest-bearing liabilities, primarily consisting of customer deposits and borrowed funds.

  Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and each Company Bank's interest rate spread, which is the difference between the average yield earned on its interest-earning assets and the average rate paid on its interest-bearing liabilities. The interest rate spread is impacted by, among other factors, changes in interest rates, deposit flows and loan demand.

  The Company's profitability is also affected by the level of non-interest income of the Company Banks and non-interest expense of the Company and the Company Banks. Non-interest income consists primarily of loan fees, service fees, other fees and income from the gain on the sale of loans and investment securities. Non-interest expense consists of compensation and benefits, occupancy related expenses, deposit insurance premiums, expenses of opening branch offices and other operating expenses. The Company's profitability is further impacted by the Company's effective tax rate, the Company Banks' provision for loan losses, and various extraordinary items.

SIGNIFICANT EVENTS

 Investment Portfolio

  In the first quarter of 1995, the Company restructured its investment portfolio to shift the maturity of its portfolio to a shorter term. Included in this restructuring were the sale of bonds resulting in significant losses included in other income.

 Allowances for Loan Losses

  In 1995, management of the Company set a goal to achieve an allowance for loan loss to loans ratio of approximately 1.4%. This goal was based upon several factors, including the changing loan mix and the portfolio growth resulting from the expansion into suburban Kansas City and the observation that the ratio of approximately 1.4% was consistent with the level maintained by banks that are similar to the Company Banks both in size and market served. In 1995, the Company made significant additions to its allowance for loan losses in order to meet this goal. The additions had a significant negative impact on earnings for 1995. In the future, management expects to maintain its allowance, as a percentage of total loans, in a range consistent with historical reserves, which has varied between 1.15% and 1.65%.

 Insurance Assessment

  Certain savings deposits of two of the Company Bank's subsidiaries are insured by the Savings Association Insurance Fund ("SAIF"), with the remaining deposits of the Company Banks insured by the Bank Insurance Fund ("BIF"). Both SAIF and BIF have had a designated reserve ratio of 1.25%. On September 30, 1996, the President signed into law the Deposit Insurance Fund Act of 1996 ("DIFA"). DIFA directed the FDIC to impose a special assessment on SAIF-assessable deposits insured as of March 31, 1995. The one-time expense for the Company, incurred in 1996, totaled $389,100 ($240,000 net after tax). In addition to this special one-time assessment, the premiums for BIF deposits were increased to 1.29 basis points per $100 of deposits and for SAIF deposits were decreased to 6.44 basis points per $100 of deposits. The new premiums, which took effect January 1, 1997, and continue through December 31, 1999, will result, based on the Company's current deposit base, in a decrease in future FDIC insurance premiums for the Company.

 Stock Offering

  On November 22, 1996, the Company completed an initial public offering of 2,000,000 shares of its common stock. The closing with respect to an additional 300,000 shares was completed on December 19, 1996, following the exercise of the underwriters' over-allotment option. The net proceeds of the sale, after deducting expenses of the offering, were approximately $18.1 million. The proceeds were used to retire approximately $6.6 million in short-term debt and to make a $3 million capital contribution to one of the Company's banking subsidiaries. The remaining capital of approximately $8.5 million was invested in short-term grade securities pending use for the Company's growth strategy and general corporate purposes.

RESULTS OF OPERATIONS

 Comparison of Years Ended December 31, 1996 and 1995

  The Company's net income was $1,351,000 for the year ended December 31, 1996, compared to net income of $704,000 for the year ended December 31, 1995, yielding an annualized return on average assets ("ROA") of .49% for the year ended December 31, 1996, compared to .30% for the year ended December 31, 1995. Return on average common stockholders' equity ("ROE") for 1996 and 1995 was 9.11% and 6.09%, respectively. Without the one-time SAIF assessment, net income would have been $1.59 million, ROA would have been .58% and ROE would have been 10.73%.

  Total assets were $304.6 million at December 31, 1996, an increase of $40.7 million or 15.4% from $263.9 million at December 31, 1995. Total average assets were $276.1 million for the year ended December 31, 1996, compared to $232.4 million for the year ended December 31, 1995. Average interest-earning assets were $255.0 million for the year ended December 31, 1996, and $215.6 million for 1995. Assets increased primarily because of the opening of Exchange Bank's Leawood, Kansas location and growth at its Shawnee, Kansas location.

  The Company's loans totaled $200.1 million and $161.4 million, net, as of December 31, 1996 and 1995, respectively. The increase in total loans of $38.6 million during 1996 compared to 1995 was funded through increases in deposits of $29.3 million and federal funds purchased of $5.0 million. The allowance for loan losses decreased to $2.5 million at December 31, 1996, from $2.7 million at December 31, 1995. This represented 1.25% and 1.65% of total loans as of December 31, 1996 and 1995, respectively.

 Net Interest Income

  Net interest income is interest earned on interest-earning assets less interest accrued on interest-bearing liabilities. Interest-earning assets are categorized as loans, investment securities and other earning assets, which include Federal Funds sold and certificates of deposit issued from other financial institutions. Interest-bearing liabilities are categorized as customer deposits, time and savings deposits and other borrowings including Federal Funds borrowed, short-term borrowings and long-term debt.

  Average total earning assets increased $39.4 million or 18.3% at December 31, 1996, compared to December 31, 1995. The increase is primarily the result of the opening of Exchange Bank's office in Leawood, Kansas in the fourth quarter of 1995 as well as the continued growth in loans at Shawnee. Total interest income for the year ended December 31, 1996, was $21.3 million, a $2.9 million or 15.7% increase over 1995.

  Average total interest-bearing liabilities increased by $36.9 million or 17.9% during 1996, primarily due to increased volume of time deposits originated by Exchange Bank in connection with the opening of its Leawood location. Total interest expense for 1996 was 22.1% higher than in 1995 as a result of the increases in interest-bearing liabilities and interest rates.

  Net interest income was $9.1 million for the year ended December 31, 1996, compared to $8.4 million for 1995, an increase of 8.0%. This growth was constrained by an increase in interest expense resulting from offering above-market rates on time deposits to promote the opening of Exchange Bank's Leawood location.

  The increase in investment securities and other earning assets, which consist primarily of U.S. government and agency securities, for the year ended December 31, 1996, is the result of investment of unapplied proceeds from the stock offering in the fourth quarter of 1996.

  The following table presents the Company's average balances, interest earned or accrued, and the related yields and rates on major categories of the Company's interest-earning assets and interest-bearing liabilities for the periods indicated:

                COMPARATIVE AVERAGE BALANCES, YIELDS AND RATES

                                             YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------
                                         1996                      1995
                               ------------------------- -------------------------
                                                 AVERAGE                   AVERAGE
                                        INTEREST  RATE            INTEREST  RATE
                               AVERAGE  INCOME/  EARNED/ AVERAGE  INCOME/  EARNED/
                               BALANCE  EXPENSE   PAID   BALANCE  EXPENSE   PAID
                               -------- -------- ------- -------- -------- -------
                                              DOLLARS IN THOUSANDS
Assets:
  Loans, net (1).............. $176,584 $16,923   9.58%  $149,578 $14,486   9.68%
  Investment securities-
   taxable....................   64,201   3,742   5.83     54,289   3,303   6.08
  Investment securities-
   nontaxable (2).............    3,856     197   7.73      5,144     260   6.78
  Other earning assets........   10,402     454   4.36      6,601     382   5.79
                               -------- -------   ----   -------- -------   ----
    Total earning assets......  255,043  21,316   8.40    215,612  18,431   8.59
                                        -------   ----            -------   ----
  Non-interest-earning
   assets.....................   21,084                    16,750
                               --------                  --------
    Total assets.............. $276,127                  $232,362
                               ========                  ========
Liabilities and Stockholders'
 Equity:
  Savings deposits and
   interest-bearing checking.. $ 66,957 $ 2,604   3.89%  $ 55,819 $ 1,726   3.09%
  Time deposits...............  153,785   8,328   5.42    129,543   7,078   5.46
  Short-term borrowings.......   14,637     829   5.66     11,677     639   5.47
  Borrowings..................    7,840     499   6.36      9,300     602   6.47
                               -------- -------   ----   -------- -------   ----
    Total interest-bearing
     liabilities..............  243,219  12,260   5.04    206,339  10,045   4.87
  Non-interest-bearing
   liabilities................   18,085                    14,463
  Stockholders' equity........   14,823                    11,560
                               --------                  --------
    Total liabilities and
     stockholders' equity..... $276,127                  $232,362
                               ========                  ========
Net interest income (3).......          $ 9,056                   $ 8,386
                                        =======                   =======
Net interest spread...........                    3.36%                     3.72%
                                                  ====                      ====
Net interest margin (4).......                    3.59%                     3.93%
                                                  ====                      ====

--------
(1) Non-accruing loans are included in the computation of average balance.
(2) Yield is adjusted for the tax effect of tax exempt securities. The tax effects in 1996 and 1995 were $101 and $89, respectively. The combined marginal rate used was 34%.
(3) The Company includes loan fees in interest income. Such fees totaled $807,000 and $623,000 in 1996 and 1995, respectively.
(4) The net yield on average earning assets is the net interest income divided by average interest-earning assets.

  The following table presents the components of changes in the Company's net interest income as attributed to volume and rate on a tax-equivalent basis. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in rate.

                         RATE/VOLUME INTEREST ANALYSIS

                          YEAR ENDED DECEMBER 31,        YEAR ENDED DECEMBER 31,
                           1996 COMPARED TO 1995          1995 COMPARED TO 1994
                         ----------------------------   ----------------------------
                                   AVERAGE    TOTAL               AVERAGE    TOTAL
                         VOLUME      RATE    CHANGES    VOLUME      RATE    CHANGES
                         --------  --------  --------   --------  --------  --------
                                        DOLLARS IN THOUSANDS
Interest income:
  Loans (1)............. $  2,615   $  (178) $  2,437      2,533     1,228     3,761
  Investment securi-
   ties--taxable........      617      (178)      439     (1,066)      257      (809)
  Investment securi-
   ties--nontaxable.....      (87)       24       (63)       (12)       (1)      (13)
  Other earning assets..      234      (162)       72         76        67       143
                         --------   -------  --------   --------   -------   -------
    Total interest in-
     come...............    3,379      (494)    2,885      1,531     1,551     3,082
Interest expense:
  Savings deposits and
   interest-bearing
   checking.............      344       534       878       (143)      182        39
  Time deposits.........    1,325       (75)    1,250        567     1,409     1,976
  Short-term
   borrowings...........      162        28       190        100       147       247
  Long-term borrowings..      (94)       (9)     (103)       (59)       83        24
                         --------   -------  --------   --------   -------   -------
    Total interest ex-
     pense..............    1,736       479     2,215        465     1,821     2,286
Increase (decrease) in
 net interest income.... $  1,642   $  (972) $    670      1,066      (270)      796
                         ========   =======  ========   ========   =======   =======

--------
(1) The Company includes loan fees in interest income. Such fees totaled $807,000 and $623,000 in 1996 and 1995, respectively.

 Provision for Loan Losses

  In 1995, the Company substantially increased its allowance for loan losses based upon an analysis of several factors, including the changing loan mix and portfolio growth resulting from the expansion into suburban Kansas City. Based on its future business and lending plans, and depending upon specific facts and circumstances with respect to certain loans and general economic conditions, management expects to maintain its allowance, as a percentage of total loans, at levels consistent with that as of December 31, 1996.

 Non-Interest Income

  Non-interest income for the year ended December 31, 1996, was $2.4 million, an increase of 24.2% from 1995. The increase is primarily a result of increased service fees, gains on sales of assets in the second half of 1996 and the gain on the sale of loans in the first half of 1996. The Company incurs periodic gains and losses in connection with the sale of securities to meet its liquidity needs and in anticipation of changes in interest rates. See "--Investment Portfolio."

  The following table presents the components of the Company's non-interest income for the periods indicated:

                              NON-INTEREST INCOME

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                       DOLLARS IN THOUSANDS
Service charges on deposit accounts.................  $       659  $       495
Gain on sale of loans...............................        1,128        1,058
Loss on sale of securities..........................          (38)         (84)
Insurance premium income............................           22           58
Fiduciary income....................................          173          125
Other non-interest income...........................          462          286
                                                      -----------  -----------
Total non-interest income...........................  $     2,406  $     1,938
                                                      ===========  ===========
Non-interest income as a percentage of average total
 assets.............................................         1.16%        0.83%
                                                      ===========  ===========

  In the third quarter of 1996, Provident Bank substantially altered the manner in which it conducts its mortgage banking business. The changes include a substantial reduction in personnel that is expected to decrease the Company's non-interest income from the sale of loans.

 Non-Interest Expense

  Non-interest expense increased by $1.2 million for the year ended December 31, 1996. This increase was primarily due to the addition of employees at the newly opened Leawood location and Provident Bank's mortgage loan production office and also was affected by annual increases in salaries and employee benefits and the addition of two executive positions at the Company. Net occupancy expense increased due to remodeling projects that were completed in Shawnee and St. Joseph, and because Exchange Bank's new Leawood location was not open in the first half of 1995. As a percentage of average assets, non-interest expense was 3.34% and 3.44% as of December 31, 1996 and 1995, respectively.

  The following table presents the components of non-interest expense for the periods indicated:

                             NON-INTEREST EXPENSE

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
                                                        DOLLARS IN THOUSANDS
Salaries and employee benefits........................ $     5,097  $     4,438
Net occupancy expense.................................       1,166          980
Deposit insurance expense.............................         549          332
Professional services.................................         433          467
Data processing expense...............................         274          202
Supplies..............................................         251          206
Telephone.............................................         159          137
Postage...............................................         151          143
Advertising/promotion.................................         409          252
Other.................................................         727          844
                                                       -----------  -----------
  Total non-interest expense.......................... $     9,216  $     8,001
                                                       ===========  ===========
Efficiency ratio......................................       80.40%       77.50%

  In the third quarter of 1996, Provident Bank substantially altered the manner in which it conducts its mortgage banking business. The changes include a substantial reduction in personnel that is expected to decrease the Company's salaries and employee benefits and occupancy expenses.

 Income Tax Expense

  Income tax expense for the years ended December 31, 1996, and December 31, 1995, was $775,000 and $335,000, respectively. The effective tax rates for those periods were 36.5% and 32.3%, respectively. The effective tax rates differed from the expected rate of 34% primarily because of state taxes offset by the effect of tax exempt interest on municipal securities.

 Asset/Liability Management

  Asset liability management refers to management's efforts to minimize fluctuations in net interest income caused by interest rate changes. This is accomplished by managing the repricing of interest rate sensitive interest-earning assets and interest-bearing liabilities. An interest rate sensitive balance sheet item is one that is able to reprice quickly, through maturity or otherwise. Controlling the maturity or repricing of an institution's liabilities and assets in order to minimize interest rate risk is commonly referred to as gap management. Close matching of the repricing of assets and liabilities will normally result in little change in net interest income when interest rates change. A mismatched gap position will normally result in changes in net interest income as interest rates change.

  Along with internal gap management reports, the Company and the Company Banks' use an external asset/liability modeling service to analyze each the Company Banks' current gap position. The system simulates the Company Banks' asset and liability base and projects future earnings results under several interest rate assumptions. The Company strives to maintain an aggregate gap position such that changes in interest rates within ranges determined by management to be reasonable will not effect net interest income by more than five percent in any twelve-month period.

  The following table sets forth the maturities of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996.

                      INTEREST RATE SENSITIVITY ANALYSIS

                                       AS OF DECEMBER 31, 1996
                                          TERM TO REPRICING
                          -----------------------------------------------------
                                     4 MONTHS
                           0 TO 3       TO
                           MONTHS    12 MONTHS   OVER 1 TO 5 YEARS OVER 5 YEARS  TOTAL
                          --------   ---------   ----------------- ------------ --------
                                        DOLLARS IN THOUSANDS
Interest-earning assets:
  Loans.................  $ 78,105   $ 54,066         $58,353        $12,106    $202,630
  Investment securi-
   ties.................     7,687     12,085          32,443         14,437      66,652
  Other interest-bearing
   assets...............    15,032        --              --             --       15,032
                          --------   --------         -------        -------    --------
    Total interest-earn-
     ing assets.........   100,824     66,151          90,796         26,543     284,314
Interest-bearing liabil-
 ities:
  Savings deposits and
   interest-bearing
   checking.............    76,253        --              --             --       76,253
  Time deposits.........    41,789     69,435          45,765            137     157,126
  Short-term
   borrowings...........    14,120        251             679            --       15,050
  Long-term borrowings..       108        254           1,034            482       1,878
                          --------   --------         -------        -------    --------
    Total interest-bear-
     ing liabilities....   132,270     69,940          47,478            619     250,307
Interest sensitivity
 gap....................   (31,446)    (3,789)         43,318         25,924      34,007
Cumulative gap..........   (31,446)   (35,235)          8,083         34,007
Cumulative ratio of in-
 terest-earning assets
 to interest-bearing li-
 abilities..............     76.23%     94.58%         103.24%        113.59%
Ratio of cumulative gap
 to interest-earning as-
 sets...................    (31.19%)   (21.10%)          3.14%         11.96%

  The cumulative gap value indicated above for the zero to three month and the four to twelve month periods indicates that a rise in interest rates would have a negative effect on net interest income. The Company has the ability to reprice the rates on savings deposits and interest bearing checking. Historically the rates on these deposits have not been repriced when rates have had small movements. The cumulative gap for one year and greater shows that the Company is positioned so that an increase in interest rates will have a positive effect on interest income.

FINANCIAL CONDITION

 Lending Activities

  Real Estate Loans. Real estate loans represent the largest class of loans of the Company. The Company categorizes real estate loans as follows:

    i) Commercial. Commercial real estate loans increased from December 31, 1995, to December 31, 1996, due primarily to increased lending activity in the Johnson County suburbs southwest of Kansas City.

    ii) Construction. Construction lending consists primarily of single family construction in Johnson County, Kansas. the Company has experienced steady growth in the suburban Kansas City market place. The December 31, 1996 balance reflects continued, although seasonal, growth in the Johnson County market.

    iii) 1 to 4 Family Residential. Loans in this category consist primarily of owner-occupied residential loans. Since December 31, 1995, the mix of loans has begun to shift from fixed rate loans to variable rate products. The Company has elected to portfolio selected variable rate real estate loans, which has resulted in the loan growth in this category.

    iv) Agricultural. This category consists of loans secured by agricultural real estate. The demand for agricultural real estate loans has remained flat due to an historically low turnover of farm property.

    v) Held for Sale. Loans held for sale represent residential loans intended to be sold to secondary market investors and in the process of being delivered.

  Commercial Loans. Loans in this category include loans to service, retail, wholesale and light manufacturing businesses, including agricultural service businesses. Commercial loans increased $9.7 million or 25.1% from December 31, 1995, to December 31, 1996. This loan growth is attributable to Exchange Bank's expanding business development in Shawnee, Kansas and the opening of Exchange Bank's location in Leawood, Kansas. Provident Bank has also increased its commercial loan portfolio.

  Consumer and Other Loans. Loans classified as consumer and other loans include automobile, residential, other personal loans and credit card loans. The majority of these loans are installment loans with fixed interest rates. The balance in consumer and other loans at December 31, 1996, approximated the December 31, 1995 balance of $12.5 million. The Company issues credit cards to its existing customers and at December 31, 1996, there were no balances on such cards past due more than 30 days.

  Agricultural Loans. Agricultural loans are typically made to farmers, small corporate farms and feed and grain dealers. Agricultural loans were $11.7 million as of December 31, 1996, or 5.8% of total loans. Agricultural loan demand declined in 1996 as a result of depressed livestock prices and high grain prices that reduced the demand for livestock purchases. Additionally, favorable grain production in the Company Banks' regions coupled with higher commodity prices have allowed agricultural producers to improve their cash positions, reducing the need for borrowed funds.

  The following table presents the balance of each major category of the Company's loans at the dates indicated.

                          LOAN PORTFOLIO COMPOSITION

                                                        AT DECEMBER 31,
                                                 ------------------------------
                                                      1996            1995
                                                 --------------  --------------
                                                  AMOUNT    %     AMOUNT    %
                                                 -------- -----  -------- -----
                                                     DOLLARS IN THOUSANDS
Commercial...................................... $ 48,413 23.89% $ 38,715 23.58%
Real Estate Construction........................   27,413 13.53    24,398 14.86
Real Estate.....................................  100,707 49.70    71,690 43.66
Loans held for sale.............................    2,182  1.08     6,665  4.06
Consumer and Other..............................   12,247  6.04    12,538  7.64
Agricultural....................................   11,668  5.76    11,029  6.72
                                                 -------- -----  -------- -----
Total loans.....................................  202,630   100%  164,185   100%
Less allowance for loan losses..................    2,534           2,715
                                                 --------        --------
Total........................................... $200,096        $161,470
                                                 ========        ========

  The following table sets forth the maturities of portfolio loans outstanding at December 31, 1996.

                            LOAN REPRICING SCHEDULE

                                       DUE AFTER
                            DUE IN    FOUR MONTHS   DUE AFTER
                         THREE MONTHS BUT BEFORE   ONE YEAR BUT  DUE AFTER
                           OR LESS     ONE YEAR   BEFORE 5 YEARS  5 YEARS   TOTAL
                         ------------ ----------- -------------- --------- --------
                                       DOLLARS IN THOUSANDS
  Loan category:
  Commercial............   $25,461      $16,145      $ 6,440      $   367  $ 48,413
  Real Estate Construc-
   tion.................    21,624        5,716           73          --     27,413
  Real Estate...........    19,524       23,791       46,174       11,218   100,707
  Loans Held for Sale...     2,182          --           --           --      2,182
  Agricultural..........     5,733        4,913          664          358    11,668
  Consumer and other....     3,581        3,501        5,002          163    12,247
                           -------      -------      -------      -------  --------
    Total loans.........   $78,105      $54,066      $58,353      $12,106  $202,630
                           =======      =======      =======      =======  ========

  As of December 31, 1996, loans with maturities greater than one year include approximately $47.0 million in fixed rate loans and $23.5 million in floating or adjustable rate loans.

 Asset Quality

  The Company follows regulatory guidelines in placing loans on a nonaccrual basis and places loans with doubtful principal repayment on a nonaccrual basis, whether current or past due. The Company considers non-performing assets to include all nonaccrual loans, other loans past due 90 days or more as to principal and interest (with the exception of those loans which in management's opinion are well collateralized or exhibit other characteristics suggesting they are collectable), restructured loans defined as troubled debt restructuring under Statement of Financial Accounting Standards No. 15 (SFAS
15), impaired loans as defined by SFAS No. 114 and other real estate owned ("OREO"). The Company does not return a loan to accrual status until it is brought current with respect to both principal and interest and future principal payments are no longer in doubt. When a loan is placed on nonaccrual status, any previously accrued and uncollected interest is reversed.

  Non-performing loans as of December 31, 1996, were down from December 31, 1995, as the result of the collection and/or restructuring of certain notes.

  The Company has no restructured loans as defined under SFAS 15. The Company recorded interest income on nonaccrual loans in the amounts of $23,000 and $172,000 in 1996 and 1995, respectively. The Company would have recorded additional interest in the amounts of $23,000 and $27,000 in 1996 and 1995, respectively if nonaccrual loans had been current during those periods.

  Non-performing assets are summarized in the following table:

                             NON-PERFORMING ASSETS

                                                          AT DECEMBER 31,
                                                       ----------------------
                                                         1996        1995
                                                       ---------- -----------
                                                       DOLLARS IN THOUSANDS
Loans:
  Loans 90 days or more past due but still accruing... $     --   $         2
Nonaccrual loans......................................       319        1,739
                                                       ---------  -----------
  Non-performing loans................................       319        1,741
OREO..................................................        70          149
                                                       ---------  -----------
  Non-performing assets...............................      $389  $     1,890
                                                       =========  ===========
Non-performing loans as a percentage of total loans...       .16%        1.06%
Non-performing assets as a percentage of total as-
 sets.................................................       .13%         .72%
Non-performing assets as a percentage of total loans
 and OREO.............................................       .19%        1.16%

ALLOWANCE FOR LOAN LOSSES

  In 1995, the Company determined, based on the changing loan mix and portfolio growth resulting from the expansion into suburban Kansas City and an analysis of the loan loss reserves of banks similar to the Company Banks both in size and market served, that an allowance for loan losses of approximately 1.4% of loans was an appropriate reserve for the Company at that time. As the result of loan growth and loan charge-offs, by fourth quarter 1995, the Company's allowance had been reduced to 1.15% of loans. In anticipation of further loan growth in its new Johnson County market and in response to the normal review of non-performing loans, the Company made an additional provision for loan losses and, as a result, exceeded the targeted allowance. Loan growth, and to a lesser extent, charge-offs in 1996 reduced the allowance to approximately that reported at December 31, 1996, without a need for significant additional provisions. The allowance as a percentage of total loans at December 31, 1996 (1.25%) is consistent with the Company's goal. In the future, the Company expects that its loan loss reserve will be in a range consistent with historical ratios, which have varied from 1.15% to 1.65% of loans.

  The success of a bank depends to a significant extent upon the quality of its assets, particularly loans. In the case of the Company, this is highlighted by the fact that as of December 31, 1996, net loans represented approximately 65% of its total assets. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, industry standards, management's experience, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary.

  The Company actively manages its past due and non-performing loans in each subsidiary bank in an effort to minimize credit losses and monitor asset quality to maintain an adequate loan loss allowance. Although management believes that its allowance for loan losses is adequate for each bank and collectively, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best informative available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the organization's non-performing or performing loans. Accordingly, there can be no assurance that the allowance for loan losses will be adequate to cover loan losses or that significant increases to the allowance will not be required in the future if economic conditions should worsen. Material additions to the allowance for loan losses would result in a decrease of the Company's net income and capital and could result in the inability to pay dividends, among other adverse consequences.

  The allowance for loan losses on December 31, 1996 totaled $2.5 million, a slight decrease over December 31, 1995 resulting from charge-offs of $328,000, recoveries of $27,000 and provisions of $120,000. The allowance for loan losses totaled $2.7 million as of December 31, 1995. The allowance increased during 1995 by $668,000 which resulted from a combination of additional provisions of $1.3 million and net charge-offs of $616,000.

  The following table sets forth activity in the Company's allowance for loan losses during the periods indicated:

                        SUMMARY OF LOAN LOSS EXPERIENCE

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
                                                       DOLLARS IN THOUSANDS
Total net loans outstanding at the end of period..... $   200,096  $   161,470
                                                      ===========  ===========
Average net loans outstanding during the period...... $   176,584  $   149,578
                                                      ===========  ===========
Allowance for loan losses, beginning of period....... $     2,715  $     2,047
Charge-Offs:
  Real estate
    Construction.....................................          24          --
    1 to 4 family residential........................           2           12
  Commercial.........................................         215          538
  Consumer and other.................................          21           46
  Agricultural.......................................          66           75
                                                      -----------  -----------
    Total charge-offs................................         328          671
                                                      -----------  -----------
Recoveries of loans previously charged off:
  Real estate
    Construction.....................................          11          --
    1 to 4 family residential........................           3          --
  Commercial.........................................           2            9
  Consumer and other.................................           5            3
  Agricultural.......................................           6           43
                                                      -----------  -----------
    Total recoveries.................................          27           55
                                                      -----------  -----------
Net charge-offs......................................         301          616
Provision charged to operations......................         120        1,284
                                                      -----------  -----------
Allowance for loan losses, end of period............. $     2,534  $     2,715
                                                      ===========  ===========
Ratios:
Net charge-offs to average loans outstanding.........        0.17%        0.41%
Allowance for loan losses to loans, end of period....        1.25%        1.65%
Allowance for loan losses to non-performing assets...      794.36%      155.94%

 Investment Activities

  The Company's investment portfolio serves three important functions: first, it enables the adjustment of the balance sheet's sensitivity to changes in interest rate movements; second, it provides an outlet for investing excess funds; and third, it provides liquidity. The investment portfolio is structured to maximize the return on invested funds within conservative risk guidelines.

  The portfolio is comprised of U.S. Treasury securities, U.S. government agency obligations, state municipal obligations, Federal Reserve Bank stock, FNMA stock, and FHLB stock. The U.S. government agency obligations include Federal Home Loan Mortgage Corporation ("FHLMC"), FNMA notes and mortgage backed securities, FHLB notes and Government National Mortgage Association ("GNMA") mortgage-backed securities. The portfolio includes approximately $9.5 million of standard collateralized mortgage obligations, all of which are rated AA or better. Federal Funds sold are not classified as investment securities.

  The investment portfolio decreased $723,000 or 1.07% during the year ended December 31, 1996, primarily due to a strong loan demand. The increase since December 31, 1995, was a result of deposit growth from Exchange Bank's new Leawood branch. A portion of those deposits were invested in U.S. Treasury and U.S. government agencies obligations.

  The composition of the investment portfolio as of December 31, 1996, was 36% U.S. Treasury notes, 18% U.S. government obligations, 37% mortgage backed securities, 6% state and municipal securities and 3% other securities. The comparable distribution for December 31, 1995, was 31% U.S. Treasury notes, 21% U.S. government obligations, 39% mortgage-backed securities, 6% state and municipal securities, and 3% other securities. The estimated maturity of the investment portfolio on December 31, 1996, was two years and five months. The average balance of the investment portfolio as of December 31, 1996, represented 27% of average earning assets as compared to 28% on December 31, 1995. No change in investment strategy was made during 1996.

  The Company periodically changes its balance sheet strategy to accommodate a new interest rate environment when, in management's opinion, economic and policy signals indicate a changing trend in interest rates. Accordingly, in the first half of 1995 the Company sold bonds in anticipation of an increase in interest rates. Although management believes its action benefited the Company, the securities sales resulted in an immediate loss of $409,000.

  The following table sets forth the composition of the Company's investment portfolio at the dates indicated:

                  INVESTMENT SECURITIES PORTFOLIO COMPOSITION

                                                             AT DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
                                                          DOLLARS IN THOUSANDS
Securities held to maturity: (1)
  U.S. Treasury and other U.S. agencies and corpora-
   tions................................................. $      --  $      --
  Obligations of states and political subdivisions.......         25         25
  Mortgage-backed securities.............................        --         --
                                                          ---------- ----------
    Total................................................ $       25 $       25
                                                          ---------- ----------
Securities available for Sale: (2)
  U.S. Treasury and other U.S. agencies and corpora-
   tions................................................. $   35,930 $   34,865
  Obligations of states and political subdivisions.......      3,799      4,008
  Mortgage-backed securities.............................     24,822     26,422
  Other (3)..............................................      2,706      2,055
                                                          ---------- ----------
    Total................................................ $   66,627 $   67,350
                                                          ========== ==========

-------
(1) Securities held to maturity are carried on the Company's books at amortized cost.
(2) Securities available for sale are carried on the Company's books at fair value.
(3) Includes FHLB stock Federal Reserve stock and FNMA stock.

 Deposit Activities

  Deposits are the major source of the Company Banks' funds for lending and other investment purposes. In addition to deposits, the Company Banks derive funds from interest payments, loan principal payments, loan and security sales, and funds from operations. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows are significantly influenced by general interest rates and money market conditions. The Company Banks may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis for general business purposes.

  Deposits are attracted principally from within the Company Banks' primary market area through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of $100,000 or more), and retirement savings plans. The Company Banks have not aggressively attempted to obtain large denomination, high interest-bearing certificates except to address a particular funding need.

  Maturity terms, service fees and withdrawal penalties are established by the Company Banks on a periodic basis. The determination of rates and terms is predicated on funds transaction and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

  The growth in deposits is primarily the result of the Company's new locations in Shawnee and Leawood, Kansas. During 1996, the Company experienced an increase in savings, NOW and time accounts with balances of less than $100,000. The non-interest-bearing account balance as of December 31, 1996, showed a $3.3 million or 18% increase from the balance as of December 31, 1995. The average balance increased accordingly $4.1 million or 30% as a result of growth at the Company's Shawnee and Leawood, Kansas locations.

  The following table sets forth a summary of maturities in the investment portfolio at December 31, 1996:

              MATURITY SCHEDULE OF SECURITIES AVAILABLE FOR SALE

                                                            AT MARKET VALUE
                                                          AT DECEMBER 31, 1996
                          ---------------------------------------------------------------------------------------
                              ONE YEAR      OVER ONE YEAR     OVER 5 YEARS
                              OR LESS      THROUGH 5 YEARS  THROUGH 10 YEARS      OVER 10 YEARS       TOTAL
                          ---------------- ---------------- -------------------  --------------- ----------------
                                  WEIGHTED         WEIGHTED           WEIGHTED          WEIGHTED         WEIGHTED
                          AMOUNT   YIELD   AMOUNT   YIELD   AMOUNT      YIELD    AMOUNT  YIELD   AMOUNT   YIELD
                          ------- -------- ------- -------- --------- ---------  ------ -------- ------- --------
                                                          DOLLARS IN THOUSANDS
U.S. Treasury and other
 U.S. agencies and
  corporations..........  $14,465   5.65%  $21,465   5.49%  $     --        --    $--      --    $35,930   5.55%
 Obligations of states
  and political
  subdivisions..........      712   8.38%    2,989   7.58%         98      6.81%   --      --      3,799   7.71%
 Mortgage-backed
  securities............      --     --     19,854   5.83%      4,607      6.33%   361    7.40%   24,822   5.95%
 Other..................    2,076   6.51%      --     --          --        --     --      --      2,076   6.51%
                          -------   ====   -------   ====   ---------   =======   ----    ====   -------   ----
  Total.................  $17,253          $44,308          $   4,705             $361           $66,627   5.85%
                          =======          =======          =========             ====           =======   ====

  The following table sets forth the average balances and weighted average rates for the Company's categories of deposits at the dates indicated.

                      AVERAGE DEPOSIT BALANCES AND RATES

                                           YEAR ENDED DECEMBER 31,
                             ---------------------------------------------------
                                       1996                      1995
                             ------------------------- -------------------------
                                                % OF                      % OF
                             AVERAGE  AVERAGE  TOTAL   AVERAGE  AVERAGE  TOTAL
                             BALANCE   RATE   DEPOSITS BALANCE   RATE   DEPOSITS
                             -------- ------- -------- -------- ------- --------
                                            DOLLARS IN THOUSANDS
Non-interest checking......  $ 17,850  0.00%     7.5%  $ 13,733  0.00%      7%
Savings deposits and inter-
 est-bearing checking......    66,957  3.89%    28.0%    55,189  3.09%     28%
Certificates of deposit....   153,785  5.42%    64.5%   129,543  5.46%     65%
                             --------  ====     ----   --------  ====     ---
 Total.....................  $238,592            100%  $199,095           100%
                             ========           ====   ========           ===

  The Company does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on its business. Management believes that substantially all the Company Banks' depositors are residents in their respective primary market area.

  The following table sets forth a summary of the deposits of the Company at the dates indicated:

                              DEPOSIT COMPOSITION

                                                                 DECEMBER 31
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
      Non-interest-bearing................................... $ 22,277 $ 18,934
      Interest-bearing:
        Savings and NOW accounts.............................   76,253   55,134
        Time accounts less than $100,000.....................  123,977  127,239
        Time accounts greater than $100,000..................   33,149   25,074
                                                              -------- --------
          Total deposits..................................... $255,656 $226,381
                                                              ======== ========

  The following table summarizes at December 31, 1996, the Company's certificates of deposit of $100,000 or more by time remaining until maturity:

                                                         CERTIFICATES OF DEPOSIT
                                                           $100,000 OR GREATER
                                                         -----------------------
                                                         (DOLLARS IN THOUSANDS)
      Maturity Period:
        Less than three months..........................         $17,427
        Over three months through six months............           7,091
        Over six months through twelve months...........           5,297
        Over twelve months..............................           3,334
                                                                 -------
          Total.........................................         $33,149
                                                                 =======

  The Company has no other time deposits in excess of $100,000.

 Capital and Liquidity

  The following represent key ratios of the Company for the periods indicated:

                                                     DEC. 31, 1996 DEC. 31, 1995
                                                     ------------- -------------
      Return on average assets......................     0.49%         0.30%
      Return on average equity......................     9.11%         6.09%
      Equity to assets ratio........................     5.37%         4.98%
      Dividend payout ratio(1)......................     0.00%         0.00%

--------
(1) On April 16, 1997, the Company declared a $.03 per share dividend payable to shareholders of record as of May 15, 1997.

  Transaction Indebtedness. The Company had a credit facility it used to finance prior transactions. The balance drawn under the facility was $7 million as of December 31, 1995. The Company used proceeds from the Offering to retire its outstanding obligations of $6.6 million under the facility on November 22, 1996.

  Sources of Liquidity. Liquidity defines the ability of the Company and the Company Banks to generate funds to support asset growth, satisfy other disbursement needs, meet deposit withdrawals and other fund reductions, maintain reserve requirements and otherwise operate on an ongoing basis. The immediate liquidity needs of the Company Banks are met primarily by federal funds sold, short-term investments, deposits and the generally predictable cash flow (primarily repayments) from each Bank's assets. Intermediate term liquidity is provided by the Company Banks' investment portfolios. The Company Banks also have established a credit facility with the FHLB under which the Company Banks are eligible for short or advances secured by real estate loans or mortgage-related investments. The Company's liquidity needs and funding are provided through non-affiliated bank borrowing, cash dividends and tax payments from its subsidiary banks. As of December 31, 1996, the Company had established a pre-approved $10.0 million line of credit with a non-affiliated correspondent bank.

  Capital. The Company and the Company Banks actively monitor their compliance with regulatory capital requirements. The elements of capital adequacy standards include strict definitions of core capital and total assets, which include off-balance sheet items such as commitments to extend credit. Under the risk-based capital method of capital measurement, the ratio computed is dependent on the amount and composition of assets recorded on the balance sheet and the amount and composition of off-balance sheet items, in addition to the level of capital. Historically, the Company Banks have increased core capital through the retention of earnings or capital infusions. Each Bank's ability to incur additional indebtedness or to issue or pay dividends on common or preferred stock may be limited by regulatory policies and the terms of the outstanding securities.

 Impact of Inflation and Changing Prices

  The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rate changes do not necessarily move in the same direction or have the same magnitude as changes in the prices of goods and services.

 Accounting and Financial Reporting

  The Financial and Accounting Standards Board (the "FASB") issued Statement 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" in June 1996 and Statement 127 "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" in December 1996. These statements provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company will adopt these statements as required in 1997 and 1998. The adoption is not expected to have a significant impact on its financial condition or results of operation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY
           AS OF AND FOR THE QUARTERS ENDED MARCH 31, 1997 AND 1996

OVERVIEW

  The Company's net income was $603,000 for the three months ended March 31, 1997, compared to net income of $353,000 for the three months ended March 31, 1996, yielding an annualized return on average assets ("ROA") of .79% for the quarter ended March 31, 1997, compared to 0.54% for the quarter ended March 31, 1996. Return on average common stockholders' equity ("ROE") for the three month periods ended March 31, 1997 and 1996 was 7.86% and 12.30%, respectively. The primary reason for the earnings increase for the first quarter of 1997 over 1996 was greater interest income through an improved net interest margin coupled with greater loan volume.

FINANCIAL CONDITION

  Total assets were $310.4 million at March 31, 1997, an increase of $5.8 million from December 31, 1996. Total average assets were $304.0 million for the quarter ended March 31, 1997, compared to $260.6 million for the quarter ended March 31, 1996. Average interest-earning assets were $280.7 million for the three months ended March 31, 1997 and $241.8 million for the three months ended March 31, 1996. Assets increased during the quarter due to loan growth during the quarter of $10.1 million primarily at Exchange Bank's Leawood and Shawnee, Kansas locations.

  The increase in net loans from December 31, 1996 to March 31, 1997 was funded through increases in deposits of $2.1 million, short-term borrowings of $3.4 million and draws an existing cash reserves of $4.7 million. The allowance for loan losses increased to $2.6 million at March 31, 1997 from $2.5 million at December 31, 1996. The allowance represented 1.22% and 1.25% of total loans as of March 31, 1997 and December 31, 1996, respectively.

RESULTS OF OPERATIONS

 Net Interest Income

  Total interest income for the quarter ended March 31, 1997 was $5.8 million, a 15.5% increase over the three months ended March 31, 1996. Average total earning assets increased $38.9 million or 16.1% at March 31, 1997, compared to March 31, 1996. The increase is primarily the result of the opening of Exchange Bank's branch facility in Leawood, Kansas in the fourth quarter of 1995 as well as the continued growth in loans at the Shawnee branch.

  Total interest expense for the first quarter of 1997 was 2.2% higher than in the first quarter of 1996 as a result of the increases in interest-bearing liabilities and interest rates. Average total interest-bearing liabilities increased by $19.5 million or 8.4% during the first quarter of 1997 compared to the first quarter of 1996, primarily due to the increased volume of time deposits originated by Exchange Bank in connection with the opening of its Leawood location and the continued growth of its Shawnee location.

  Net interest income was $2.8 million for the three months ended March 31, 1997, compared to $2.1 million for the same period in 1996, an increase of 35.0%. This increase is attributable to significantly greater loan volumes primarily originated from Exchange Bank's Leawood and Shawnee, Kansas branches and a net interest margin for the period of 3.98% compared with 3.43% for the same period in 1996.

 Provisions for Loan Losses

  The provision for loan losses for the three months ended March 31, 1997, was $105,000, an increase of $75,000, or 250% from the $30,000 provision during the comparable 1996 period. This increase reflects the Company's objective of maintaining adequate reserve levels in recognition of significant loan growth. The allowance represented 1.22% and 1.25% of total loans as of March 31, 1997 and March 31, 1996, respectively.

 Non-Interest Income

  Non-interest income for the three months ended March 31, 1997, was $346,000, a decrease of 44.4% from the same period in 1996. The decrease is primarily a result of reduced gains on sales of mortgage loans at Provident Bank, which is consistent with the Company's plan to reduce its reliance on secondary market mortgage lending.

 Non-Interest Expense

  Non-interest expense decreased slightly by $9,000 for the three months ended March 31, 1997, as compared to the same period in 1996. This decrease was primarily due to a 10% reduction in salaries and benefits expenses. In the third quarter of 1996, Provident Bank substantially altered the manner in which it conducts its mortgage banking business. The changes include a substantial reduction in personnel that decreased the Company's salaries and employee benefits expenses. Net occupancy expense increased due to depreciation, property taxes and utility costs associated with Exchange Bank's new Leawood branch. The Company's overall efficiency ratio showed its third consecutive quarter of improvement, ending the first quarter of 1997 at 66.9%, compared to 78.3% for the first quarter of 1996.

 Income Tax Expense

  Income tax expense for the three months ended March 31, 1997 and March 31, 1996 was $323,500 and $197,000, respectively. The effective tax rates for those periods were 34.9% and 35.8%, respectively.

CAPITAL AND LIQUIDITY

  At March 31, 1997, the Company's Tier 1 risk-based capital, total risk-based capital and leverage ratios were 14.5%, 15.8% and 10.1%, respectively, compared to minimum required levels of 4%, 8% and 4%, respectively (subject to change and the discretion of regulatory authorities to impose higher standards in individual cases). At March 31, 1997, the Company had risk-weighted assets of $212.5 million. On April 30, 1997, the Company's Board of Directors declared a quarterly dividend for the first quarter of 1997 in the amount of $.03 per common share. The Company's Board of Directors expects for the forseeable future to consider declaration of a comparable dividend at each of its quarterly meetings.

  The Company had approximately $8.4 million in cash and short-term investment grade securities at March 31, 1997 remaining from its initial public offering completed in the fourth quarter of 1996. Those proceeds are expected to be used to finance the Company's growth strategy and for general corporate purposes. The Company established a line of credit in the amount of $10.0 million with a correspondent bank during the first quarter of 1997. No amounts had been drawn under the line as of March 31, 1997.

ACCOUNTING AND FINANCIAL REPORTING

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PEOPLES

  The following discussion of financial condition and results of operations should be read in conjunction with the consolidated financial statements of Peoples Bancshares, Inc. and subsidiary (Peoples) and the notes thereto, which are included elsewhere in this prospectus.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND
1996

 General
  Peoples' consolidated net earnings totaled approximately $182,000 for the first three months of 1997 compared with approximately $76,000 for the same period of 1996. Earnings before income taxes were approximately $240,000 during the first three months of 1997 compared to approximately $131,000 for the same period of 1996. The primary reason for this increase of approximately $109,000 or 83.2%, is attributed to an increase of approximately $80,000 in net interest margin, a $55,000 decrease in the provision for loan losses and an approximate $11,000 increase in other income offset to some degree by an approximate $38,000 increase in other expenses.

 Net Interest Margin
  Total interest income increased by approximately $50,000 or 4.0% for the first three months of 1997, compared to the same period of 1996. Interest income on loans increased approximately $66,000 as a result of Peoples' efforts during 1996 to expand its real estate and consumer loan portfolios. Interest income on securities decreased by approximately $15,000 as funds available from maturing securities have been used to meet loan demand needs (rather than being reinvested).

  Total interest expense decreased by approximately $31,000 or 4.4% as a result of decreased deposits and reductions in Peoples' note payable. Total deposits decreased by approximately $1,580,000 during the three months ended March 31, 1997. Average total deposits during this period were approximately $58,875,000 compared to approximately $60,868,000 during the first three months of 1996, representing a decrease of approximately $1,993,000 or 3.3%.

  As a result of the changes described above, the net interest margin increased by approximately $80,000 or 14.6% for the first three months of 1997 as compared to the same period in 1996.

 Provision for Loan Losses
  The provision for loan losses was $55,000 for the first three months of 1996 compared to $0 during the same period in 1997. No provision was deemed necessary during 1997 as Peoples believed the allowance for loan losses was adequately funded. The $55,000 provision recorded during the first quarter of 1996 was later reversed as the Bank realized recoveries on loans which exceeded charge-offs by approximately $55,000, during calendar year 1996. During April 1997, the Bank received approximately $308,000 as a recovery on a loan charged-off in 1991, thus increasing the allowance for loan losses.

 Other Income
  Other income increased by approximately $11,000 or 12.7% for the first three months of 1997 compared with the same period of 1996, primarily as a result of increased service charges and fee income.

 Other Expense
  Other expense increased by approximately $38,000 or 8.4% for the first three months of 1997 compared with the same period of 1996, primarily due to an increase in salaries and benefits expense of approximately $28,000.

 Income Tax Expense
  Peoples recognized income tax expense of approximately $57,000 during the first three months of 1997 compared to approximately $55,000 for the first three months of 1996. The effective tax rates were 23.9% and 42.3% for the three month periods ended March 31, 1997 and 1996, respectively. The tax provisions recorded during the three months ended March 31, 1997 were significantly lower than they might otherwise have been due to the Bank's formation of an investment subsidiary and the shift of approximately $1,500,000 from taxable securities to non-taxable municipal securities. The investment subsidiary, established in April 1996, held approximately $21,000,000 of the Bank's approximate $32,000,000 investment portfolio at March 31, 1997. Substantially all of the income earned on securities held by the investment subsidiary (approximately $310,000 during the three months ended March 31, 1997) is not subject to Kansas privilege tax. As a result, Peoples recorded virtually no state tax expense during the first quarter of 1997 compared to approximately $14,000 recorded during the first quarter of 1996. The tax provisions recorded during the three months ended March 31, 1996 included an additional $12,000 to make up a perceived deficiency in the Bank's deferred income tax reserves.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

 General

  Peoples' consolidated net income totaled approximately $727,000 in 1996 compared to approximately $514,000 in 1995, representing an increase of approximately $213,000. This increase is attributable to a $195,000 decrease in the provision for loan losses, an increase of approximately $117,000 in the net interest margin, an approximate $59,000 increase in other income, an approximate $51,000 increase in other expenses and an increase of approximately $107,000 in income tax expense.

 Net Interest Margin

  Total interest income increased by approximately $72,000 or 1.4% in 1996 compared to 1995. Interest income on loans increased approximately $105,000 while interest income on investments and other decreased approximately $33,000. Interest expense on deposits decreased approximately $45,000 due to an overall decrease in the rates paid on interest bearing deposits. As a result of these changes, the net interest margin increased by approximately $117,000 or 5.4% over 1995.

  During 1996, increased deposits of approximately $1,577,000 or 2.7% and Federal funds purchased of $1,675,000 provided the primary sources of funds for the overall increase in gross loans of approximately $4,352,000 as Peoples expanded its real estate and consumer loan portfolios. Other sources of funds were provided: (1) through the receipt of $500,000 during January 1996 in connection with the settlement of a receivable related to the December 31, 1995 maturity of an investment security, and (2) 1997 net earnings of approximately $727,000.

  Proceeds from the maturities and sales of available-for-sale securities were directed away from mortgage-backed securities and toward U.S. Treasury, Federal agency and municipal securities. As a result, the total funds invested in securities remained relatively unchanged while the overall yield on those securities was somewhat lower.

  The following table presents Peoples' average balances, interest earned or accrued, and the related yields and rates on major categories of Peoples' interest-earning assets and interest-bearing liabilities for the periods indicated:

                COMPARATIVE AVERAGE BALANCES, YIELDS AND RATES

                                            YEAR ENDED DECEMBER 31,
                                -----------------------------------------------
                                         1996                    1995
                                ----------------------- -----------------------
                                                AVERAGE                 AVERAGE
                                                 RATE                    RATE
                                AVERAGE INCOME/ EARNED/ AVERAGE INCOME/ EARNED/
                                BALANCE EXPENSE  PAID   BALANCE EXPENSE  PAID
                                ------- ------- ------- ------- ------- -------
                                            (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
  Loans net(1)................. $29,822 $2,873   9.63%  $28,134 $ 2,768  9.84%
  Investment securities--tax-
   able........................  28,777  1,895   6.59    30,240   1,963  6.49
  Investment securities--non-
   taxable(2)..................   6,071    311   7.68     5,217     269  7.74
  Other earning assets.........      83      4   4.82       206      10  4.85
                                ------- ------   ----   ------- -------  ----
    Total interest-earning as-
     sets......................  64,753  5,083   8.09    63,797   5,010  8.06
                                ------- ------   ----   ------- -------  ----
Noninterest-earning assets.....   4,663                   4,637
                                -------                 -------
    Total assets............... $69,416                 $68,434
                                =======                 =======
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Interest-bearing liabilities:
  Savings deposits and inter-
   est-bearing
   checking.................... $19,339 $  500   2.59%  $19,311 $   589  3.05%
  Time deposits................  34,831  1,908   5.48    34,909   1,865  5.34
  Short-term borrowings........   5,186    335   6.46     5,003     318  6.36
  Long-term borrowings.........   1,081     62   5.74     1,236      78  6.31
                                ------- ------   ----   ------- -------  ----
    Total interest-bearing lia-
     bilities..................  60,437  2,805   4.64    60,459   2,850  4.71
                                ------- ------   ----   ------- -------  ----
Noninterest-bearing liabili-
 ties..........................   5,232                   4,825
Stockholders' equity...........   3,747                   3,150
                                -------                 -------
    Total liabilities and
     stockholders' equity...... $69,416                 $68,434
                                =======                 =======
Net interest income(3).........         $2,278                  $ 2,160
                                        ======                  =======
Interest rate spread...........                  3.45%                   3.35%
                                                 ====                    ====
Net earning assets(4)..........                  3.76%                   3.60%
                                                 ====                    ====

--------
(1) Non-accruing loans are included in the computation of average balance.
(2) Yield is adjusted for the tax effect of tax exempt securities. The tax effects in 1996 and 1995 were $155 and $135, respectively. The marginal tax rate used was 34%.
(3) Peoples' includes loan fees in interest income. Such fees totaled $44,000 and $33,000 in 1996 and 1995, respectively.
(4) The net yield on average earning assets is the net interest income divided by average interest-earning assets.

  The following table presents the components of changes in Peoples' net interest income as attributed to volume and rate on a tax-equivalent basis. The net change attributable to the combined impact of volume and rate has been solely allocated to the change in rate.

                         RATE/VOLUME INTEREST ANALYSES

                                                           YEAR ENDED DECEMBER
                                                            31, 1996 COMPARED
                                                                 TO 1995
                                                           --------------------
                                                                         TOTAL
                                                           VOLUME RATE  CHANGES
                                                           ------ ----  -------
                                                               (DOLLARS IN
                                                               THOUSANDS)
      INTEREST INCOME:
        Loans(1)..........................................  $166  $(61)  $105
        Investment securities.............................   (41)   15    (26)
        Other earning assets..............................    (6)   --     (6)
                                                            ----  ----   ----
          Total interest income...........................   119   (46)    73
                                                            ----  ----   ----
      INTEREST EXPENSE:
        Savings deposits and interest-bearing checking....     1   (90)   (89)
        Time deposits.....................................    (4)   47     43
        Short-term borrowings.............................    12     5     17
        Long-term borrowings..............................   (10)   (6)   (16)
                                                            ----  ----   ----
          Total interest expense..........................    (1)  (44)   (45)
      Increase (decrease) in net interest income..........  $120  $ (2)  $118
                                                            ====  ====   ====

--------
(1) Peoples' includes loan fees in interest income. Such fees totaled $44,000 and $33,000 in 1996 and 1995, respectively.

  The following table sets forth the average balances and weighted average rates for Peoples' categories of deposits at the dates indicated (dollars in thousands):

                                   AVERAGE DEPOSIT BALANCES AND RATES
                            -------------------------------------------------
                                      1996                     1995
                            ------------------------ ------------------------
                                              % OF                     % OF
                            AVERAGE AVERAGE  TOTAL   AVERAGE AVERAGE  TOTAL
                            BALANCE  RATE   DEPOSITS BALANCE  RATE   DEPOSITS
                            ------- ------- -------- ------- ------- --------
   Noninterest-bearing de-
    mand................... $ 4,570  0.00%    7.78%  $ 4,233  0.00%    7.24%
   Interest-bearing
     NOW...................  10,978  2.51%   18.69%   10,612  2.96%   18.15%
     Money Market..........   5,564  2.86%    9.47%    5,863  3.34%   10.03%
   Savings.................   2,797  2.36%    4.76%    2,836  2.79%    4.85%
   Time deposits...........  34,831  5.48%   59.30%   34,909  5.34%   59.73%
                            -------         -------  -------         -------
       Total............... $58,740         100.00%  $58,453         100.00%
                            =======         =======  =======         =======

 Provision for Loan Losses

  During 1996, Peoples recorded a negative provision for loan losses of $145,000 compared to a (positive) provision of $50,000 in 1995. The 1996 negative provision was recorded primarily as a result of a significant recovery experienced during 1996 on a loan which had been charged-off by the Bank prior to its acquisition by Peoples in May 1994. Management believed such a negative provision was reasonable given the level of the allowance for loan losses which stood at approximately $447,000 at December 1996, or 1.3% of gross loans.

 Other Income

  Other income increased approximately $59,000 or 15.6% in 1996 compared to 1995. This increase is primarily attributed to net gains on the sale of available-for-sale securities of approximately $28,000 compared to net losses on similar sales of approximately $8,000 during 1995. In addition, income from service fees increased approximately $15,000 or 4.2% during 1996 as compared to 1995.

 Other Expense

  Other expense increased approximately $51,000 or 2.8% in 1996 compared to 1995. This increase is primarily attributable to increases in salaries and benefits of approximately $66,000, increased public relations expenses of approximately $46,000 and increased other expenses of approximately $39,000. These increases were offset by decreases in deposit insurance premiums of approximately $66,000 and legal and professional fees of approximately $32,000.

 Income Tax Expense

  Peoples recognized income tax expense of approximately $291,000 in 1996 versus approximately $185,000 in 1995. The effective tax rates were 28.6% and 26.4% for 1996 and 1995, respectively.

FINANCIAL CONDITION

  Following are key financial and operating ratios for Peoples for all periods reported:

                                                THREE MONTHS
                                                    ENDED         YEAR ENDED
                                               --------------- -----------------
                                               3/31/97 3/31/96 12/31/96 12/31/95
                                               ------- ------- -------- --------
   Return on average assets...................  1.02%   0.44%    1.05%    0.75%
   Return on average equity................... 17.16%   8.47%   19.40%   16.32%
   Average equity to average assets...........  5.96%   5.18%    5.40%    4.60%
   Dividend payout ratio......................  0.00%   0.00%    0.00%    0.00%

  Peoples continues to strengthen its financial position as reflected in its increasing ratio of stockholders' equity to total assets. All net earnings have been retained since Peoples acquired its subsidiary, The Peoples National Bank, in May 1994. As a result, Peoples' stockholders' equity as a percentage of total assets has increased from approximately 4.0% at December 31, 1994 to 5.2% at December 31, 1995, 5.8% at December 31, 1996 and 6.0% at March 31, 1997.
Total deposits increased by approximately $1,577,000 during 1996 while decreasing by approximately the same amount during the three months ended March 31, 1997.

  Net loans increased from approximately $28,820,000 at December 31, 1995 to approximately $33,262,000 at December 31, 1996 and approximately $33,482,000 at March 31, 1997. The resulting loan to deposit ratios at the above referenced dates were approximately 49%, 55% and 56%, respectively. This increase is a result of Peoples' efforts to increase the real estate and consumer sectors of its loan portfolio.

 Liquidity and Capital Resources

  Liquidity risk is managed by Peoples through the composition of its assets and liabilities in an effort to efficiently meet the borrowing needs and withdrawal requirements of its customers.

  Cash and cash equivalents include cash, due from banks and Federal funds sold. The primary sources of Peoples' liquidity are cash and cash equivalents and investment securities with short term maturities. Peoples believes its process of asset/liability management allows adequate reaction time for trends in the marketplace as they occur, minimizing the negative impact of such trends on the net interest margin.

  As of March 31, 1997, Peoples had cash and cash equivalents of approximately $1,937,000 and investment securities maturing in less than one year of approximately $4,509,000. These amounts represent approximately 9% of Peoples' total assets at March 31, 1997 and provide Peoples with sufficient resources to handle unforeseen deposit outflows and loan requirements.

  Peoples' cash and cash equivalents increased approximately $410,000 during the three month period ended March 31, 1997. Net cash provided by operating activities aggregated $340,000. Net cash provided by investing activities for this period approximated $1,303,000, primarily as a result of net investment maturities and sales of approximately $1,523,000 offset by an increase in net loans of approximately $220,000. Net cash used in financing activities approximated $1,233,000 for this time period as a result of a decrease in deposits of approximately $1,578,000 and reductions in Peoples' note payable and repurchase agreements of approximately $225,000 and $305,000, respectively, offset to some extent by an increase in Federal funds purchased of $875,000.

  As previously indicated, stockholders' equity represented 6.0% of total assets at March 31, 1997. Risk-based capital and leverage ratios of the subsidiary bank at December 31, 1996 exceeded levels considered necessary to be classified as a "well-capitalized" institution by regulatory banking authorities.

 Effects of Economic Conditions

  Peoples' consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation.

  The assets and liabilities of Peoples are primarily monetary and interest rates have a greater impact on Peoples' performance than do the effects of inflation.

  The local economy of the Clay County area is heavily dependent on agriculture and related businesses.

LOAN PORTFOLIO--TYPES OF LOANS

  The following table presents the amount of loans outstanding at the dates indicated, according to loan category (in thousands):

                                                    3/31/97  12/31/96  12/31/95
                                                    -------  --------  --------
Real Estate
  Construction and land development................ $ 1,605  $ 1,259   $   137
                                                    -------  -------   -------
  Secured by farmland..............................   4,250    4,449     4,371
  Secured by 1-4 family............................   6,340    6,144     5,282
  Secured by multi-family..........................      36       18        34
  Secured by non-farm, non-residential.............   3,713    3,672     2,145
                                                    -------  -------   -------
    Total mortgage loans...........................  14,339   14,283    11,832
                                                    -------  -------   -------
    Total real estate loans........................  15,944   15,542    11,969
                                                    -------  -------   -------
Commercial & Industrial............................   4,599    4,111     4,303
Agricultural.......................................   9,001    9,635     9,429
Consumer...........................................   3,892    3,942     3,123
Other..............................................     485      479       533
                                                    -------  -------   -------
    Total loans....................................  33,921   33,709    29,357
  Less allowance for loan losses...................    (439)    (447)     (537)
                                                    -------  -------   -------
Net loans.......................................... $33,482  $33,262   $28,820
                                                    =======  =======   =======

 Real estate

  This category consists primarily of residential and farmland loans for properties located in Clay County, Kansas. These loans aggregated approximately $15,944,000, $15,542,000 and $11,969,000 at March 31, 1997 and December 31,
1996 and 1995, respectively. The increase in this category of loans in 1997 and 1996 is the result of Peoples' strategy to expand its real estate lending. Peoples has experienced relatively few charge-offs related to this category of loans in recent years.

 Commercial and Industrial

  Commercial and industrial loans are comprised primarily of loans to customers in the Clay County trade area and are dependent, to a large extent, on the agricultural sector. Past loan charge-offs experienced in prior years have been larger in this area of the portfolio, reflecting the risk inherent to these types of loans. Consistent with management's emphasis on relationship banking, most borrowing customers also maintain deposit accounts and utilize other banking services. Management believes the inherent risks of commercial and industrial loans to be relatively low, given their conservative underwriting standards and collateral margins.

 Consumer

  The consumer loan portfolio consists of both secured and unsecured loans to individuals for various personal reasons such as automobile financing, home improvements, educational and recreational purposes. Net charge-offs of consumer loans have been relatively low for the past several years. Management believes the inherent risks associated with these loans to be relatively low and that net charge-offs on these loans will continue to be below industry averages, due to conservative underwriting standards and sufficient collateral margins.

ALLOWANCE FOR LOAN LOSSES

  Management has established an allowance for loan losses which reduces the total loans outstanding by an estimate of potential loan losses, plus an excess margin for potential future uncertainties. Loans deemed uncollectible are charged against and reduce the allowance. Provisions for loan losses are expensed against current income. The provision replenishes the allowance for loan losses and maintains the allowance at acceptable levels based upon the judgment of management. The allowance for loan losses is based upon current economic conditions, risks in the loan portfolio, historical loan loss experience and other factors which, in management's opinion, deserve current recognition. The following table presents a rollforward of the allowance for loan losses at the dates indicated (in thousands):

                                            3/31/97  3/31/96  12/31/96 12/31/95
                                            -------  -------  -------- --------
Balance at beginning of period............   $ 447    $ 537    $ 537    $ 621
                                             -----    -----    -----    -----
  Loans charged-off:
    Real estate...........................     --       --       --       --
    Commercial & industrial...............     (13)     (87)    (121)    (189)
    Consumer & other......................     (10)      (5)     (51)     (43)
                                             -----    -----    -----    -----
      Total charge-offs...................     (23)     (92)    (172)    (232)
  Recoveries:
    Real estate...........................       1        1      104       57
    Commercial & industrial...............       1        1      108       16
    Consumer & other......................      13        7       15       25
                                             -----    -----    -----    -----
      Total recoveries....................      15        9      227       98
Net (charge-offs) recoveries..............      (8)     (83)      55     (134)
Provision for loan losses.................     --        55     (145)      50
                                             -----    -----    -----    -----
      Balance at end of period............   $ 439    $ 509    $ 447    $ 537
                                             =====    =====    =====    =====
Ratio of net recoveries (charge-offs) dur-
 ing the period to average loans outstand-
 ing during the period....................   (0.02%)  (0.28%)   0.18%   (0.47%)

  As of December 31, 1996 and 1995, the allowance for loan losses was allocated to Peoples' loan categories as follows:

                                      12/31/96                12/31/95
                               ----------------------- -----------------------
                                      PERCENT OF TOTAL        PERCENT OF TOTAL
                                       LOANS IN EACH           LOANS IN EACH
                               AMOUNT   CATEGORY TO    AMOUNT   CATEGORY TO
                               ------ ---------------- ------ ----------------
Real estate...................  $223         46%        $255         41%
Commercial & industrial and
 agricultural.................   136         41          115         47
Consumer & other..............    88         13          167         12
                                ----        ---         ----        ---
                                $447        100%        $537        100%
                                ====        ===         ====        ===

NON-PERFORMING LOANS

  The following table presents the amount of non-performing loans outstanding at the dates indicated, by category (in thousands):

                                                       3/31/97 12/31/96 12/31/95
                                                       ------- -------- --------
Non-accrual loans.....................................  $--      $--      $ 23
Loans 90 days past due and still accruing.............   --         5        2
Restructured loans....................................   --       --       --
                                                        ----     ----     ----
  Total non-performing loans..........................  $--      $  5     $ 25
                                                        ====     ====     ====

  Management reviews Peoples' loan portfolio continuously for problem loans. During the ordinary course of business, management becomes aware of borrowers that may not be able to meet contractual requirements of loan agreements. Such loans are placed under close supervision, with consideration given to placing the loan on a non-accrual status. Management then determines the need for additions to the allowance for loan loss or, if appropriate, partial or full charge-off. Depending upon the circumstances, certain of these loans are from time to time renegotiated. Those loans on which management does not expect to collect interest in the normal course of business, or which are 90 days or more past due as to principal or interest, are placed on nonaccrual status. After a loan is placed on nonaccrual status, any interest previously accrued but not yet collected is reversed against current income. Interest is included in income subsequent to the date the loan is placed on nonaccrual status on a cash basis so long as management is satisfied there is no impairment of the book value of the loan. The loan is returned to accrual status only when the borrower has brought all past due principal and interest payments current, and in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES AS OF MARCH 31, 1997

  The following table sets forth scheduled maturities of the loan portfolio as of March 31, 1997 (in thousands):

                         ONE YEAR OR LESS ONE TO FIVE YEARS OVER FIVE YEARS  TOTAL
                         ---------------- ----------------- --------------- -------
Real Estate
  Construction and land
   development..........     $ 1,601           $     4          $  --       $ 1,605
                             -------           -------          ------      -------
  Secured by farmland...         888             1,122           2,240        4,250
  Secured by 1-4
   family...............         644             1,861           3,835        6,340
  Secured by multi-
   family...............           6                17              13           36
  Secured by non-farm,
   non-residential......       1,118             1,599             996        3,713
                             -------           -------          ------      -------
      Total mortgage
       loans............       2,656             4,599           7,084       14,339
                             -------           -------          ------      -------
      Total real estate
       loans............       4,257             4,603           7,084       15,944
Commercial & Industri-
 al.....................       3,071             1,294             234        4,599
Agricultural............       6,863             2,100              38        9,001
Consumer................       1,887             1,998               7        3,892
Other...................          82               195             208          485
                             -------           -------          ------      -------
      Total loans.......     $16,160           $10,190          $7,571      $33,921
                             =======           =======          ======      =======

  As of March 31, 1997, Peoples' loans with maturities greater than one year included approximately $8,817,000 in fixed rate loans and approximately $8,944,000 in floating or adjustable rate loans.

 Interest Rate Risk

  Asset and liability management encompasses both interest rate risk and liquidity management. Peoples' net interest margin can be vulnerable to wide fluctuations arising from a change in the general level of interest rates which may affect the yield on interest earning assets differently than the cost of the interest bearing liabilities.

Peoples monitors its assets and liability mix in an effort to maintain a consistent earnings performance through control of interest rate risk.

  Below is a "static gap" schedule for Peoples as of March 31, 1997 (in thousands). This is just one of several tools which may be used to measure and manage interest rate sensitivity. Earning assets and interest bearing liabilities are presented below within selected time intervals based on their repricing and maturity characteristics. In this view, the sensitivity position is perfectly matched when an equal amount of assets and liabilities reprice during any given period. Excess assets or liabilities repricing in a given time period result in the "Interest Sensitivity Gap" shown at the bottom of the schedule. A positive gap indicates more assets than liabilities will reprice in that time period, while a negative gap indicates more liabilities than assets will reprice.

REPRICING AND INTEREST RATE SENSITIVITY AS OF MARCH 31, 1997

                                        0-3      4-12     1-5    OVER
                                       MONTHS   MONTHS   YEARS  5 YEARS  TOTAL
                                      --------  ------- ------- ------- -------
Interest earning assets:
  Loans.............................. $  5,854  $11,623 $ 9,414 $ 7,030 $33,921
  Taxable investment securities......    3,968    9,284   7,500   4,806  25,558
  Non-taxable investment securities..      541    1,204   3,773   1,644   7,162
  Interest bearing deposits..........       10      --      --      --       10
                                      --------  ------- ------- ------- -------
    Total interest earning assets....   10,373   22,111  20,687  13,480  66,651
                                      --------  ------- ------- ------- -------
Interest bearing liabilities:
  Interest bearing demand and sav-
   ings..............................   20,217      --      --      --   20,217
  Time & C.D.'s < $100,000...........    4,668   12,350  10,001     --   27,019
  Time & C.D.'s > $100,000...........    4,472    1,548   1,150     --    7,170
  Note payable.......................    2,790      --      --      --    2,790
  Securities sold under agreements to
   repurchase........................      192      683     737     --    1,612
  Federal funds purchased............    2,550      --      --      --    2,550
                                      --------  ------- ------- ------- -------
    Total interest bearing liabili-
     ties............................   34,889   14,581  11,888     --   61,358
                                      --------  ------- ------- ------- -------
Interest sensitivity GAP............. $(24,516) $ 7,530 $ 8,799 $13,480 $ 5,293
                                      ========  ======= ======= ======= =======

  The schedule indicates Peoples is liability sensitive in the 0-3 month period and is asset sensitive in all other periods. This means that during the 0-3 month period, interest bearing liabilities are repricing faster than earning assets, thereby improving net interest income when rates are declining and reducing net interest income when rates are rising. While the "static gap" is a widely used measure of interest sensitivity, it is not, in management's opinion, the only indicator of Peoples' sensitivity position.

  The following table summarizes at March 31, 1997, Peoples' certificates of deposit of $100,000 or more by time remaining until maturity:

                                                         CERTIFICATES OF DEPOSIT
                                                           $100,000 OR GREATER
                                                         -----------------------
                                                         (DOLLARS IN THOUSANDS)
      Maturity Period:
        Less than three months..........................         $4,472
        Over three months through six months............            679
        Over six months through twelve months...........            869
        Over twelve months..............................          1,150
                                                                 ------
                                                                 $7,170
                                                                 ======

  Peoples' has no other time deposits in excess of $100,000.

                                 LEGAL OPINION

  The legality of the Company Common Stock offered hereby will be passed upon by Blackwell Sanders Matheny Weary & Lombardi LLP.

                                    EXPERTS

INDEPENDENT PUBLIC ACCOUNTANTS FOR GOLD BANC CORPORATION, INC.

  The consolidated financial statements of the Company and subsidiaries as of and for the years ended December 31, 1996 and 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

INDEPENDENT PUBLIC ACCOUNTANTS FOR PEOPLES BANCSHARES, INC.

  The consolidated financial statements of Peoples as of and for the years ended December 31, 1996 and 1995 have been included herein in reliance upon the report of GRA, Thompson, White & Co., P.C., independent certified public accountants, and upon the authority of said firm as experts in auditing and accounting.

                             STOCKHOLDER PROPOSALS

  If the Merger is consummated, stockholders of Peoples will become stockholders of the Company at the Effective Time. The Company stockholders may submit to the Company proposals for formal consideration at the 1998 annual meeting of the Company's stockholders and inclusion in the Company's proxy statement for such meetings. All such proposals to be considered for inclusion in the Company's proxy statement for the 1998 annual meeting must be received in writing by the Corporate Secretary at Gold Banc Corporation, Inc. by November 25, 1997.

    INDEX TO FINANCIAL STATEMENTS OF PEOPLES BANCSHARES, INC. AND SUBSIDIARY

Independent Auditors' Report.............................................   F-2
Consolidated Balance Sheets at December 31, 1996 and 1995................   F-3
Consolidated Statements of Earnings for the Years Ended December 31, 1996
 and 1995................................................................   F-4
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1996 and 1995..............................................   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996 and 1995...........................................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
Consolidated Balance Sheet at March 31, 1997 (Unaudited).................  F-17
Consolidated Statements of Earnings for the Three Months Ended March 31,
 1997 and 1996 (Unaudited)...............................................  F-18
Consolidated Statements of Cash Flows for the Three Months Ended March
 31, 1997 and 1996 (Unaudited)...........................................  F-19
Notes to Unaudited Consolidated Financial Statements.....................  F-20

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Peoples Bancshares, Inc.
Clay Center, Kansas

  We have audited the accompanying consolidated balance sheets of Peoples Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancshares, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Gra, Thompson, White & Co., P.C.

Merriam, Kansas
May 23, 1997

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

                                                           1996        1995
                                                        ----------- -----------
                        ASSETS
Cash and due from banks................................ $ 1,514,949 $ 1,778,302
Interest bearing deposits..............................      11,372      12,670
                                                        ----------- -----------
    Total cash and cash equivalents....................   1,526,321   1,790,972
                                                        ----------- -----------
Held-to-maturity securities............................      76,824      73,705
Available-for-sale securities..........................  34,173,623  34,374,383
Restricted equity securities...........................     190,200     190,200
Other..................................................      52,050      52,050
                                                        ----------- -----------
    Total investment securities........................  34,492,697  34,690,338
                                                        ----------- -----------
Loans receivable, net..................................  33,261,959  28,820,408
Goodwill...............................................   1,168,818   1,263,587
Premises and equipment.................................     768,562     858,952
Accrued interest receivable............................     976,776     963,672
Other assets...........................................     224,824     692,652
                                                        ----------- -----------
                                                        $72,419,957 $69,080,581
                                                        =========== ===========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Deposits............................................. $60,916,650 $59,339,544
  Note payable.........................................   3,015,000   3,400,000
  Securities sold under agreement to repurchase........   1,916,458   2,103,853
  Federal funds purchased..............................   1,675,000         --
  Deferred tax liability...............................     171,016     135,567
  Accrued interest payable.............................     307,525     317,652
  Other liabilities....................................     194,740     193,888
                                                        ----------- -----------
    Total liabilities..................................  68,196,389  65,490,504
                                                        ----------- -----------
Commitments and contingencies
Stockholders' equity
  Common stock, $100 par value; 1,000,000 shares
   authorized, 25,350 shares issued and outstanding....   2,535,000   2,535,000
  Retained earnings....................................   1,595,870     869,065
  Net unrealized gain on available-for-sale
   securities..........................................      92,698     186,012
                                                        ----------- -----------
    Total stockholders' equity.........................   4,223,568   3,590,077
                                                        ----------- -----------
                                                        $72,419,957 $69,080,581
                                                        =========== ===========

  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                           1996        1995
                                                        ----------  ----------
Interest income
  Loans, including fees................................ $2,872,954  $2,767,497
  Investments                                            2,206,208   2,232,404
  Other................................................      3,493      10,258
                                                        ----------  ----------
                                                         5,082,655   5,010,159
                                                        ----------  ----------
Interest expense
  Deposits.............................................  2,408,406   2,453,424
  Other borrowings.....................................    396,667     396,124
                                                        ----------  ----------
                                                         2,805,073   2,849,548
                                                        ----------  ----------
    Net interest income................................  2,277,582   2,160,611
Provision for loan losses..............................   (145,000)     50,000
                                                        ----------  ----------
    Net interest income after provision for loan
     losses............................................  2,422,582   2,110,611
                                                        ----------  ----------
Other income
  Service fees.........................................    364,033     349,429
  Net securities gains (losses)........................     28,176      (7,721)
  Loss on sale of other assets.........................        --       (4,460)
  Other................................................     44,385      40,257
                                                        ----------  ----------
                                                           436,594     377,505
                                                        ----------  ----------
Other expenses
  Salaries and employee benefits.......................    966,463     900,862
  Occupancy............................................    299,862     307,208
  Stationery, supplies and postage.....................    107,900     104,390
  Amortization.........................................     94,769      91,762
  Public relations.....................................     86,138      40,342
  Legal and professional...............................     67,192      99,464
  Federal deposit insurance premium....................      2,000      67,631
  Other................................................    216,772     177,993
                                                        ----------  ----------
                                                         1,841,096   1,789,652
                                                        ----------  ----------
    Earnings before income taxes.......................  1,018,080     698,464
Income tax expense.....................................    291,275     184,541
                                                        ----------  ----------
Net earnings........................................... $  726,805  $  513,923
                                                        ==========  ==========
Earnings per share..................................... $    28.67  $    20.27
                                                        ==========  ==========
Weighted average common shares outstanding.............     25,350      25,350
                                                        ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                   NET UNREALIZED
                                                   GAIN (LOSS) ON
                               COMMON    RETAINED  AVAILABLE-FOR-
                               STOCK     EARNINGS  SALE SECURITIES   TOTAL
                             ---------- ---------- --------------- ----------
BALANCE AT DECEMBER 31,
 1994....................... $2,535,000 $  355,142    $(147,643)   $2,742,499
  Net earnings..............        --     513,923          --        513,923
  Net change................        --         --       333,655       333,655
                             ---------- ----------    ---------    ----------
BALANCE AT DECEMBER 31,
 1995.......................  2,535,000    869,065      186,012     3,590,077
  Net earnings..............        --     726,805          --        726,805
  Net change................        --         --       (93,314)      (93,314)
                             ---------- ----------    ---------    ----------
BALANCE AT DECEMBER 31,
 1996....................... $2,535,000 $1,595,870    $  92,698    $4,223,568
                             ========== ==========    =========    ==========



  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                        1996          1995
                                                    ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings..................................... $    726,805  $    513,923
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Provision for loan losses......................     (145,000)       50,000
    Net (gains) losses on sales of available-for-
     sale securities...............................      (28,176)        7,721
    Amortization of securities' premiums, net of
     discount accretion............................       85,158        11,552
    Depreciation and amortization expense..........      159,649       157,727
    Amortization of goodwill.......................       94,769        91,762
    Losses on sales of other assets................          --          4,460
    Change in:
      Accrued interest receivable..................      (13,104)       12,185
      Other assets.................................      459,943       (31,454)
      Accrued interest payable.....................      (10,127)       56,580
      Other liabilities............................          852       (30,322)
      Deferred tax liability.......................       75,232       (39,514)
      Income tax benefit...........................          --        150,050
                                                    ------------  ------------
        Net cash provided by operating activities..    1,406,001       954,670
                                                    ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Loans receivable originated, net of principal
   collections.....................................   (4,523,872)      359,928
  Proceeds from maturities of held-to-maturity
   securities......................................       73,000     3,746,292
  Proceeds from sales of available-for-sale
   securities......................................    7,011,539     1,573,592
  Proceeds from maturities of available for-sale
   securities...................................... $  9,189,675  $  7,840,007
  Purchases of held-to-maturity securities.........      (77,824)   (1,644,748)
  Purchases of available-for-sale securities.......  (16,188,827)  (10,649,144)
  Net additions to premises and equipment..........      (61,375)     (449,308)
  Recoveries of loans previously charged off.......      227,321        91,946
                                                    ------------  ------------
        Net cash (used) provided by investing
         activities................................   (4,350,363)      868,565
                                                    ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in non-interest bearing and interest
   bearing demand and savings accounts.............    1,116,534    (1,602,758)
  Net change in time deposits......................      460,572     1,476,639
  Decrease in note payable.........................     (385,000)     (346,000)
  (Decrease) increase in repurchase agreements.....     (187,395)       87,803
  Increase (decrease) in Federal funds purchased...    1,675,000    (1,000,000)
                                                    ------------  ------------
        Net cash provided (used) by financing
         activities................................    2,679,711    (1,384,316)
                                                    ------------  ------------
        (Decrease) increase in cash and cash
         equivalents...............................     (264,651)      438,919
Cash and cash equivalents, beginning of period.....    1,790,972     1,352,053
                                                    ------------  ------------
Cash and cash equivalents, end of period........... $  1,526,321  $  1,790,972
                                                    ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the period for interest......... $  2,815,200  $  2,792,968
                                                    ============  ============
  Cash paid during the period for income taxes..... $    209,309  $     91,250
                                                    ============  ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 ACTIVITIES
  Transfer of held-to-maturity securities to
   available-for-sale at amortized cost, net....... $        --   $ 16,839,238
                                                    ============  ============

  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Peoples Bancshares, Inc. and subsidiary are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of the principles used in preparing the consolidated financial statements are briefly described below.

 Principles of Consolidation and Presentation

  The consolidated financial statements include the accounts of Peoples Bancshares, Inc. (Peoples) and its wholly-owned subsidiary, The Peoples National Bank, Clay Center, Kansas (Bank). Included within the accounts of the Bank are the accounts of the Bank's wholly-owned subsidiary, Peoples Investment Subsidiary, Inc. All significant intercompany transactions have been eliminated.

  Peoples was formed in 1994 in connection with its acquisition of the Bank. New capital of $2,535,000 was raised through the issuance of 25,350 shares of $100 par value common stock and $3,925,000 was borrowed from a correspondent bank to finance Peoples' purchase of 100% of the issued and outstanding common stock of the Bank. In accounting for the purchase (at a price of approximately $6,339,000), goodwill of approximately $1,376,000 was recorded.

 Nature of Operations

  The Bank operates under a national bank charter and provides full banking services, excluding trust services. Peoples is subject to regulation by the Federal Reserve Bank of Kansas City (FRB). The Bank is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC). The area served by The Peoples National Bank is Clay County, Kansas.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Investment Securities

  Peoples accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires that investments be classified in three categories and accounted for as follows: held-to-maturity securities reported at amortized cost; trading securities reported at fair value with unrealized gains and losses included in earnings; and available-for-sale securities reported at fair value with unrealized gains and losses shown as a separate component of stockholders' equity.

  Restricted equity securities consist of stock in the Federal Reserve Bank and are reported at cost which approximates the estimated fair value.

  Other securities represent investment in nonmarketable equity securities and are reported at cost.

  Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to interest income. Interest and dividend income is recognized when earned. Realized gains and losses on sales of available-for-sale securities are determined and included in income using the specific identification method for determining the cost of securities sold.

 Loans Receivable

  Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  On January 1, 1995, SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosure, became effective. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan if those methods are more conservative than methods required by SFAS No. 114.

  Interest income on installment loans is recognized over the terms of the loans by the interest method. Interest income on all other loans is credited to operations based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

 Allowance for Loan Losses

  The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely. The allowance is an amount management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets.

 Goodwill

  The excess cost over fair value of the subsidiary Bank acquired in May 1994 is being amortized on a straight-line basis over a 15 year period.

 Income Taxes

  Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in SFAS No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

  Peoples and its subsidiary file a consolidated Federal income tax return. The parent company is reimbursed from its subsidiary for any current income tax benefits derived.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Cash and Cash Equivalents

  For purposes of the consolidated statements of cash flows, Peoples considers cash on hand and amounts due from banks to be cash and cash equivalents.

 Earnings Per Share

  Earnings per share have been computed based upon the average number of common shares outstanding during each year.

2. RESTRICTED CASH BALANCES

  The Bank is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand. As of December 31, 1996, this reserve requirement was approximately $411,000.

3. INVESTMENT SECURITIES

  The amortized cost and estimated fair value of investments were as follows:

                                               GROSS      GROSS     ESTIMATED
                                  AMORTIZED  UNREALIZED UNREALIZED    FAIR
                                    COST       GAINS      LOSSES      VALUE
                                 ----------- ---------- ---------- -----------
   Held-to-Maturity at December
    31, 1996
     U.S. Treasury and agency
      securities................ $    76,824  $    --    $    (43) $    76,781
                                 ===========  ========   ========  ===========
   Available-for-Sale at
    December 31, 1996
     U.S. Treasury and agency
      securities................ $14,478,760  $ 41,348   $(26,243) $14,493,865
     Obligations of states and
      political subdivisions....   7,025,565    77,429    (29,654)   7,073,340
     Mortgage-backed
      securities................  12,086,197   114,516    (36,829)  12,163,884
     Equity securities..........     435,403     7,131        --       442,534
                                 -----------  --------   --------  -----------
                                 $34,025,925  $240,424   $(92,726) $34,173,623
                                 ===========  ========   ========  ===========
   Held-to-Maturity at December
    31, 1995
     U.S. Treasury and agency
      securities................ $    73,705  $     76   $    --   $    73,781
                                 ===========  ========   ========  ===========
   Available-for-Sale at
    December 31, 1995
     U.S. Treasury and agency
      securities................ $18,525,777  $139,380   $ (4,665) $18,660,492
     Obligations of states and
      political subdivisions....   5,582,040    75,599    (13,901)   5,643,738
     Mortgage-backed
      securities................   9,550,369    77,586    (22,987)   9,604,968
     Equity securities..........     435,403    29,782        --       465,185
                                 -----------  --------   --------  -----------
                                 $34,093,589  $322,347   $(41,553) $34,374,383
                                 ===========  ========   ========  ===========

  During December 1995, investment securities with a carrying amount of approximately $16,839,000 and fair value of approximately $16,984,000 were transferred from held-to-maturity to available-for-sale with the unrealized gain of approximately $145,000 being included with the unrealized gains on securities that continue to be classified as available-for-sale. These transfers were made as part of a one-time reassessment of the appropriateness of the classifications of all securities as allowed by generally accepted accounting principles.

  Gross realized gains and gross realized losses on sales of available-for-sale securities were approximately $40,000 and $12,000, respectively for 1996 and approximately $5,000 and $13,000, respectively for 1995.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

3. INVESTMENT SECURITIES (CONTINUED)

  The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     HELD-TO-MATURITY     AVAILABLE-FOR-SALE
                                    ------------------- -----------------------
                                              ESTIMATED              ESTIMATED
                                    AMORTIZED   FAIR     AMORTIZED     FAIR
                                      COST      VALUE      COST        VALUE
                                    --------- --------- ----------- -----------
   Due in one year or less........   $   --    $   --   $ 4,400,407 $ 4,412,421
   Due after one year through five
    years.........................    76,824    76,781    8,653,069   8,684,560
   Due after five years through
    ten years.....................       --        --     6,937,072   6,958,164
   Due after ten years............       --        --     1,513,777   1,512,060
                                     -------   -------  ----------- -----------
                                      76,824    76,781   21,504,325  21,567,205
   Mortgage-backed securities.....       --        --    12,086,197  12,163,884
   Equity securities..............       --        --       435,403     442,534
                                     -------   -------  ----------- -----------
                                     $76,824   $76,781  $34,025,925 $34,173,623
                                     =======   =======  =========== ===========

  At December 31, 1996 and 1995, investment securities with fair values of approximately $12,731,000 and $11,856,000, respectively, were pledged to secure public deposits and for other purposes.

4. LOANS RECEIVABLE

  Loans receivable are summarized as follows:

                                                          1996         1995
                                                       -----------  -----------
   Real estate........................................ $15,541,773  $11,969,363
   Commercial.........................................   4,111,082    4,302,980
   Agricultural.......................................   9,634,913    9,428,859
   Consumer...........................................   3,942,261    3,122,884
   Other..............................................     478,807      533,185
                                                       -----------  -----------
                                                        33,708,836   29,357,271
   Allowance for loan losses..........................    (446,877)    (536,863)
                                                       -----------  -----------
                                                       $33,261,959  $28,820,408
                                                       ===========  ===========

  Changes in the allowance for loan losses are as follows:

                                                             1996       1995
                                                           ---------  ---------
   Balance, beginning of year............................. $ 536,863  $ 620,591
   Provision for loan losses..............................  (145,000)    50,000
   Recoveries, net of charge-offs.........................    55,014   (133,728)
                                                           ---------  ---------
   Balance, end of year................................... $ 446,877  $ 536,863
                                                           =========  =========

  Impaired loans are considered insignificant at December 31, 1996 and 1995. Nonaccrual loans approximated $23,000 at December 31, 1995. Interest income recognized on impaired loans during 1996 and 1995 was not significant.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

5. PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows:

                                                            1996        1995
                                                         ----------  ----------
   Land, buildings and improvements..................... $  514,804  $  505,830
   Furniture, fixtures and equipment....................    604,564     556,344
                                                         ----------  ----------
                                                          1,119,368   1,062,174
   Accumulated depreciation and amortization............   (350,806)   (203,222)
                                                         ----------  ----------
                                                         $  768,562  $  858,952
                                                         ==========  ==========

  During 1995, the Bank's building was remodeled at total costs approximating $300,000. A construction company owned by a member of the Bank's Board of Directors served as the general contractor. The contract was on a cost-plus 15% basis resulting in a total of approximately $260,000. These costs are included in land, buildings and improvements. The additional $40,000 of costs were incurred for the purchase of furniture, fixtures and equipment.

6. DEPOSITS

  Deposits are summarized as follows:

                                                            1996        1995
                                                         ----------- -----------
   Demand
     Noninterest-bearing................................ $ 4,816,201 $ 5,493,318
                                                         ----------- -----------
   Interest-bearing
     NOW................................................  11,243,755  10,141,454
     Money market.......................................   5,719,376   5,056,703
                                                         ----------- -----------
                                                          16,963,131  15,198,157
                                                         ----------- -----------
                                                          21,779,332  20,691,475
   Savings..............................................   2,799,486   2,770,809
   Time.................................................  36,337,832  35,877,260
                                                         ----------- -----------
                                                         $60,916,650 $59,339,544
                                                         =========== ===========

  Time deposits include certificates of deposit of $100,000 and over totaling approximately $8,580,000 and $8,126,000 at December 31, 1996 and 1995,
respectively.

  At December 31, 1996, the approximate scheduled maturities of certificates of deposit are as follows:

            1997............................. $24,160,225
            1998.............................   6,730,245
            1999.............................   3,052,402
            2000.............................   1,241,390
            2001 and thereafter..............   1,153,570
                                              -----------
                                              $36,337,832
                                              ===========

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

7. NOTE PAYABLE

  The note payable has a maturity date of April 1, 1997, bears a fixed interest rate of 6.60% and is secured by all 10,000 shares of the Bank's outstanding common stock. Subsequent to December 31, 1996, this note payable was refinanced with Exchange National Bank, a subsidiary of Gold Banc Corporation, Inc. with whom Peoples entered into an "Agreement and Plan of Reorganization" (see Note 15). This note is due April 20, 1998, bears a fixed interest rate of 8.0% and is secured by the Bank's 10,000 shares of outstanding common stock.

8. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  The weighted average interest rate on repurchase agreements was 5.96% and 5.81% at December 31, 1996 and 1995, respectively. The maturities ranged from one month to five years at December 31, 1996 and 1995. At December 31, 1996 and 1995, the agreements were secured by investment securities with carrying and estimated fair values of approximately $2,508,000 and $2,789,000, respectively. Average balances outstanding during 1996 and 1995 were approximately $2,045,000 and $2,377,000, respectively. The maximum outstanding month-end balances during 1996 and 1995 were approximately $2,286,000 and $2,613,000, respectively.

9. INCOME TAXES

  Income tax expense (benefit) is summarized as follows:

                                                                 1996     1995
                                                               -------- --------
   Current income tax expense................................. $215,726 $163,380
   Deferred income tax expense (benefit)......................   75,549   21,161
                                                               -------- --------
                                                               $291,275 $184,541
                                                               ======== ========

  The provision for Federal income tax expense differs from that computed by applying the Federal statutory rate of 34% as indicated in the following analysis:

                                                  1996             1995
                                              --------------  ---------------
                                               AMOUNT    %     AMOUNT     %
                                              --------  ----  --------  -----
   Expected Federal income tax expense....... $346,147  34.0  $237,478   34.0
   Municipal and disallowed interest.........  (89,420) (8.8)  (77,860) (11.2)
   State taxes, net of Federal income tax
    benefit..................................   13,160   1.3    32,483    4.7
   Other, net................................   21,388   2.1    (7,560)  (1.1)
                                              --------  ----  --------  -----
                                              $291,275  28.6  $184,541   26.4
                                              ========  ====  ========  =====

  The tax effects of each type of significant item that gave rise to deferred taxes at December 31, 1996 and 1995 were:

                                                             1996     1995
                                                           -------- --------
   Net unrealized (gain) loss on available-for-sale
    securities............................................ $ 55,000 $ 95,100
   Allowance for loan losses..............................   62,374    6,984
   Unaccreted discount....................................   12,573   43,732
   Goodwill...............................................   14,168   15,316
   Other..................................................   26,901  (25,565)
                                                           -------- --------
   Net deferred tax liability (asset)..................... $171,016 $135,567
                                                           ======== ========

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

10. PROFIT SHARING AND SAVINGS PLANS

  The Bank has a profit sharing plan covering all full-time employees who satisfy the age and length of service requirements. The Bank's contributions to the plan are discretionary and are determined annually by the Board of Directors. The Bank's contributions were $32,000 and $31,000 for the years ended December 31, 1996 and 1995, respectively.

 In addition, the Bank has established a pre-tax savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, eligible employees are able to contribute up to the lesser of 15% of their compensation or $7,000. The Bank matches 50% of all employees' contributions up to 5% of their annual salary. The Bank's contributions were approximately $15,000 and $14,000 for the years ended December 31, 1996 and 1995.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  Financial instruments which represent off-balance sheet credit risk consist of open commitments to extend credit. Open commitments to extend credit amounted to approximately $2,907,000 at December 31, 1996. Such agreements require the Bank to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained (if deemed necessary by the Bank upon extension of credit) is based on management's credit evaluation of the customer. Collateral held varies, but may include real property, accounts receivable, inventory and property, plant and equipment.

12. CONCENTRATION OF CREDIT RISK

  The Bank grants commercial, residential and rental real estate loans to customers in the Clay County, Kansas area. Although the Bank has a diversified loan portfolio, a substantial portion of the Bank's debtors' ability to honor their contracts is dependent upon the agricultural and real estate economic sectors. Collateral normally consists of real property.

  At December 31, 1996, the Bank's cash and due from banks included commercial bank deposit accounts aggregating approximately $426,000 in excess of the FDIC insured limit of $100,000 per institution.

13. RELATED PARTY MATTERS

  The Bank makes loans and loan commitments to employees, officers, directors and stockholders in the normal course of business under substantially the same terms as it does to others. An analysis of the activity with respect to such loans and loan commitments is as follows:

                                                          1996         1995
                                                       -----------  -----------
   Balance, beginning of year......................... $ 1,110,998  $ 1,018,862
   New loans and loan commitments.....................   2,683,971    1,252,142
   Repayments and expirations.........................  (1,798,546)  (1,160,006)
                                                       -----------  -----------
   Balance, end of year............................... $ 1,996,423  $ 1,110,998
                                                       ===========  ===========

  Deposit balances of officers, directors and principal shareholders aggregated approximately $1,580,000 and $1,492,000 at December 31, 1996 and 1995, respectively.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

14. REGULATORY MATTERS

  The Bank, as a national bank, is subject to the dividend restrictions as set forth by the OCC. Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years.

  The Bank is also subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

  As of March 31, 1996, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                                                                             TO BE WELL
                                                                            CAPITALIZED
                                                                            UNDER PROMPT
                                                       FOR CAPITAL       CORRECTIVE ACTION
                                    ACTUAL          ADEQUACY PURPOSES        PROVISIONS
                             --------------------  -------------------- --------------------
                                 AMOUNT     RATIO      AMOUNT     RATIO     AMOUNT     RATIO
                             -------------- -----  -------------- ----- -------------- -----
                             (IN THOUSANDS)        (IN THOUSANDS)       (IN THOUSANDS)
   As of December 31, 1996:
     Total Capital (to Risk
      Weighted Assets):....      $6,336     15.9%      $3,183      8.0%     $3,979     10.0%
     Tier I Capital (to
      Risk Weighted
      Assets):.............      $5,889     14.8%      $1,592      4.0%     $2,387      6.0%
     Tier I Capital (to
      Average Assets):.....      $5,889      8.5%      $2,781      4.0%     $3,476      5.0%

15. PENDING TRANSACTION

  Effective April 14, 1997, Peoples adopted a resolution to enter into an "Agreement and Plan of Reorganization" with Gold Banc Corporation, Inc. (Gold
Banc). The reorganization agreement calls for Peoples to exchange all of its $100 par value common stock for shares of Gold Banc's $1 par value common stock. Gold Banc will issue shares of their stock valued at $9,250,000 on the closing date. The reorganization agreement includes various conditions which, among other things, impose certain limitations on Peoples and the Bank related to dividends or distributions to stockholders, lending activities and investment decisions. The reorganization is contingent upon approval of various regulatory agencies. If approved, the reorganization is expected to be consummated in the third quarter of 1997.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

16. SUBSEQUENT EVENT

  In April 1997, the Bank received approximately $308,000 as a recovery on a loan charged-off in 1991, thus increasing the allowance for loan losses.

17. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

  Following is condensed financial information of Peoples as of and for the years ended December 31, 1996 and 1995 (in thousands):

                           CONDENSED BALANCE SHEETS
                          DECEMBER 31, 1996 AND 1995

                                                                   1996   1995
                                                                  ------ ------
                               ASSETS
   Cash and interest bearing deposits............................ $    9 $    7
   Held-to-maturity security.....................................     77     74
   Investment in subsidiary......................................  7,151  6,896
   Other.........................................................     41     57
                                                                  ------ ------
                                                                  $7,278 $7,034
                                                                  ====== ======
                LIABILITIES AND STOCKHOLDERS' EQUITY
   Note Payable.................................................. $3,015 $3,400
   Other.........................................................     40     44
   Stockholders' equity..........................................  4,223  3,590
                                                                  ------ ------
                                                                  $7,278 $7,034
                                                                  ====== ======

                       CONDENSED STATEMENTS OF EARNINGS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                    1996  1995
                                                                    ----  ----
   Dividends from subsidiary....................................... $548  $539
   Interest income.................................................    5     4
   Interest expense................................................ (217) (239)
   Other expense...................................................  (28)  (29)
                                                                    ----  ----
   Income before equity in undistributed earnings of subsidiary....  308   275
   Equity in undistributed earnings of subsidiary..................  348   149
                                                                    ----  ----
     Earnings before income tax....................................  656   424
   Income tax benefit..............................................   71    90
                                                                    ----  ----
       Net earnings................................................ $727  $514
                                                                    ====  ====

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

17. PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                      CONDENSED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                   1996   1995
                                                                   -----  -----
   Cash flows from operating activities:
     Dividends received from subsidiary........................... $ 548  $ 539
     Interest paid................................................  (221)  (244)
     Other........................................................    65     99
                                                                   -----  -----
       Net cash provided by operating activities..................   392    394
                                                                   -----  -----
   Cash flows from investing activities:
     Net change in held-to-maturity securities....................    (5)   (75)
                                                                   -----  -----
       Net cash used in investing activities......................    (5)   (75)
                                                                   -----  -----
   Cash flows from financing activities:
     Principal payments on note payable...........................  (385)  (346)
                                                                   -----  -----
       Net cash used in financing activities......................  (385)  (346)
                                                                   -----  -----
       Net increase (decrease) in cash............................     2    (27)
   Cash at beginning of year......................................     7     34
                                                                   -----  -----
   Cash at end of year............................................ $   9  $   7
                                                                   =====  =====

  The primary source of funds available to Peoples is the payment of dividends by the Bank. As discussed in Note 14, the Bank's ability to declare and pay dividends is subject to certain restrictions set forth by the OCC.

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1997
                                  (UNAUDITED)

                              ASSETS
Cash and due from banks........................................... $ 1,926,981
Interest bearing deposits.........................................       9,722
                                                                   -----------
    Total cash and cash equivalents...............................   1,936,703
                                                                   -----------
Held-to-maturity securities.......................................      76,471
Available-for-sale securities.....................................  32,452,731
Restricted equity securities......................................     190,200
Other.............................................................      52,050
                                                                   -----------
    Total investment securities...................................  32,771,452
                                                                   -----------
Loans receivable, net.............................................  33,481,602
Goodwill..........................................................   1,145,126
Premises and equipment............................................     731,989
Accrued interest receivable.......................................     900,969
Other assets......................................................     206,327
                                                                   -----------
                                                                   $71,174,168
                                                                   ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities.......................................................
  Deposits........................................................ $59,338,152
  Note payable....................................................   2,790,000
  Securities sold under agreement to repurchase...................   1,611,587
  Federal funds purchased.........................................   2,550,000
  Deferred tax liability..........................................     106,707
  Accrued interest payable........................................     287,491
  Other liabilities...............................................     211,011
                                                                   -----------
    Total liabilities.............................................  66,894,948
                                                                   -----------
Commitments and contingencies.....................................
Stockholders' equity..............................................
  Common stock, $100 par value; 1,000,000 shares authorized,
   25,350 shares issued and outstanding...........................   2,535,000
  Retained earnings...............................................   1,778,325
  Net unrealized loss on available-for-sale securities............     (34,105)
                                                                   -----------
    Total stockholders' equity....................................   4,279,220
                                                                   -----------
                                                                   $71,174,168
                                                                   ===========

  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS

                   THREE MONTHS ENDED MARCH 31, 1997 AND 1996
                                  (UNAUDITED)

                                                              1997       1996
                                                           ---------- ----------
Interest income
  Loans, including fees................................... $  762,215 $  695,546
  Investments.............................................    537,944    552,531
  Other...................................................        155      2,738
                                                           ---------- ----------
                                                            1,300,314  1,250,815
                                                           ---------- ----------
Interest expense
  Deposits................................................    583,486    609,882
  Other borrowings........................................     87,012     91,471
                                                           ---------- ----------
                                                              670,498    701,353
                                                           ---------- ----------
    Net interest income...................................    629,816    549,462
Provision for loan losses.................................        --      55,000
                                                           ---------- ----------
    Net interest income after provision for loan losses...    629,816    494,462
                                                           ---------- ----------
Other income
  Service fees............................................     92,125     77,302
  Net securities gains....................................        983        428
  Other...................................................      2,136      6,791
                                                           ---------- ----------
                                                               95,244     84,521
                                                           ---------- ----------
Other expenses
  Salaries and employee benefits..........................    262,158    233,830
  Occupancy...............................................     76,295     72,486
  Stationery, supplies and postage........................     24,038     28,317
  Amortization............................................     23,692     23,692
  Public relations........................................     16,861      9,717
  Legal and professional..................................     16,532     20,819
  Federal deposit insurance premium.......................      1,691        500
  Other...................................................     64,180     58,544
                                                           ---------- ----------
                                                              485,447    447,905
                                                           ---------- ----------
    Earnings before income taxes..........................    239,613    131,078
Income tax expense........................................     57,158     55,468
                                                           ---------- ----------
Net earnings.............................................. $  182,455 $   75,610
                                                           ========== ==========
Earnings per share........................................ $     7.20 $     2.98
                                                           ========== ==========
Average common shares outstanding.........................     25,350     25,350
                                                           ========== ==========

  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 1997 AND 1996
                                  (UNAUDITED)

                                                         1997         1996
                                                      -----------  -----------
Cash flows from operating activities
  Net earnings....................................... $   182,455  $    75,610
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Provision for loan losses........................         --        55,000
    Net gains on sales of available-for-sale
     securities......................................        (983)        (428)
    Amortization of securities' premiums, net of
     discount accretion..............................      18,347       14,558
    Depreciation and amortization expense............      38,661       37,164
    Amortization of goodwill.........................      23,692       23,692
    Change in:
      Accrued interest receivable....................      75,807       (7,791)
      Other assets...................................      16,409      506,568
      Accrued interest payable.......................     (20,034)      (6,176)
      Other liabilities..............................      16,271        7,910
      Deferred tax liability.........................     (10,309)      21,834
                                                      -----------  -----------
        Net cash provided (used) by operating
         activities..................................     340,316      727,941
                                                      -----------  -----------
Cash flows from investing activities
  Loans receivable originated, net of principal
   collections.......................................    (235,273)    (544,834)
  Proceeds from sales of available-for-sale
   securities........................................   3,564,337    1,543,139
  Proceeds from maturities of available-for-sale
   securities........................................   1,588,985    1,981,247
  Purchases of available-for-sale securities.........  (3,630,244)  (4,595,805)
  Net additions to premises and equipment............         --        (3,101)
  Recoveries of loans previously charged off.........      15,630        9,283
                                                      -----------  -----------
        Net cash provided (used) by investing
         activities..................................   1,303,435   (1,610,071)
                                                      -----------  -----------
Cash flows from financing activities
  Net change in non-interest bearing and interest
   bearing demand and savings accounts...............     460,860      384,526
  Net change in time deposits........................  (2,039,358)  (1,351,184)
  Decrease in note payable...........................    (225,000)     (50,000)
  (Decrease) increase in repurchase agreements.......    (304,871)      66,271
  Increase in Federal funds purchased................     875,000    1,125,000
                                                      -----------  -----------
        Net cash (used) provided by financing
         activities..................................  (1,233,369)     174,613
                                                      -----------  -----------
        Increase (decrease) in cash and cash
         equivalents.................................     410,382     (707,517)
Cash and cash equivalents, beginning of period.......   1,526,321    1,790,972
                                                      -----------  -----------
Cash and cash equivalents, end of period............. $ 1,936,703  $ 1,083,455
                                                      ===========  ===========
Supplemental disclosure of cash flow information
  Cash paid during the period for interest........... $   690,532  $   707,529
                                                      ===========  ===========
  Cash paid during the period for income taxes....... $    80,451  $    45,964
                                                      ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements

                    PEOPLES BANCSHARES, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                MARCH 31, 1997
                                  (UNAUDITED)

1. PRINCIPLES OF CONSOLIDATION AND PRESENTATION

  The accompanying consolidated financial statements include the accounts of Peoples Bancshares, Inc. (Peoples) and its wholly-owned subsidiary, The Peoples National Bank, Clay Center, Kansas (Bank). Included within the accounts of the Bank are the accounts of the Bank's wholly-owned subsidiary, Peoples Investment Subsidiary, Inc. All significant intercompany accounts and transactions have been eliminated.

  The unaudited consolidated balance sheet as of March 31, 1997 and the related unaudited consolidated statements of earnings and cash flows for the three months ended March 31, 1997 and 1996 have been prepared in a manner consistent with Peoples' annual consolidated financial statements. Management believes that all adjustments (all of which are normal and recurring in nature) have been reported to the best of its knowledge and that the unaudited financial information fairly presents the consolidated financial condition and results of operations and cash flows of Peoples and its subsidiary in accordance with generally accepted accounting principles.

2. ALLOWANCE FOR LOAN LOSSES

  The following is a summary of the allowance for loan losses for the three months ended March 31, 1997 and 1996 (in thousands):

                                                                     1997  1996
                                                                     ----  ----
   Balance, January 1............................................... $447  $537
   Provision for loan losses........................................  --     55
   Charge-offs, net of recoveries...................................   (8)  (83)
                                                                     ----  ----
   Balance, March 31................................................ $439  $509
                                                                     ====  ====

  In April 1997, the Bank received approximately $308,000 as a recovery on a loan charged-off in 1991, thus increasing the allowance for loan losses.

3. EARNINGS PER COMMON SHARE

  Earnings per common share data is based on the weighted average number of common shares outstanding during the interim periods.

                  INDEX TO FINANCIAL STATEMENTS OF THE COMPANY

Consolidated Balance Sheet at March 31, 1997 (Unaudited).................  F-22
Consolidated Statements of Earnings for the Three Months ended March 31,
 1997 and 1996 (Unaudited)...............................................  F-23
Consolidated Statements of Cash Flows for the Three Months ended March
 31, 1997 and 1996 (Unaudited)...........................................  F-24
Consolidated Statements of Stockholders' Equity for the Three Months
 ended March 31, 1997 and 1996 (Unaudited)...............................
Notes to Consolidated Financial Statements...............................  F-25
Independent Auditors' Report.............................................  F-26
Consolidated Balance Sheets at December 31, 1996 and 1995................  F-27
Consolidated Statements of Earnings for the Years Ended December 31, 1996
 and 1995................................................................  F-28
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996 and 1995...........................................................  F-29
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1996 and 1995..............................................  F-30
Notes to Consolidated Financial Statements...............................  F-31

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                     MARCH 31,
                                                                       1997
                                                                    -----------
                                                                    (UNAUDITED)
                              ASSETS
Cash and due from banks............................................  $  9,774
Federal funds sold and interest-bearing deposits...................     6,802
                                                                     --------
    Total cash and cash equivalents................................    16,576
                                                                     --------
Investment Securities:
  Held-to-maturity securities......................................        25
  Available-for-sale securities....................................    64,486
  Other............................................................     2,090
                                                                     --------
    Total investment securities....................................    66,601
                                                                     --------
Loans, net.........................................................   210,217
Premises and equipment, net........................................    12,137
Deferred taxes.....................................................       688
Accrued interest and other assets..................................     4,195
                                                                     --------
    Total Assets...................................................  $310,414
                                                                     ========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits.........................................................  $257,707
  Securities sold under agreements to repurchase...................    17,969
  Federal funds purchased, debt and other borrowings...............     2,319
  Accrued interest and other liabilities...........................     1,809
                                                                     --------
    Total liabilities..............................................   279,804
                                                                     --------
Stockholders' equity:
  Preferred stock, 7,500,000 shares authorized, no shares issued...       --
  Common stock, $1.00 par value, 7,500,000 shares authorized,
   4,300,000 shares issued and outstanding.........................     4,300
  Additional paid-in capital.......................................    16,768
  Retained earnings................................................    10,306
  Unrealized loss on available-for-sale securities, net............      (488)
  Unearned compensation............................................      (276)
                                                                     --------
    Total stockholders' equity.....................................    30,610
                                                                     --------
                                                                     $310,414
                                                                     ========

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                           FOR THE THREE MONTHS ENDED
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                  MARCH 31, 1997 MARCH 31, 1996
                                                  -------------- --------------
Interest Income:
  Loans, including fees..........................   $   4,757      $   3,843
  Investments securities.........................       1,001          1,194
  Other..........................................          63              1
                                                    ---------      ---------
                                                        5,821          5,038
Interest expense:
  Deposits.......................................       2,827          2,653
  Borrowings and Other...........................         225            334
                                                    ---------      ---------
                                                        3,052          2,987
                                                    ---------      ---------
    Net interest income..........................       2,769          2,051
Provision for loan losses........................         105             30
                                                    ---------      ---------
    Net interest income after provision for loan
     losses......................................       2,664          2,021
                                                    ---------      ---------
Other income:
  Service fees...................................         161            150
  Net gains on sale of mortgage loans............         117            353
  Net securities losses..........................         (13)           --
  Net loss on sale of other assets...............          (1)           --
  Other..........................................          82            119
                                                    ---------      ---------
Other expense:
  Salaries and employee benefits.................       1,129          1,255
  Net occupancy expense..........................         417            341
  Federal deposit insurance premiums.............          26             49
  Other..........................................         512            448
                                                    ---------      ---------
                                                        2,084          2,093
                                                    ---------      ---------
    Earnings before income taxes.................         926            550
Income taxes.....................................         323            197
                                                    ---------      ---------
    Net earnings.................................   $     603      $     353
                                                    =========      =========
Earnings per share (Note 2)......................   $     .14      $     .18
                                                    =========      =========
Weighted average common shares outstanding.......   4,300,000      2,003,616
                                                    =========      =========

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           FOR THE THREE MONTHS ENDED
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                            MARCH 31,  MARCH 31,
                                                              1997       1996
                                                            ---------  ---------
Cash flows from operating activities:
  Net earnings............................................. $    603   $    353
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Provision for loan losses..............................      105         30
    Net losses on sales of available-for-sale securities...       13        --
    Depreciation and amortization, net of accretion........      233        (90)
    Loss on sale of assets, net............................        1        154
    Net decrease in mortgage loans held for sale...........    1,046      1,031
    Other changes:
      Accrued interested receivable and other assets.......     (516)    (1,712)
      Accrued interest payable and other liabilities.......      149        443
                                                            --------   --------
        Net cash provided by operating activities..........    1,634        209
                                                            --------   --------
Cash flows from investing activities:
  Net increase in loans....................................  (11,271)    (1,140)
  Principal collections and proceeds from sales and
   maturities of available-for-sale securities.............    5,750      6,409
  Purchases of available-for-sale securities...............   (5,926)   (18,230)
  Net additions to premises and equipment..................     (374)      (537)
  Proceeds from sale of other assets.......................       80         59
                                                            --------   --------
        Net cash used in investing activities..............  (11,741)   (13,439)
                                                            --------   --------
Cash flows from investing activities:
  Increase in deposits.....................................    2,051        462
  Net increase (decrease) in short-term borrowings.........    3,420     (2,892)
  Principal payments on debt...............................      (59)      (439)
  Purchase of treasury stock...............................      --        (196)
  Proceeds from sale of common stock.......................      --          65
                                                            --------   --------
        Net cash provided (used) by financing activities...    5,412     (3,000)
        Decrease in cash and cash equivalents..............   (4,695)   (16,230)
Cash and cash equivalents, beginning of year...............   21,271     23,223
                                                            --------   --------
Cash and cash equivalents, end of quarter.................. $ 16,576   $  6,993
                                                            ========   ========

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION.

  The accompanying consolidated financial statements have been prepared in accordance with the instructions for Form 10-QSB. The consolidated financial statements should be read in conjunction with the audited financial statements included in the Company's 1996 Annual Report on Form 10-KSB.

  The consolidated financial statements include the accounts of the Company's subsidiaries, Exchange National Bank, Citizens State Bank, and Provident Bank, f.s.b. (the "Banks"). All significant intercompany balances and transactions have been eliminated.

  The consolidated financial statements as of March 31, 1997, and for the three months ended March 31, 1997 and 1996 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of its financial position and results of operations for those periods. The Consolidated Statements of Earnings for the three months ended March 31, 1997 are not necessarily indicative of the results that will be achieved for the entire year.

2. EARNINGS PER COMMON SHARE.

  Earnings per common share are based upon the weighted average number of common shares outstanding during the periods.

3. SUBSEQUENT EVENTS.

  On April 7, 1997, the Company granted options to certain officers of the Company to purchase a total of 70,500 shares of the Company's common stock at the fair market value of the Company's stock on that date.

  On April 30, 1997 the Company declared a quarterly dividend in the amount of $.03 per share.

  On April 28, 1997 Exchange Bank was named a defendant in the case captioned, Anderson, et al. v. Olathe Bank, et al., Case No. 97 C 5574 in the District Court of Johnson County, Kansas. The plaintiffs allege that they invested in entities owned and controlled by individuals subject to claims by the Attorney General of the State of Kansas alleging consumer protection violations. The plaintiffs allege the defendants were contacted by the plaintiff's and allegedly provided false information, engaged in a joint effort to mislead, and were negligent with respect to references sought by the plaintiffs. Plaintiffs further allege that they relied to their detriment on those representations in deciding to invest. The claim is brought on behalf of a class of over 2,400 persons who claim to have invested $15,000 or more each. There is no allegation that specifies the amount of damages plaintiffs contend that they sustained. Exchange Bank has denied any liability and is vigorously contesting the allegations made against it. The Company is not yet in a position to determine whether the expenses and losses, if any, in connection with this action will be material.

4. NEW ACCOUNTING PRONOUNCEMENT.

  In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending December 31, 1997. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gold Banc Corporation, Inc.:

  We have audited the accompanying consolidated balance sheets of Gold Banc Corporation, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Banc Corporation, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Kansas City, Missouri
February 7, 1997

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                               1996     1995
                                                             --------  -------
                           ASSETS
Cash and due from banks..................................... $ 12,380    8,281
Federal funds sold and interest-bearing deposits............    8,891   14,942
                                                             --------  -------
    Total cash and cash equivalents.........................   21,271   23,223
                                                             --------  -------
Investment securities (note 2):
  Held-to-maturity..........................................       25       25
  Available-for-sale........................................   64,551   65,295
  Other.....................................................    2,076    2,055
                                                             --------  -------
    Total investment securities.............................   66,652   67,375
                                                             --------  -------
Mortgage loans held for sale, net...........................    2,182    6,665
Loans, net (note 3).........................................  197,914  154,805
Premises and equipment, net (note 4)........................   11,977    7,328
Deferred taxes (note 9).....................................      678      872
Accrued interest and other assets...........................    3,935    3,689
                                                             --------  -------
                                                             $304,609  263,957
                                                             ========  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Deposits (note 5)......................................... $255,656  226,381
  Securities sold under agreements to repurchase (note 6)...   10,050   15,638
  Federal funds purchased, long-term debt and other
   borrowings (note 7)......................................    6,878    8,992
  Accrued interest and other liabilities....................    1,884    1,624
                                                             --------  -------
    Total liabilities.......................................  274,468  252,635
                                                             --------  -------
Stockholders' equity (notes 9 and 12):
  Preferred stock, 7,500,000 shares authorized, no shares
   issued...................................................      --       --
  Preferred stock, Class B $1,000 par value, 1,000 shares
   authorized, 65 shares issued at December 31, 1995........      --        65
  Common stock, $1 par value, 7,500,000 shares authorized;
   4,300,000 and 2,000,000 shares issued and outstanding at
   December 31, 1996 and 1995, respectively.................    4,300    2,000
  Additional paid-in capital................................   16,768    1,015
  Retained earnings.........................................    9,704    8,353
  Unrealized loss on available-for-sale securities, net.....     (355)    (111)
  Unearned compensation (note 9)............................     (276)     --
                                                             --------  -------
    Total stockholders' equity..............................   30,141   11,322
Commitments and contingent liabilities (note 9).............      --       --
                                                             --------  -------
                                                             $304,609  263,957
                                                             ========  =======

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS

                           DECEMBER 31, 1996 AND 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                1996       1995
                             ----------  ---------
Interest income:
  Loans, including fees..... $   16,923     14,486
  Investment securities.....      3,939      3,760
  Other.....................        454        185
                             ----------  ---------
                                 21,316     18,431
                             ----------  ---------
Interest expense:
  Deposits..................     10,932      8,804
  Borrowings and other......      1,328      1,241
                             ----------  ---------
                                 12,260     10,045
                             ----------  ---------
    Net interest income.....      9,056      8,386
Provision for loan losses
 (note 3)...................        120      1,284
                             ----------  ---------
    Net interest income
     after provision for
     loan losses............      8,936      7,102
                             ----------  ---------
Other income:
  Service fees..............        659        650
  Net gains on sale of
   mortgage loans...........      1,128      1,058
  Net securities losses.....        (38)       (84)
  Gain on sale of other
   assets...................        297         18
  Other.....................        360        296
                             ----------  ---------
                                  2,406      1,938
                             ----------  ---------
Other expense:
  Salaries and employee
   benefits.................      5,097      4,438
  Net occupancy expense.....      1,375      1,137
  Federal deposit insurance
   premiums (note 5)........        549        332
  Other.....................      2,195      2,094
                             ----------  ---------
                                  9,216      8,001
                             ----------  ---------
    Earnings before income
     taxes..................      2,126      1,039
Income taxes (note 8).......        775        335
                             ----------  ---------
    Net earnings............      1,351        704
                             ==========  =========
Earnings per share.......... $     0.60       0.34
                             ==========  =========
Weighted average common
 shares outstanding.........  2,246,552  2,063,415
                             ==========  =========

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                               1996     1995
                                                              -------  -------
Cash flows from operating activities:
  Net earnings............................................... $ 1,351      704
  Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
    Provision for loan losses................................     120    1,284
    Net losses on sales of available-for-sale securities.....      38       84
    Amortization of investment securities' premiums, net of
     accretion...............................................      69       92
    Depreciation and amortization............................     549      512
    Gain on sale of assets, net..............................    (335)     (22)
    Net (increase) decrease in mortgage loans held for sale..   4,483   (4,879)
    Other changes:
      Accrued interest receivable and other assets...........    (514)    (502)
      Accrued interest payable and other liabilities.........     260      255
                                                              -------  -------
        Net cash provided by (used in) operating activities..   6,021   (2,472)
                                                              -------  -------
Cash flows from investing activities:
    Net increase in loans.................................... (43,214) (21,728)
    Principal collections and proceeds from maturities of
     held-to-maturity securities.............................     --       609
    Principal collections and proceeds from sales and
     maturities of available-for-sale securities.............  27,183   29,535
    Purchases of available-for-sale securities............... (26,938) (28,152)
    Purchases of other securities............................     (21)     --
    Net additions to premises and equipment..................  (5,190)  (2,866)
    Proceeds from sale of other assets.......................     922      269
                                                              -------  -------
        Net cash used in investing activities................ (47,258) (22,333)
                                                              -------  -------
Cash flows from financing activities:
    Increase in deposits.....................................  29,275   39,951
    Net increase (decrease) in short-term borrowings.........    (588)   1,312
    Proceeds from long-term debt.............................     --       500
    Principal payments on long-term debt.....................  (7,390)    (595)
    Purchase of treasury stock...............................    (134)  (1,095)
    Proceeds from issuance of common stock, net of costs.....  18,122      350
Proceeds from sale of treasury stock.........................     --       263
                                                              -------  -------
        Net cash provided by financing activities............  39,285   40,686
                                                              -------  -------
        Increase (decrease) in cash and cash equivalents.....  (1,952)  15,881
Cash and cash equivalents, beginning of year.................  23,223    7,342
                                                              -------  -------
Cash and cash equivalents, end of year....................... $21,271   23,223
                                                              =======  =======
Supplemental disclosure of cash flow information:
    Cash paid during the year for interest................... $12,112    9,740
                                                              =======  =======
    Cash paid during the year for income taxes............... $   776    1,165
                                                              =======  =======
Supplemental schedule of noncash investing activities:
    Loans transferred to other real estate owned............. $   741       94
                                                              =======  =======
    Transfer of held-to-maturity investment securities to
     available-for-sale...................................... $   --    26,129
                                                              =======  =======
Supplemental schedule of noncash financing activities:
  Common stock subscribed.................................... $   --        50
                                                              =======  =======

          See accompanying notes to consolidated financial statements.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                  UNREALIZED
                                                                 GAIN (LOSS)
                                            ADDITIONAL          ON SECURITIES
                          PREFERRED COMMON   PAID-IN   RETAINED AVAILABLE-FOR-   UNEARNED   TREASURY
                            STOCK   STOCK    CAPITAL   EARNINGS   SALE, NET    COMPENSATION  STOCK   TOTAL
                          --------- ------  ---------- -------- -------------- ------------ -------- ------
Balance at December 31,
 1994...................    $100    2,042      1,405    7,649       (1,197)         --          (35)  9,964
Purchase of 117,756
 shares of common
 stock..................     --       --         --       --           --           --       (1,095) (1,095)
Issuance of 53,346
 shares of common
 stock..................     --        53        347      --           --           --          --      400
Sale of 23,339 shares of
 common stock...........     --       --         (25)     --           --           --          288     263
Retirement of 35 shares
 of Class B preferred
 stock..................     (35)     --         --       --           --           --           35     --
Retirement of 94,416
 shares of common
 stock..................     --       (95)      (712)     --           --           --          807     --
Change in unrealized
 gain of securities
 available for sale.....     --       --         --       --         1,086          --          --    1,086
Net earnings............     --       --         --       704          --           --          --      704
                            ----    -----     ------    -----       ------         ----      ------  ------
Balance at December 31,
 1995...................      65    2,000      1,015    8,353         (111)         --          --   11,322
Conversion of 65 shares
 of preferred stock into
 14,048 shares of common
 stock..................     (65)      14         51      --           --           --          --      --
Redemption and
 retirement of 105.5
 shares of common
 stock..................     --       (14)      (120)     --           --           --          --     (134)
Issuance of 2,300,000
 shares of common stock,
 net of issuance costs
 of $1,942,000..........     --     2,300     15,822      --           --           --          --   18,122
Purchase of shares of
 common stock for the
 employee stock
 ownership plan.........     --       --         --       --           --          (276)        --     (276)
Change in unrealized
 loss of securities
 available-for-sale.....     --       --         --       --          (244)         --          --     (244)
Net earnings............     --       --         --     1,351          --           --          --    1,351
                            ----    -----     ------    -----       ------         ----      ------  ------
Balance at December 31,
 1996...................    $ --    4,300     16,768    9,704         (355)        (276)        --   30,141
                            ====    =====     ======    =====       ======         ====      ======  ======

          See accompanying notes to consolidated financial statements.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Gold Banc Corporation, Inc. and its subsidiaries, Exchange National Bank, Marysville, Kansas, Citizens State Bank and Trust Company, Seneca, Kansas and Provident Bank, f.s.b., St. Joseph, Missouri, collectively referred to as the Company. All significant intercompany transactions have been eliminated.

 Nature of Operations

  The Company is a multibank holding company that owns and operates banks located in northeastern Kansas and northwestern Missouri. The banks are community banks that provide a full range of commercial and consumer banking services primarily to small and medium-sized communities and the surrounding market areas, and most recently, to suburban Kansas City.

 Initial Public Offering

  Effective November 19, 1996, the Company completed an initial public offering selling 2,000,000 shares of its common stock at $8.75 per share. Subsequently, the Company's underwriter exercised its over-allotment option and on December 19, 1996, the Company sold an additional 300,000 shares at $8.75 per share. Total expenses, including underwriter's discounts, aggregated $1,942,000. The Company is considered by the Securities and Exchange Commission (SEC) as a small business enterprise and, accordingly, files SEC-related items as such. The Company's shares are registered on the NASDAQ under the symbol GLDB.

 Estimates

  The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Investment Securities

  The Company classifies investment securities as either available-for-sale or held-to-maturity. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity. All other securities are classified as available-for-sale.

  Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

  A decline in the market value of any security below cost that is deemed other than temporary is charged to income, resulting in the establishment of a new cost basis for the security.

  Premiums and discounts are amortized or accredited over the life of the related security as an adjustment to interest income. Dividend and interest income is recognized when earned. Realized gains and losses upon disposition of available-for-sale securities are included in income using the specific identification method for determining the cost of the securities sold.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Mortgage Loans Held for Sale

  Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Fees received on such loans are deferred and recognized in income as part of the gain or loss on sale. Net unrealized losses are recognized through a valuation allowance by charges to income.

  The Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standard (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," on January 1, 1996. This statement requires that the value of retained mortgage servicing rights related to loans originated and sold after January 1, 1996 be capitalized as an asset, thereby increasing the gain on sale of the loan by the amount of the asset. The adoption of this standard did not have a material impact on the Company.

 Loans

  Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

  Interest income on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Significant loan and commitment fee income and related costs are deferred and amortized in relationship to the respective loan or commitment.

 Allowance for Loan Losses

  Provisions for losses on loans receivable are based upon management's estimate of the amount required to maintain an adequate allowance for losses, relative to the risk in the loan portfolio. This estimate is based on reviews of the loan portfolio, including assessment of the estimated net realizable value of the related underlying collateral, and upon consideration of past loss experience, current economic conditions and such other factors which, in the opinion of management, deserve current recognition. Amounts are charged off as soon as probability of loss is established, taking into consideration such factors as the borrower's financial condition, underlying collateral and guarantees. Loans are also subject to periodic examination by regulatory agencies. Such agencies may require charge-offs or additions to the allowance based upon their judgments about information available at the time of their examination.

 Premises and Equipment

  Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets.

 Goodwill

  The excess cost over fair value of assets acquired of consolidated subsidiaries is being amortized on a straight-line basis over periods of ten to twenty-five years.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Income Taxes

  The Company and its subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for subsequent changes in tax rates is recognized in the period that includes the tax rate change.

 Cash and Cash Equivalents

  For purposes of the consolidated statements of cash flows, cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits.

 Earnings Per Share

  Earnings per share is based upon the weighted average shares outstanding during the periods presented.

(2) INVESTMENT SECURITIES

  The amortized cost, gross unrealized gains and losses and estimated fair value of investment securities by major security type at December 31, 1996 and 1995 are as follows (in thousands):

                                                 GROSS      GROSS    ESTIMATED
                                     AMORTIZED UNREALIZED UNREALIZED   FAIR
                 1996                  COST      GAINS      LOSSES     VALUE
                 ----                --------- ---------- ---------- ---------
   Held-to-maturity:
     Obligations of states and
      political subdivisions........  $    25     --          --          25
                                      =======     ===        ====     ======
   Available-for-sale:
     U.S. treasury and agency
      securities....................  $36,107      17        (194)    35,930
     Obligations of states and
      political subdivisions........    3,759      44          (4)     3,799
     Mortgage-backed securities.....   25,253     --         (431)    24,822
                                      -------     ---        ----     ------
       Total........................  $65,119      61        (629)    64,551
                                      =======     ===        ====     ======
                 1995
                 ----
   Held-to-maturity:
     Obligations of states and
      political subdivisions........  $    25     --          --          25
                                      =======     ===        ====     ======
   Available-for-sale:
     U.S. treasury and agency
      securities....................  $34,918     129        (182)    34,865
     Obligations of states and
      political subdivisions........    3,936      75          (3)     4,008
     Mortgage-backed securities.....   26,619       2        (199)    26,422
                                      -------     ---        ----     ------
       Total........................  $65,473     206        (384)    65,295
                                      =======     ===        ====     ======

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(2) INVESTMENT SECURITIES (CONTINUED)

  The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                       HELD-TO-MATURITY    AVAILABLE-FOR-SALE
                                     -------------------- --------------------
                                     AMORTIZED ESTIMATED  AMORTIZED ESTIMATED
                                       COST    FAIR VALUE   COST    FAIR VALUE
                                     --------- ---------- --------- ----------
   Due in one year or less..........   $--        --       15,160     15,178
   Due after one year through five
    years...........................     25        25      24,606     24,453
   Due after five years through ten
    years...........................    --        --          100         98
   Mortgage-backed securities.......    --        --       25,253     24,822
                                       ----       ---      ------     ------
     Total..........................   $ 25        25      65,119     64,551
                                       ====       ===      ======     ======

  Other securities at December 31, 1996 and 1995 consist primarily of stock in the Federal Reserve Bank and Federal Home Loan Bank. Amortized cost of such investments approximates their fair value. At December 31, 1996, investment securities with fair values of approximately $45,064,000 were pledged to secure public deposits and for other purposes.

(3) LOANS

  Loans are summarized as follows (in thousands):

                                                                1996     1995
                                                              --------  -------
   Real estate--mortgage..................................... $100,707   71,690
   Real estate--construction.................................   27,413   24,398
   Commercial................................................   48,413   38,715
   Agricultural..............................................   11,668   11,029
   Consumer..................................................    9,085    8,387
   Other.....................................................    3,162    3,301
                                                              --------  -------
                                                               200,448  157,520
   Allowance for loan losses.................................   (2,534)  (2,715)
                                                              --------  -------
                                                              $197,914  154,805
                                                              ========  =======

  At December 31, 1996, the Company serviced loans of approximately $29,000,000 for investors. Service fee income of approximately $82,000 and $90,000, respectively, related to these portfolios is included in service fee income in the consolidated statements of earnings for the years ended December 31, 1996 and 1995. During 1996, loans were sold without servicing retained and, accordingly, the impact of SFAS No. 122 was insignificant.

  Loans made to directors and officers of the Company approximated $5,990,000 and $3,960,000 at December 31, 1996 and 1995. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization.

  Impaired loans are considered insignificant at December 31, 1996 and 1995. Nonaccrual loans approximated $319,000 and $1,739,000 at December 31, 1996 and 1995. The interest income not recognized on these loans was approximately $23,000 and $27,000 in 1996 and 1995.

                  GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(3) LOANS (CONTINUED)

  Activity in the allowance for loan losses during the years ended December 31, 1996 and 1995 are as follows (in thousands):

                                                                  1996    1995
                                                                 ------  ------
   Balance at beginning of year................................. $2,715  $2,047
   Provision for loan losses....................................    120   1,284
   Loan charge-offs.............................................   (328)   (671)
   Loan recoveries..............................................     27      55
                                                                 ------  ------
   Balance at end of year....................................... $2,534  $2,715
                                                                 ======  ======

(4) PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows (in thousands):

                                                                    1996   1995
                                                                   ------- -----
     Land......................................................... $ 2,280 1,418
     Buildings and leasehold improvements.........................   4,955 4,470
     Construction in progress.....................................   3,522   509
     Furniture, fixtures and equipment............................   3,536 2,756
     Automobiles..................................................     146   198
                                                                   ------- -----
                                                                    14,439 9,351
     Accumulated depreciation and amortization....................   2,462 2,023
                                                                   ------- -----
                                                                   $11,977 7,328
                                                                   ======= =====

  Depreciation expense aggregating $525,000 and $433,000 for the years ended December 31, 1996 and 1995, respectively, has been included in net occupancy expense in the accompanying consolidated statements of earnings.

(5) DEPOSITS

  Deposits are summarized as follows (in thousands):

                                                                  1996    1995
                                                                -------- -------
   Demand:
     Noninterest bearing....................................... $ 22,277  18,934
                                                                -------- -------
     Interest-bearing:
       NOW.....................................................    7,579   6,598
       Advantage...............................................   11,477  10,119
       Super NOW...............................................   14,916   9,963
       Money market............................................   31,951  17,287
                                                                -------- -------
                                                                  65,923  43,967
                                                                -------- -------
         Total demand..........................................   88,200  62,901
   Savings.....................................................   10,330  11,166
   Time........................................................  157,126 152,314
                                                                -------- -------
                                                                $255,656 226,381
                                                                ======== =======

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(5) DEPOSITS (CONTINUED)

  Time deposits include certificates of deposit of $100,000 and over, totaling approximately $33,149,000 and $25,074,000 at December 31, 1996 and 1995,
respectively.

  Principal maturities of time deposits at December 31, 1996 are as follows (in thousands):

              YEAR                                AMOUNT
              ----                               --------
              1997.............................. $110,224
              1998..............................   31,779
              1999..............................    7,628
              2000..............................    4,366
              2001..............................    2,992
              Thereafter........................      137
                                                 --------
                                                 $157,126
                                                 ========

  During 1996, the Federal Deposit Insurance Corporation imposed a one-time special assessment on Savings Association Insurance Fund (SAIF) assessable deposits. The assessment on the Company's SAIF deposits was $389,000 and is included in federal deposit insurance premiums in the accompanying consolidated statements of earnings.

(6) SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  Information concerning securities sold under agreements to repurchase is as follows (in thousands):

                                                                 1996     1995
                                                                -------  ------
   Average monthly balance during the year....................  $ 5,780   5,937
   Average interest rate during the year......................     5.29%   5.39
   Maximum month-end balance during the year..................  $19,522  15,638

  At December 31, 1996, such agreements were secured by investment and mortgage-backed securities. Pledged securities are maintained by a safekeeping agent under the control of the Company.

(7) FEDERAL FUNDS PURCHASED, DEBT AND OTHER BORROWINGS

  Federal funds purchased fluctuate daily based on the liquidity needs of the Company. As of December 31, 1996, federal funds purchased of $5,000,000 had an interest rate of 7.0% and a one-day maturity.

  Following is a summary of borrowings at December 31, 1996 and 1995 (in thousands):

                                                                 1996     1995
                                                                -------  ------
   Note payable to bank, interest at 6.0%.....................  $   --    7,000
   Note payable of Gold Banc Corporation, Inc. Employee Stock
    Ownership Plan, interest at Boatmen's corporate base rate,
    (8.25% at December 31, 1996) secured by 31,888 shares of
    the Company stock (see note 9)............................      276     --
   Federal Home Loan Bank (FHLB) borrowings by a subsidiary
    bank bearing weighted average fixed interest rates of
    5.48% and 6.02% at December 31, 1996 and 1995,
    respectively, secured by qualifying one-to-four family
    mortgage loans............................................    1,602   1,992
                                                                -------  ------
                                                                $ 1,878   8,992
                                                                =======  ======

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(7) FEDERAL FUNDS PURCHASED, DEBT AND OTHER BORROWINGS (CONTINUED)

  At December 31, 1996, the Company had a $10,000,000 committed line of credit with a correspondent bank with no advances outstanding.

  Principal maturities on borrowings are as follows (in thousands):

            YEAR                                   AMOUNT
            ----                                   ------
            1997.................................. $  362
            1998..................................    362
            1999..................................    292
            2000..................................    252
            2001..................................    128
            Thereafter............................    482
                                                   ------
                                                   $1,878
                                                   ======

  None of the Company's borrowings have any related compensating balance requirements which restrict the usage of the Company assets. However, regulations of the Federal Reserve System require reserves to be maintained by all banking institutions according to the types and amounts of certain deposit liabilities. These requirements restrict usage of a portion of the amounts shown as consolidated "cash and due from banks" from everyday usage in operation of the banks. The minimum reserve requirements for the subsidiary banks at December 31, 1996 approximated $984,000.

(8) INCOME TAXES

  Income tax expense (benefit) related to operations for 1996 and 1995 is summarized as follows (in thousands):

                                                          CURRENT DEFERRED TOTAL
                                                          ------- -------- -----
   1996:
     Federal.............................................  $271      359    630
     State...............................................   142        3    145
                                                           ----     ----    ---
                                                           $413      362    775
                                                           ====     ====    ===
   1995:
     Federal.............................................  $581     (450)   131
     State...............................................   214      (10)   204
                                                           ----     ----    ---
                                                           $795     (460)   335
                                                           ====     ====    ===

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(8) INCOME TAXES (CONTINUED)

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below (in thousands):

                                                                    1996  1995
                                                                   ------ -----
   Deferred tax assets:
     Allowance for loan losses.................................... $  396   758
     Unrealized losses on available-for-sale securities, net......    235    67
     State taxes..................................................    488   320
     Other........................................................    150   141
                                                                   ------ -----
       Total deferred tax assets..................................  1,269 1,286
                                                                   ------ -----
   Deferred tax liabilities:
     FHLB stock dividends.........................................    125   125
     Premises and equipment.......................................    427   206
     Other........................................................     39    83
                                                                   ------ -----
       Total deferred tax liabilities.............................    591   414
                                                                   ------ -----
       Net deferred tax asset..................................... $  678   872
                                                                   ====== =====

  A valuation allowance for deferred tax assets was not necessary at December 31, 1996 and 1995.

  A reconciliation of expected income tax expense based on the statutory rate of 34% to actual tax expense for 1996 and 1995 is summarized as follows (dollars in thousands):

                                                       1996           1995
                                                  -------------- --------------
                                                  AMOUNT PERCENT AMOUNT PERCENT
                                                  ------ ------- ------ -------
   Expected federal income tax expense...........  $723   34.0%   $353   34.0%
   Municipal interest............................   (58)  (2.7)    (76)  (7.3)
   State taxes, net of federal tax benefit.......   142    6.6     135   13.0
   Other, net....................................   (32)  (1.4)    (77)  (7.4)
                                                   ----   ----    ----   ----
                                                   $775   36.5%   $335   32.3%
                                                   ====   ====    ====   ====

(9) EMPLOYEE BENEFIT PLANS

  On January 1, 1986, the Company established the Gold Banc Corporation, Inc. Employee Stock Ownership Plan (ESOP) to acquire shares of the Company common stock for the benefit of all eligible employees. The amount of annual contributions from the Company, if any, is determined by the Board of Directors. Contributions were approximately $78,000 and $75,000 for the years ended December 31, 1996 and 1995, respectively. The ESOP, which is noncontributory, covers substantially all employees of the corporation.

  During 1996, the ESOP borrowed $275,800 from an unaffiliated bank to purchase 31,888 shares of common stock from a stockholder of the Company (see note 7). The ESOP will repay the loan with contributions received from the Company. Accordingly, the Company has recorded the obligation with an off-setting amount of unearned compensation included in stockholders' equity in the accompanying 1996 consolidated balance sheet.

  In 1995, the Company established a 401(k) savings plan for the benefit of all eligible employees. The Company does not match employee contributions. The 401(k) plan covers substantially all employees of the corporation.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(9) EMPLOYEE BENEFIT PLANS (CONTINUED)

  The Company's Board of Directors and stockholders have approved the adoption of the 1996 Equity Compensation Plan (the Plan). Under the terms of the Plan, the Company can grant stock options, stock appreciation rights, restricted stock, performance units or performance shares. Options granted under the Plan will carry an exercise price equal to or greater than the fair market value at the date of grant, and generally expire ten years after grant. The Company has reserved 250,000 shares of common stock for issuance under the Plan. No options have been granted to date.

(10) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  Financial instruments, which represent off-balance sheet credit risk, consist of open commitments to extend credit, irrevocable letters of credit and loans sold with recourse. Open commitments to extend credit and irrevocable letters of credit amounted to approximately $36,900,000 at December 31, 1996. Such agreements require the Company to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained (if deemed necessary by the Company upon extension of credit) is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

  The Company processes residential home mortgage loans for sale in the secondary market. In conjunction with the sale of such loans, the Company has entered into agreements with the purchasers of the loans, setting forth certain provisions. Among those provisions is the right of the purchaser to return the loans to the Company in the event the borrower defaults within a stated period. This period ranges among the various purchasers from between one to twelve months. Loans sold with recourse amounted to approximately $6,021,000 and $26,511,000 at December 31, 1996 and 1995, respectively. The
Company's exposure to credit loss in the event of default by the borrower and the return of the loan by the purchaser is represented by the difference in the amount of the loan and the recovery value of the underlying collateral.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(11) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosures of the estimated fair value of financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company and its subsidiaries using available market information and valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company and its subsidiaries could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material impact on the estimated fair value amounts.

  The estimated fair value of the Company's financial instruments is as follows (in thousands):

                                               1996                1995
                                        ------------------- -------------------
                                        CARRYING ESTIMATED  CARRYING ESTIMATED
                                         AMOUNT  FAIR VALUE  AMOUNT  FAIR VALUE
                                        -------- ---------- -------- ----------
   Investment securities..............  $ 66,652   66,652    67,376    67,376
                                        ========  =======   =======   =======
   Mortgage loans held for sale.......  $  2,182    2,182     6,665     6,765
                                        ========  =======   =======   =======
   Loans..............................  $197,914  197,802   154,805   155,573
                                        ========  =======   =======   =======
   Deposits...........................  $255,656  255,463   226,380   226,290
                                        ========  =======   =======   =======
   Securities sold under agreements to
    repurchase........................  $ 10,050   10,050    15,638    15,638
                                        ========  =======   =======   =======
   Federal funds purchased and other
    short-term borrowings.............  $  5,000    5,000       --        --
                                        ========  =======   =======   =======
   Long-term debt.....................  $  1,878    1,877     8,992     8,786
                                        ========  =======   =======   =======

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Investment Securities--Various methods and assumptions were used to estimate fair value of the investment securities. For investment securities, excluding other securities, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted prices for similar securities. The carrying value of other securities approximates fair values.

  Loans Held for Sale--The fair value of loans held for sale equals the contractual sales price agreed upon with third-party investors.

  Loans--For certain homogenous categories of loans, such as some Small Business Administration guaranteed loans, student loans, residential mortgages, consumer loans and commercial loans, fair value is estimated using quoted market prices for similar loans or securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  Deposits--The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(11) DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

  Debt--The fair value of debt is estimated using discounted cash flow analyses based on the Company's and subsidiaries' current incremental borrowing rates for similar types of borrowing arrangements.

  Federal Funds Purchased and Securities Sold Under Agreements to Repurchase-- For federal funds purchased and securities sold under agreements to repurchase, the current carrying amount is a reasonable estimate of fair value.

  Commitments to Extend Credit and Irrevocable Letters of Credit--The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The estimated fair value of letters of credit is based on the fees currently charged for similar agreements. These instruments were determined to have no positive or negative market value adjustments and are not listed in the following table.

  Loans Sold with Recourse--The fair value of loans sold with recourse is limited to the contractual amount of the loans required to be repurchased. Loans currently under the recourse provision have been sold to investors within the last twelve months. Because the recourse provisions have not yet expired, it is impractical to determine the fair value; however, it is not believed they would have a material market value adjustment.

  The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of the consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

(12) CAPITAL ADEQUACY

  Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiaries to maintain minimum amounts and ratios (set forth in the table below on a consolidated basis, dollars in thousands) of total and Tier I capital (as defined in the regulations) to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1996, that the Company meets all capital adequacy requirements to which it is subject.

                                                                TO BE WELL
                                               FOR CAPITAL   CAPITALIZED UNDER
                                                ADEQUACY     PROMPT CORRECTIVE
                                  ACTUAL        PURPOSES     ACTION PROVISIONS
                               -------------  -------------  ------------------
                               AMOUNT  RATIO  AMOUNT  RATIO   AMOUNT    RATIO
                               ------- -----  ------- -----  --------- --------
   At December 31, 1996:
     Total risk-based capital
      (to risk-weighted
      assets): ..............  $30,496 14.92% $16,350 8.00%  $  20,438   10.00%
     Tier I capital (to risk-
      weighted assets): .....   29,987 14.68    8,175 4.00      12,263    6.00
     Tier I capital (to
      average assets): ......   29,987 10.97   10,930 4.00      13,663    5.00
   At December 31, 1995:
     Total risk-based capital
      (to risk-weighted
      assets): ..............   11,433  7.16   12,765 8.00      15,956   10.00
     Tier I capital (to risk-
      weighted assets): .....   10,894  6.83    6,382 4.00       9,574    6.00
     Tier I capital (to
      average assets): ......   10,894  4.62    9,400 4.00      11,800    5.00

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(13) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

  Following is condensed financial information of the Company as of and for the years ended December 31, 1996 and 1995 (in thousands):

                           CONDENSED BALANCE SHEETS
                          DECEMBER 31, 1996 AND 1995

                                                                  1996    1995
                                                                 ------- ------
                              ASSETS
   Cash........................................................  $    53    103
   Federal funds sold, securities purchased under agreements to
    resell and interest-bearing deposits.......................    8,641    --
   Loans, net..................................................      --     852
   Investment in subsidiaries..................................   21,189 16,853
   Other.......................................................      565    632
                                                                 ------- ------
     Total assets..............................................  $30,448 18,440
                                                                 ======= ======
               LIABILITIES AND STOCKHOLDERS' EQUITY
   Borrowed funds..............................................  $   276  7,000
   Other.......................................................       31    118
   Stockholders' equity........................................   30,141 11,322
                                                                 ------- ------
     Total liabilities and stockholders' equity................  $30,448 18,440
                                                                 ======= ======

                       CONDENSED STATEMENTS OF EARNINGS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                 1996   1995
                                                                ------  -----
   Dividends from subsidiaries................................. $  500  1,770
   Interest income.............................................     56     24
   Other expense, net..........................................  1,197  1,295
                                                                ------  -----
     Income before equity in undistributed earnings of
      subsidiaries.............................................   (641)   499
   Increase (decrease) in undistributed equity of
    subsidiaries...............................................  1,585   (237)
                                                                ------  -----
     Earnings before income taxes..............................    944    262
   Income tax benefit..........................................    407    442
                                                                ------  -----
     Net earnings.............................................. $1,351    704
                                                                ======  =====

                 GOLD BANC CORPORATION, INC. AND SUBSIDIARIES

(13) PARENT COMPANY CONDENSED FINANCIAL STATEMENTS (CONTINUED)

                      CONDENSED STATEMENTS OF CASH FLOWS
                    YEARS ENDED DECEMBER 31, 1996 AND 1995

                                  1996    1995
                                 -------  ----
   Cash flows from operating
    activities:
     Net earnings..............  $ 1,351   704
     (Increase) decrease in
      undistributed equity of
      subsidiary...............   (1,585)  237
     Other.....................      331     2
                                 -------  ----
       Net cash provided by
        operating activities...      (97)  943
                                 -------  ----
   Cash flows from investing
    activities:
     Net change in loans.......      501  (501)
     Net additions to premises
      and equipment............        5    12
     Capital contributions to
      subsidiaries.............   (3,000)  --
                                 -------  ----
       Net cash used in
        investing activities...   (2,494) (489)
                                 -------  ----
   Cash flows from financing
    activities:
     Principal payments on
      debt.....................   (7,000) (145)
     Purchase of treasury
      stock....................     (134) (832)
     Issuance of common stock..   18,122   350
                                 -------  ----
       Net cash provided by
        (used in) financing
        activities.............   10,988  (627)
                                 -------  ----
     Net increase (decrease) in
      cash.....................    8,591  (173)
   Cash at beginning of year...      103   276
                                 -------  ----
   Cash at end of year.........  $ 8,694   103
                                 =======  ====

  The primary source of funds available to the Company is the payment of dividends by the subsidiaries. Subject to maintaining certain minimum regulatory capital requirements, regulations limit the amount of dividends that may be paid without prior approval of the subsidiaries' regulatory agencies. At December 31, 1996, the subsidiaries could pay dividends of $3,320,000 without prior regulatory approval.

                                    ANNEX A

                     AGREEMENT AND PLAN OF REORGANIZATION

  This Agreement and Plan of Reorganization (the "Agreement") dated as of the 14th day of April, 1997, is made by and among GOLD BANC CORPORATION, INC., a Kansas corporation ("Gold"), GOLD BANC ACQUISITION CORPORATION, INC., a Kansas corporation ("Sub") and PEOPLES BANCSHARES, INC., a Kansas corporation ("Company").

                                  WITNESSETH:

  WHEREAS, the Boards of Directors of Gold, Sub and Company have approved and deem it advisable and in the best interests of their respective companies and shareholders that Gold and Company become affiliated through the merger of Company with and into Sub in the manner hereinafter set forth (the "Merger" or the "Company Merger"); and

  WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

  NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereby agree as follows:

                                   ARTICLE I

                              The Company Merger

  1.1 The Company Merger. Upon the terms and subject to the conditions of this Agreement at the Effective Time (as hereinafter defined), Company shall be merged with and into Sub and the separate existence and corporate organization of Company shall thereupon cease and Sub and Company shall thereupon be a single corporation. Sub shall be the surviving corporation in the Merger and the separate corporate existence of Sub shall continue unaffected and unimpaired by the Merger.

  1.2 Effective Time of the Company Merger. On the Closing Date (as hereinafter defined), the proper officers of Company and Sub shall execute and acknowledge appropriate certificates of merger that shall be filed with the Kansas Secretary of State on the first business day following the Closing Date, all in accordance with the Kansas General Corporation Code (the "KGCC"). The Merger shall become effective on the first day of the first calendar month following the Closing Date (the "Effective Time"). The closing shall be on a day (the "Closing Date") within forty-five (45) days following the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Merger specified in Articles VII and VIII of this Agreement at 10:00 a.m. at Gold Banc Corporation, 11301 Nall Avenue, Leawood, Kansas, which day shall be specified by notice from Gold to Company (such notice to be at least five (5) days in advance of such Closing Date).

  1.3 The Articles of Incorporation. The Articles of Incorporation and By-Laws of Sub as in effect immediately prior to the Effective Time shall be and remain the Articles of Incorporation and By-Laws of the surviving corporation from and after the Effective Time until amended as provided by law and the officers and directors of Sub shall continue as the officers and directors of the surviving corporation from and after the Effective Time.

  1.4 Effect of Company Merger. Subject to Kansas law, at the Effective Time
(a) Sub shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises, and authority, of a public as well as of a private nature, of Company and all obligations belonging to or due each of Company and Sub shall be vested in Sub without further act or deed;

(b) title to any real estate or any interest therein vested in Company shall not revert or in any way be impaired by reason of the Company Merger; (c) all rights of creditors and all liens on any property of the Company shall be preserved unimpaired; and (d) Sub shall be liable for all the obligations of Company, and any claim existing, or action or proceeding pending, by or against either of Company or Sub, may be prosecuted to judgment with the right of appeal, as if the Company Merger had not taken place.

  1.5 Further Assurances. If at any time after the Effective Time, Sub shall consider it advisable that any further conveyances, agreements, documents, instruments or assurances of law or any other actions or things are necessary or desirable to vest, perfect, confirm, or record in Sub the title to any property, rights, privileges, powers, or franchises of the Company, the Board of Directors and officers of Sub shall, and will be authorized to, execute and deliver in the name and on behalf of Sub or otherwise, any and all proper conveyances, agreements, documents, instruments, and assurances of law and do all things necessary or proper to vest, perfect, or confirm title to such property, rights, privileges, powers and franchises in Sub, and otherwise to carry out the provisions of this Agreement.

                                  ARTICLE II

                       Provisions of Merger Transaction

  2.1 Effect of Merger on Sub Stock. Each share of common stock, $1.00 par value per share, of Sub ("Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding at the Effective Time, and shall be unaffected by the Company Merger.

  2.2 Conversion of the Company Shares in the Company Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

  (a) Each outstanding share of common stock, $100.00 par value per share of the Company, including any and all shares which are held in the treasury of the Company or held by the Company or any subsidiary of the Company other than as trustee, fiduciary, nominee or some similar capacity ("Company Common Stock") shall be canceled and retired and shall cease to exist from and after the Effective Time, and no cash or other consideration shall be delivered in exchange therefore;

  (b) Each outstanding share of Company Common Stock, shall be converted into that fraction of a share (rounded to the nearest 1/1000th of a share) of Gold Common Stock, as defined in Section 3.6 below, equal to the quotient derived from dividing the Common Per Share Amount by the average of the closing sales prices of Gold Common Stock as reported by the National Association of Securities Dealers Automated Quotation National Market System ("NASDAQ") on each of the ten (10) consecutive trading days preceding the third trading day prior to the Effective Time, (the "Average Gold Price").

  (c) The "Common Per Share Amount" shall equal (i) $9,250,000.00 less any amounts paid by Company, Bank or Investment (as hereinafter defined) with respect to the expenses payable by the shareholders of Company pursuant to
Section 11.1 hereinafter, (ii) divided by 25,350.

  2.3 Exchange of Certificates.

  (a) Gold, on behalf of Sub, shall make available to Exchange National Bank, which is hereby designated as exchange agent (the "Exchange Agent"), at and after the Effective Time, such number of shares of Gold Common Stock as shall be issuable to the holders of Company Common Stock in accordance with Section
2.2 hereof. As soon as practicable after the Closing Date, Gold on behalf of the Exchange Agent shall mail to each holder of record of a certificate that immediately prior to the Closing Date represented outstanding shares of Company Common Stock (i) a form letter of transmittal and (ii) instructions for effecting the surrender of certificates of Company Common Stock for exchange into certificates of Gold Common Stock.

  (b) Notwithstanding any other provision herein, no fractional shares of Gold Common Stock and no certificates or script therefor or other evidence of ownership thereof will be issued. All fractional shares of Gold Common Stock to which a holder of Company Common Stock would otherwise be entitled to under
Section 2.2 hereof shall be aggregated. If a fractional share results from such aggregation, such shareholder shall be entitled, after the Effective Time and upon the surrender of such shareholder's certificate or certificates representing shares of Company Common Stock, to receive from the Exchange Agent an amount in cash in lieu of such fractional share equal to the product of such fraction and the Average Gold Price. Gold, on behalf of Sub, shall make available to the Exchange Agent, as required from time to time, any cash necessary for this purpose.

  2.4 Closing of the Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Company Common Stock shall thereafter be made.

  2.5 Dividends. No dividends or other distributions that are declared after the Effective Time with respect to Gold Common Stock payable to holders of record thereof after the Effective Time shall be paid to the Company shareholders entitled to receive certificates representing Gold Common Stock until such shareholders surrender their certificates. Upon such surrender, there shall be paid to the shareholder in whose name the certificates representing such Gold Common Stock shall be issued any dividends which shall have become payable with respect to such Gold Common Stock between the Effective Time and the time of such surrender, without interest. After such surrender there shall also be paid to the shareholder in whose name the certificates representing such Gold Common Stock shall be issued any dividend on such Gold Common Stock that shall have (a) a record date subsequent to the Effective Time and prior to such surrender and (b) a payment date after such surrender, and such payment shall be made on such payment date. In no event shall the shareholders entitled to receive such dividends be entitled to receive interest on such dividends.

  2.6 Shareholders' Approval. Company agrees to submit this Agreement and the transactions contemplated hereby to its shareholders for approval to the extent required and as provided by law and the Articles of Incorporation and By-Laws of Company. A shareholders' meeting of Company shall be held and Company shall use its reasonable best efforts to take all steps as shall be required for said meeting to be held as soon as reasonably practicable after the effective date of the Registration Statement (as defined in Section 10.1 hereof). Company and its Board of Directors shall recommend that the shareholders of Company approve this Agreement and the transactions contemplated hereby and shall use their reasonable best efforts to secure such approval.

  2.7 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, to the extent appraisal rights are available to the Company's shareholders pursuant to the KGCC, any shares held by a person who objects to the Merger, whose shares were not entitled to vote or were not voted in favor of the Merger and who complies with all of the provisions of the KGCC concerning the rights of such person to dissent from the Merger and to require appraisal of such person's shares and who has not withdrawn such objection or waived such rights prior to the Closing Date ("Company Dissenting Shares") shall not be converted pursuant to Section 2.2 but shall become the right to receive such consideration as may be determined to be due to the holder of such Company Dissenting Shares pursuant to the KGCC, including, if applicable, any costs determined to be payable by Bank to the holders of the Company Dissenting Shares pursuant to an order of the district court in accordance with the KGCC. Notwithstanding the foregoing, as set forth hereinafter, the obligation of Gold to close on this transaction is contingent upon the total required cash payments due Company's shareholders totaling less than 5% of the total consideration being provided by Gold to Company as consideration for this merger.

  2.8 Earnest Money Deposit. Concurrent with the execution hereof or as soon as reasonably possible after the execution hereof, Sub shall deposit with Exchange National Bank, Leawood, Kansas, as Escrow Agent (the "Escrow Agent") the sum of $100,000.00 representing an Earnest Money Deposit (the "Earnest Money Deposit"). Sub and the Company agree to execute an Escrow Agreement containing terms and conditions reasonably acceptable to Escrow Agent, Sub and the Company. In the event the transactions described herein close in accordance with the terms hereof, then at the time of such closing, the Earnest Money Deposit, and all interest earned thereon shall be returned to Sub. If this transaction does not close as a result of the failure of any one or more of the conditions precedent set forth in Article VII hereinafter, then the Earnest Money Deposit and all interest thereon shall be returned to Sub. Likewise, if this transaction does not close as a result of a breach by the Company of any of its obligations hereunder, then in addition to all other rights and remedies, the Sub may recover the Earnest Money Deposit. However, if the Company has performed all of its obligations hereunder, is not in breach of any warranty or representation herein contained, and all conditions precedent have been met or waived in writing by Sub, but Gold and Sub fail to close this transaction, then the Company shall be entitled to the Earnest Money Deposit and all interest earned thereon as liquidated damages and not as a penalty. Forfeiture of the Earnest Money Deposit to the Company shall be the Company's sole remedy in the event Gold and Sub do not perform their obligations hereunder notwithstanding the fact that the Company has complied with all of its obligations hereunder and all conditions precedent have been met or waived in writing by Sub. Sub and the Company shall evenly divide any expenses charged by the Escrow Agent. The Company's share of such expenses shall be included in the expenses they are obligated to pay under Section 11.1 hereinafter.

                                  ARTICLE III

                Representations and Warranties of Gold and Sub

  Except as set forth on the Gold Disclosure Schedule attached hereto, Gold and Sub, jointly and severally, hereby represent and warrant as follows:

  3.1 Organization and Authority.

  (a) Gold is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas with the corporate power and authority to own its properties and conduct its business as it is now being conducted and is duly registered as a bank holding company under the provisions of the Bank Company Act of 1956, as amended.

  (b) Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas. Sub has the corporate power to enter into and perform this Agreement and the execution, delivery and performance of this Agreement by Sub and the consummation by Sub of the transactions contemplated hereby have been duly authorized by its Board of Directors and by Gold as the sole shareholder of Sub.

  3.2 Authority. Gold has all requisite corporate power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Gold. This Agreement has been duly executed and delivered by Gold, and assuming due execution and delivery by Company, constitutes a valid and binding obligation of Gold, enforceable in accordance with its terms subject to applicable conservatorship, receivership, bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (including without limitation specific performance), whether applied in a court of law or a court of equity.

  3.3 Shareholder Approval. The shareholders of Gold are not required to approve this Agreement.

  3.4 No Violations. Subject to approval by the appropriate regulatory agencies, the execution, delivery and performance of this Agreement by Gold and Sub do not, and the consummation of the transactions contemplated hereby will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Gold or any subsidiary or to which Gold or any subsidiary (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the articles of incorporation, charter or bylaws of Gold or any subsidiary of Gold or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Gold under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Gold is a party, or to which any of its respective properties or assets may be bound or affected.

  3.5 Consents. Except as disclosed herein, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Gold of the Merger or the other transactions contemplated by this Agreement.

  3.6 Capital Stock of Gold. Gold has authorized capital stock consisting of
(a) 7,500,000 shares of common stock, $1.00 par value ("Gold Common Stock"), of which 4,300,000 shares were issued and outstanding on March 31, 1997, and
(b) 7,500,000 shares of preferred stock for which no par value has as yet been established and of which there are no shares issued and outstanding. All of the issued and outstanding shares of Gold Common Stock are validly issued, fully paid and non-assessable. Holders of Gold Common Stock do not have any preemptive rights with respect to the issuance of additional authorized shares of Gold Common Stock.

  3.7 Government Regulation. Gold and its subsidiaries hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the lawful conduct of their respective businesses and ownership of their respective properties. Gold and its subsidiaries have substantially complied with all material federal, state and local statutes, regulations, ordinances or rules applicable to the ownership of their respective properties or the conduct of their respective businesses.

  3.8 Financial Statements. The consolidated balance sheets of Gold as of December 31, 1996, the consolidated statement of earnings for the year ended December 31, 1996, and all related schedules and notes to the foregoing, all of which have been delivered to Company, have been certified by KPMG Peat Marwick LLP, independent certified public accountants. All of the foregoing financial statements have been prepared in accordance with generally accepted accounting principles and practices which were applied on a consistent basis, are correct and complete and fairly and accurately present the financial position, results of operation and changes of financial position of Gold as of their respective dates and for the periods indicated. From December 31, 1996 until the date hereof, there has been no material adverse change in the financial condition, properties or assets of Gold.

  3.9 SEC Reports. Gold's Report on Form 10-KSB for year ended December 31, 1996, filed with the Securities and Exchange Commission and all subsequent reports and proxy statements filed by Gold thereafter pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 do not and will not contain a misstatement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading as of the time the document was filed. Since the filing of such Report on Form 10-KSB, no other report, proxy statement, or other document has been required to be filed by Gold pursuant to Section 13(a) or 14(a) of the Securities Exchange Act of 1934 which has not been filed. Gold has delivered to Company the Form 10-KSB for the fiscal year ended December 31, 1996.

  3.10 Status of Gold Common Stock to be Issued. The shares of Gold Common Stock into which the Company Common Stock are to be exchanged or converted pursuant to this Agreement will be, when delivered as specified in this Agreement, validly authorized and issued, fully paid and non-assessable, and registered pursuant to an effective registration statement under the Securities Act of 1933, as amended, or any successor federal statute and the rules and regulations promulgated thereunder, all as the same shall be in effect at the time (the "Securities Act").

  3.11 Legal Proceedings. There are as of the date hereof no actions, suits, claims, demands or other proceedings or investigations, either judicial or administrative, pending or, to the knowledge of Gold, threatened against or affecting the properties, assets, rights or business of Gold or the right to carry on or conduct its business, nor are there to the knowledge of Gold any grounds therefor, which, if adversely determined, would have a Material Adverse Effect on the business, operations, properties or financial condition of Gold. There are as of the date hereof no actions, suits, claims, demands or other proceedings or investigations, either judicial or administrative, pending or, to the knowledge of Gold, threatened which will or could prevent or interfere with the consummation of the transactions contemplated by this Agreement.

  3.12 Taxes. Gold and Sub have timely filed all tax returns required to be filed by them, and have timely paid and discharged any Taxes due in connection with all such tax returns. To the best knowledge of Gold, the liability for taxes set forth on each such tax return adequately reflects the Taxes due with respect to such returns. Neither the Internal Revenue Service nor any other taxing authority is now asserting, either through audits, administrative proceedings, court proceedings or otherwise any deficiency or claim for additional Taxes against Gold or Sub. Neither Gold nor Sub has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessments of, any tax. There are no tax liens on any of the assets of Gold or Sub.

  3.13 Defaults. Neither Gold nor any of its subsidiaries is in material breach or material default under any agreement or commitment to which Gold or any of its subsidiaries is a party, or under any loan agreement, note, security agreement, guarantee or other document pursuant to or in connection with Gold's or any of its subsidiaries' extension of credit; and, to their knowledge, there has not occurred any event which, after the giving of notice, the lapse of time or otherwise, would constitute any such default under, or result in any such breach of, any such agreement, commitment or extension of credit.

  3.14 Information Supplied. None of the information supplied or to be supplied by Gold and Sub for inclusion or incorporation by reference in (a) the Registration Statement (as defined in Section 11.1) will, at the time the Registration Statement is filed with the Securities and Exchange Commission (the "SEC") and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

  3.15 Absence of Adverse Agreements. Neither Gold nor Sub is a party to any agreement or instrument or any judgment, order or decree or any rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future may have a Material Adverse Effect on the financial condition, results or operations, assets, business or prospects of Gold or Sub, taken as a whole.

  3.16 Broker's Fees. Neither Gold nor Sub nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

                                  ARTICLE IV

                   Representations and Warranties of Company

  Except as set forth on the Company Disclosure Schedule attached hereto, Company hereby represents and warrants to each of Gold and Sub as follows:

  4.1 Organization and Good Standing.

  (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas with the corporate power and authority to own its properties and conduct its business as it is now being conducted and is duly registered as a bank holding company under the Bank Company Act of 1956, as amended. The conduct of Company's business and the ownership of its properties do not require Company to qualify as a foreign corporation in any jurisdiction except where the failure to be so qualified individually or in the aggregate would not materially and adversely affect the business, operations, properties or financial condition of Company and its subsidiary.

  (b) Company has one subsidiary: Peoples National Bank, Clay Center, Kansas ("Bank"), which is a national banking association duly organized, validly existing and in good standing under the laws of the United

States of America with the corporate power and authority to carry on its business as it is now being conducted. Bank has one subsidiary: Peoples Investment Subsidiary, Inc. ("Investment") which is a corporation duly organized, validly existing and in good standing under the laws of Kansas with the corporate power and authority to carry on its business as it is now being conducted. Bank and Investment are each duly qualified to do business in each jurisdiction in which they own or leases real property or in which the conduct of their business requires such qualification except where the failure to be so qualified individually or in the aggregate would not materially and adversely affect the business, operations, properties or financial condition of Company, Bank and/or Investment.

  4.2 Authority. Company has all requisite corporate power and authority to enter into this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company. This Agreement has been duly executed and delivered by Company, and assuming due execution and delivery by Gold, constitutes a valid and binding obligation of Company, enforceable in accordance with its terms subject to applicable conservatorship, receivership, bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity (including without limitation specific performance), whether applied in a court of law or a court of equity.

  4.3 Shareholder Approval. The Board of Directors of Company has directed or will direct, that this Agreement and the transactions contemplated hereby be submitted to the Company's shareholders for approval at a meeting of such shareholders and, except for adoption of this Agreement by the requisite vote of the Company's shareholders, no other shareholder action is necessary to approve this Agreement and to consummate the transactions contemplated hereby. The Board of Directors will recommend that the shareholders approve the transactions contemplated hereby subject to its fiduciary duties. No approval of a number of outstanding shares of Company, Bank or Investment greater than that required by the relevant statutory provisions is required for approval of this Agreement and the consummation of the transactions contemplated hereby. Approval of this Agreement by the shareholders shall also constitute the acceptance by the shareholders of the indemnification obligation imposed upon them under Section 9.5 hereinafter.

  4.4 No Violations. Subject to approval by the appropriate regulatory agencies, the execution, delivery and performance of this Agreement by Company do not, and the consummation of the transactions contemplated hereby will not, constitute (i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Company, Bank or Investment or to which Company, Bank or Investment (or any of their respective properties) is subject, (ii) a breach or violation of, or a default under, the articles of incorporation, charter or bylaws of Company, Bank or Investment or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Company, Bank or Investment under any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company, Bank or Investment is a party, or to which any of their respective properties or assets may be bound or affected.

  4.5 Consents. Except as disclosed herein, no filing or registration with, or authorization, consent or approval of, any public body or authority is necessary for the consummation by Company of the Merger or the other transactions contemplated by this Agreement.

  4.6 Capitalization. Company has authorized capital stock consisting of 1,000,000 shares of common stock, par value $100.00 per share, of which 25,350 shares are issued and outstanding. All of the issued and outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable. There are no outstanding warrants, options, subscriptions, contracts, rights or other agreements or commitments obligating Company to issue or sell any additional shares of Company Common Stock nor are there outstanding any securities, debts, obligations or rights which are convertible into or exchangeable for shares of Company Common Stock or Preferred Stock. The authorized capital stock of Bank consists of 10,000 shares of common stock, $100.00 par value per share, ("Bank Stock") of which 10,000 shares have been duly and validly issued, are fully paid, and all of which are owned directly by Company free and clear of all liens, encumbrances, equities or claims. There are no outstanding warrants, options, subscriptions, contracts, rights or other arrangements or commitments obligating Company, Bank or Investment to issue or sell any additional shares of Bank's capital stock nor are there outstanding any securities, debts, obligations or rights which are convertible into or exchangeable for shares of capital stock or any other equity security of Bank. The authorized capital stock of Investment consists of 100 shares of common stock, $100.00 par value per share ("Investment Stock") of which 100 shares have been duly and validly issued, are fully paid, all of which are owned by Bank. There are no outstanding warrants, options, subscriptions, contracts, rights or other arrangements or commitments obligating Company, Bank or Investment to issue or sell any additional shares of Investment's capital stock nor are there outstanding any securities, debts, obligations or rights which are convertible into or exchangeable for shares of capital stock or any other equity security of Investment.

  4.7 Government Regulation. Company, Bank and Investment hold all material licenses, certificates, permits, franchises and rights from all appropriate federal, state or other public authorities necessary for the lawful conduct of their respective businesses and ownership of their respective properties. Company, Bank and Investment have substantially complied with all material federal, state and local statutes, regulations, ordinances or rules applicable to the ownership of their respective properties or the conduct of their respective businesses.

  4.8 Financial Statements. The Company has previously delivered to Gold and Sub balance sheets for the Company as of March 31, 1997, December 31, 1996 and December 31, 1995, the statements of earnings for the period ended March 31, 1997 and for the years ended December 31, 1996 and December 31, 1995, and all related schedules and notes to the foregoing (collectively the "Company Financial Statements"). Although such statements have not been certified as of the date hereof by independent certified public accountants, the Company Financial Statements have been prepared in accordance with generally accepted accounting principles and practices which were applied on a consistent basis, are correct and complete and fairly and accurately present the financial position, results of operation and changes of financial position of Company as of their respective dates and for the periods indicated. Company has no material liabilities or obligations of a type which would be included in a balance sheet prepared in accordance with generally accepted accounting principles whether related to tax or non-tax matters, accrued or contingent, due or not yet due, liquidated or unliquidated, or otherwise, except as and to the extent disclosed or reflected in the balance sheet of Company as of December 31, 1996, or incurred since December 31, 1996, in the ordinary course of business. From December 31, 1996 until the date hereof, there has been no material adverse change in the financial condition, properties, assets, liabilities, rights or business of Company, Bank or Investment, or in the relationship of Company, Bank or Investment with respect to its employees, creditors, suppliers, distributors, customers or others with whom it has business relationships.

  The Company agrees that an independent certified public accountant selected by it (but subject to approval by Gold and Sub) shall conduct an independent audit sufficient to allow certification of the consolidated balance sheet of the Company as of December 31, 1996 and the consolidated statement of earnings for the year then ended. The Company is contributing to the expense of same in accordance with the terms of Section 11.1 hereinafter. The Company agrees to promptly select the independent certified public accountant so that such audit can be completed as quickly as possible in order to facilitate completion of the Registration Statement (as contemplated under Article X hereinafter) and obtaining requisite regulatory approval.

  4.9 Legal Proceedings. There are as of the date hereof no actions, suits, claims, demands or other proceedings or investigations, either judicial or administrative, pending or, to the knowledge of Company, threatened against or affecting the properties, assets, rights or business of Company, Bank or Investment or the right to carry on or conduct their respective businesses, nor are there to the knowledge of Company any grounds therefor. There are as of the date hereof no actions, suits, claims, demands or other proceedings or investigations, either judicial or administrative, pending or, to the knowledge of Company, threatened which will or could prevent or interfere with the consummation of the transactions contemplated by this Agreement.

  4.10 Title to Assets. Except for securities pledged to secure public funds deposits or subject to customer repurchase agreements entered into in the ordinary course of business, and leased property discussed below, Company, Bank and Investment have good and marketable title to and possession of all of their respective real and personal properties and assets, in each case free and clear of any liens, restrictions, encumbrances, rights, title and interests of others, except for other real estate owned and except as reflected on their respective financial statements and except for the lien of current taxes, covenants and restrictions of record, and other minor imperfections of title not affecting marketability, which liens, covenants, restrictions and imperfections do not materially affect the value of such property and do not interfere with the use made of such property by Company, Bank and Investment. The real and personal properties and assets held under lease by Company, Bank and Investment are held by them under valid, subsisting and enforceable leases with such exceptions as do not interfere with the use made of such properties and assets by Company, Bank and Investment. No consent is necessary under the terms of any such lease in connection with the consummation of the transactions contemplated hereby.

  4.11 Undisclosed Liabilities. As of the date hereof, neither Company, Bank nor Investment have any debt, liability or obligation (whether accrued, contingent, absolute or otherwise) known to any of such corporations of the nature which would customarily be included in a corporate balance sheet or the notes thereto prepared in accordance with generally accepted accounting principles that is not reflected or reserved against in the Company Financial Statements or was not incurred in the ordinary course of their business.

  4.12 Taxes. The Company, Bank and Investment have timely filed all Tax Returns required to be filed by them, and the Company, Bank and Investment have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. To the best knowledge of the Company, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings, court proceedings or otherwise, or, to the best of Company's knowledge, threatening to assert against Company, Bank or Investment any deficiency or claim for additional Taxes. Neither the Company, Bank nor Investment has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens or any assets of the Company, Bank or Investment. Neither the Company, Bank nor Investment has received a ruling or entered into an agreement with the Internal Revenue Service or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect (as defined below) on the Company, Bank or Investment, taken as a whole, after the Effective Time. For purposes of this Agreement, "Material Adverse Effect" with respect to the Company, Bank or Investment means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of the Company, Bank or Investment taken as a whole; (2) significantly and adversely affects the ability of the Company, Bank or Investment to consummate the transactions contemplated by this Agreement by the Closing Date or to perform their material obligations under this Agreement; or (3) enables any persons to prevent the consummation by the Closing Date of the transactions contemplated by this Agreement. The accruals and reserves for taxes reflected in the Company's Balance Sheet are adequate to cover all Taxes accruable by the Company and its subsidiaries on a consolidated basis through the date thereof (including Taxes being contested) in accordance with generally accepted accounting principles. For purposes of this provision, "Tax" or "Taxes" shall mean all taxes, charges, fees, levies and other governmental assessments and impositions of any kind, payable to any federal, state, local or foreign governmental entity or taxing authority or agency including, not by way of limitation, all income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, worker's compensation, unemployment compensation, utility, excise, severance, production, occupation, transfer and gains taxes, as well as any interest, penalties and additions to tax imposed with respect thereto. "Tax Returns" shall mean returns, reports and information statements with respect to Taxes required to be filed with the Internal Revenue Service or any other governmental entity or taxing authority or agency, whether federal, state or local and whether domestic or foreign.

  4.13 Contracts. Neither Company, Bank nor Investment is party to or bound by any:

  (a) employment contract or letter or other writing relating to employment;

  (b) bonus, deferred compensation, savings, profit sharing, severance pay, pension or retirement plan or arrangement;

  (c) material lease or license with respect to any property, real or personal, whether Company, Bank or Investment is landlord or tenant, licensor or licensee, involving a liability or obligation of Company, Bank or Investment as obligor in excess of $5,000 on an annual basis or over the life of the lease or license.

  (d) agreement, contract or indenture relating to the borrowing of money by Company or any subsidiary, excluding deposit obligations, obligations under certificates of deposit, letters of credit, items in the process of collection, commitments to loan or discount, endorsements made for collection and guarantees made in the ordinary course of business;

  (e) agreement with any present or former officer, director or shareholder of Company, Bank or Investment; or

  (f) except as listed in the disclosure statement, other contract, agreement or other commitment which is material to the business, operations, property, prospects or assets or to the condition, financial or otherwise, of Company, Bank or Investment or which involve a payment by Company, Bank or Investment of more than $1,000 in one year over the life of such contract, agreement or commitment.

  4.14 Regulatory Reports; Examinations. Company, Bank and Investment have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, with all governmental or regulatory authorities, agencies, courts, commissions or other entity ("Governmental Entity") and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of Company, Bank and Investment, no Governmental Entity has initiated any proceeding or, to the best knowledge of Company, investigation into the business or operations of Company, Bank or Investment. There is no unresolved material violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations of Company, Bank or Investment. Company has provided or made available to Gold all reports of examinations conducted by any Governmental Entity with respect to Company, Bank and/or Investment, and all correspondence between Company, Bank and/or Investment and any Governmental Entity during the preceding ten (10) years.

  4.15 Conduct. From December 31, 1996 until the date hereof:

  (a) There has been no material adverse change in the financial condition of, or in the properties, assets, liabilities, rights or business, taken as a whole, of Company, Bank or Investment or in the relationship of Company, Bank or Investment with respect to their employees, creditors, suppliers, distributors, customers or others with whom they have business relationships.

  (b) The business affairs of Company, Bank and Investment have been conducted and carried on only in their ordinary and regular course of business, and Company, Bank and Investment have not incurred or become subject to any liabilities or obligations other than those incurred in their ordinary course of business, those incurred pursuant to existing contracts disclosed pursuant to Section 4.14 and those incurred pursuant to commitments permitted hereby.

  (c) Neither Company, Bank nor Investment have entered into any employment contract with any director, officer or salaried employee, paid any or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their officers, employees or directors, increased the rate of compensation, if any, or instituted or made any material increase in any officer's, employee's or director's welfare, retirement or similar plan or arrangement, other than merit increases made in accordance with past practices and procedures which have not exceeded the greater of $3,000 or 5% on an annual basis for any one individual.

  4.16 Compliance with ERISA. Neither Company, Bank nor Investment has established, maintained or contributed at anytime during the five-year period ending as of the Effective Time to any employee benefit plan (as defined in Sections 3(3) or 3(37) of the Employment Retirement Income Security Act of 1974 ("ERISA")) or any other plan with respect to which any governmental filings are required, except for the plans listed on Schedule 4.17 (collectively, the "Plans"). A true and accurate copy of each of the Plans, any related trust agreements and each of the amendments thereto has been provided to Gold together with (i) all determination letters received in respect of any qualified plans, and (ii) all required reports and supporting schedules filed with any government agency in respect of the Plans for the three most recent years ending on or before the Effective Time. To Company's knowledge as sponsor of the Plans, the Plans and each fiduciary (as defined in Section 3(21) of ERISA) of the Plans are in compliance in all material respects with all applicable requirements (including nondiscrimination requirements in effect as of the Effective Time) of the Internal Revenue Code of 1986 ("Code"), including, but not limited to, Sections 79, 105, 106, 125, 401, 501, and 4975 of the Code. For purposes of this Section 4.17, noncompliance with the Code or ERISA is material of such noncompliance could have a Material Adverse Effect on the condition of one or more of the Plans or of Company, Bank or Investment, either as of the Effective Time or upon discovery of the noncompliance. To Company's knowledge as sponsor of the Plans, all required contributions to the Plans through the Effective Time have been made. To Company's knowledge as sponsor of the Plans, Company, Bank and Investment (each with respect to the Plans), as well as the Plans, have no material current or threatened liability of any kind to any person, including but not limited to any government agency, now or as of the Effective Time, other than for the payment of benefits in the ordinary course.

  4.17 Information Supplied. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, other than information supplied by Gold or Sub.

  4.18 Defaults. Neither Company, Bank nor Investment is in material breach or material default known to either under any agreement or commitment to which the Company, Bank or Investment is a party, or under any loan agreement, note, security agreement, guarantee or other document pursuant to or in connection with the Company's, Bank's or Investment's extension of credit; and to their knowledge there has not occurred any event which, after the giving of notice, the lapse time or otherwise, would constitute any such default under, or result in any such breach of, any such agreement, commitment or extension of credit.

  4.19 Insurance. Complete and correct copies of all material policies of fire, product or other liability, workers' compensation and other similar forms of insurance owned or held by Company, Bank and Investment have been delivered or made available to Gold. Subject to expirations and renewals of insurance policies in the ordinary course of business, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other than retrospective premiums which may be payable with respect to worker's compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy. Such policies are and shall remain valid, outstanding and enforceable policies, and will not be terminated prior to the Effective Time. To the best knowledge of Company, the insurance policies to which Company, Bank or Investment are parties are sufficient for compliance with all material requirements of law and all material agreements to which Company, Bank or Investment are parties and will be maintained by Company, Bank and Investment until the Effective Time. Neither Company, Bank nor Investment has been refused any insurance with respect to any material assets or operations, nor has coverage been limited in any respect material to their operations by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance during the last five (5) years.

  4.20 Absence of Adverse Agreements. Neither the Company, Bank nor Investment is a party to any agreement or instrument or any judgment, order or decree or any rule or regulation of any court or other governmental agency or authority which materially and adversely affects or in the future may have a Material Adverse Effect on the financial condition, results or operations, assets, business or prospects of the Company, Bank or Investment, taken as a whole.

  4.21 Internal Controls and Records. The Company, Bank and Investment maintain books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management's general or specific authorization, and pursuant to Company's, Bank's and Investment's documented policies and procedures, and (b) recorded in conformity with generally accepted accounting principles. Company has furnished to Gold all of Company's, Bank's and Investment's written internal policies and procedures which are identified on the Company's Disclosure Schedule.

  4.22 Loans. (a) Bank is not a party to any written or oral loan agreement, note or borrowing arrangement which has been classified as "substandard", "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by Company, Bank, Investment or banking regulators; (b) neither Company, Bank nor Investment is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director or executive officer of Company, Bank or Investment, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; (c) to the best knowledge of Company neither Company, Bank nor Investment is a party to any written or oral loan agreement, note or borrowing arrangement in violation of any law, regulation or rule of any governmental authority.

  4.23 Environmental Laws. The operations of Company, Bank and Investment comply with all applicable past and present federal, state and local environmental statutes and regulations and neither the condition of any property owned by Company, Bank and/or Investment nor the operation of the business of any of such three entities violates any applicable federal, state or local environmental statute or regulation. None of the operations of Company, Bank or Investment is subject to any judicial or administrative proceeding alleging the violation of any federal, state or local environmental health or safety statute or regulation nor is it the subject of any claim alleging damages to health or property pursuant to which the Company, Bank or Investment may be liable. None of the operations of nor any of the properties owned by Company, Bank or Investment is the subject of any federal, state or local investigation in evaluating whether any remedial action is needed to respond to a release or threatened release of any hazardous waste or substance from whatever source. No condition or event has occurred which, with notice or the passage of time or both, would constitute a violation of any federal, state or local environmental law and at no time has the Company, Bank or Investment stored or used any pollutants, contaminants or hazardous or toxic waste, substances or materials on or at any location owned by Company, Bank or Investment. There are no underground storage tanks now or heretofore located on any real property owned by Company, Bank or Investment. Neither Company, Bank nor Investment has ever been notified by either a federal, state or local governmental authority, or any private party, that Company, Bank or Investment is a potentially responsible party for remedial costs spent addressing the release, or threat of a release, of a hazardous substance and to the environment pursuant to the Comprehensive Environmental Response, Compensation or Liability Act, 42 U.S.C. (S)(S) 9601, et seq. or any corresponding state law.

  Gold may obtain at its option expense on or prior to 120 days following the date hereof an environmental audit of all properties and assets of Company, Bank and Investment whether directly owned or classified as other real estate owned. Such environmental audit shall constitute a part of the due diligence process, should Gold choose to pursue it, and if Gold determines in its sole discretion that such environmental audit has not been completed to its reasonable satisfaction or reflects the potential of an environmental problem with respect to any of the properties or assets of Company, Bank or Investment, then Gold may deem the due diligence unsatisfactory and terminate this Agreement under the terms of Section 9.1 hereinafter.

  4.24 Broker's Fees. Neither Company, Bank nor Investment nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

  4.25 Labor Matters. (a) To the best knowledge of Company, Company, Bank and Investment are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice; (b) there is no unfair practice complaint against Company, Bank or Investment pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown, representation campaign or work stoppage actually pending or threatened against or affecting Company, Bank or Investment; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefor has been asserted against Company, Bank or Investment; and (e) neither Company, Bank nor Investment is experiencing any material work stoppage.

  4.26 Full Disclosure. No statement contained in any document, certificate, or other writing furnished or to be furnished by or at the direction of Company to Gold in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

                                   ARTICLE V

                             Covenants of Company

  5.1 Affirmative Covenants of the Company. Unless the prior written consent of Gold shall have been obtained, and which consent will be given or denied within 3 business days of receipt of written request for such consent, and except as otherwise expressly contemplated herein, the Company shall and shall cause Bank to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises; and (iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated hereby without imposition of a condition or restriction which would prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (b) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement.

  5.2 Negative Covenants of the Company. Except as specifically permitted by this Agreement, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, the Company covenants and agrees that it will not do or agree to commit to do, or permit Bank to do or agree to commit to do, any of the following without the prior written consent of Gold, which consent shall not be unreasonably withheld and which consent will be given or denied within 3 business days of receipt of written request for such consent:

  (a) make any single loan (or series of loans to the same or related entities or persons) or any commitment (verbal or written) for a loan (or series of commitments to the same or related entities or persons) in an amount greater than $250,000.00 other than renewals of existing loans or commitments to loan;

  (b) purchase or invest in any securities, other than U.S. government obligations or other securities backed by the full faith and credit of the United States having a maturity of not more than two years from the date of purchase;

  (c) amend or adopt any employee benefit plan, and will not grant any increase in the rates of pay of their employees or any increase in the compensation payable or to become payable, if any, to any director, officer, employee or agent thereof, or contribute to any pension plan or otherwise increase in any amount the benefits or compensation of any such directors, officers or employees of Company, Bank or Investment under any pension plan or other contract or commitment except for merit increases in accordance with past practices;

  (d) make any capital expenditure or enter into any material contract or commitment (except loan commitments as permitted in Subparagraph (a) of this Section 5.2); involving an obligation or commitment in excess of $5,000 or engage in any transaction not in their usual and ordinary course of business and consistent with past practices;

  (e) declare or pay any dividend or make any other distribution in respect of any capital stock of Company, Bank or Investment, split, combine or reclassify any shares of its capital stock or, directly or indirectly, redeem, purchase or otherwise acquire any share of the capital stock of the Company, Bank or Investment;

  (f) amend the Articles of Incorporation or By-Laws of each of the Company, Bank or Investment or make any change in the authorized, issued or outstanding capital stock (or any change in the par value thereof) of Company, Bank or Investment;

  (g) acquire or purchase any assets of or make any investment in any financial institution other than the purchase of loans or participations therein in the ordinary course of business, but subject to Section 5.2(a);

  (h) enter into any new line of business;

  (i) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, which would be material, individually or in the aggregate, to Company, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with prudent banking practices;

  (j) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provisions of this Agreement except, in every case, as may be required by applicable law;

  (k) change its methods of accounting except as required by changes in generally accepted accounting principles ("GAAP") or regulatory accounting principles as concurred to by the Company's independent auditors;

  (l) other than activities in the ordinary course of business consistent with prior practice, sell, lease, encumber, assign or otherwise dispose of, any of its material assets in excess of $5,000.00, properties or other rights of agreements;

  (m) file any application to relocate or terminate the operations of any banking office;

  (n) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring in the ordinary course of business consistent with prudent banking practices;

  (o) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space to which the Company, Bank or Investment is a party or by which the Company, Bank or Investment or their respective properties is bound; or

  (p) make any new loan or new extension of credit, or commit to make any such loan or extension of credit, to any director or officer of the Company, Bank or Investment without giving Gold three days' notice in advance of the Company's, Bank's or Investment's approval of such loan or extension of credit or commitment relating thereto.

  5.3 Inspection. Between the date hereof and the Closing Date and upon reasonable notice, and with the prior consent of James P. Fawcett, Gold and its authorized representatives shall be permitted full access during all business hours to all properties, books, records, contracts and documents of Company Bank and Investment. The Company shall furnish to Gold and its authorized representative all information with respect to the affairs of Company, Bank and Investment as Gold may reasonably request.

  5.4 Financial Statements and Call Reports. From and after to date thereof, Company shall deliver to Gold monthly reports of condition and income statements of Company, Bank and Investment and shall deliver to Gold copies of the call reports for Bank as filed with any regulatory agency promptly after such filing.

  5.5 Right to Attend Meetings. Company, Bank and Investment shall allow a representative of Gold to attend as an observer all meetings of the Board of Directors of Company, Bank and Investment and all meetings of the committees of each such board, including, without limitation, the audit and executive committees thereof and any other meetings of Company, Bank or Investment officials at which policy is being made. Company, Bank and Investment shall give reasonable notice to Gold of any such meeting and, if known, the agenda for or business to be discussed at such meeting. Company, Bank and Investment shall provide to Gold all information provided to the directors on all such boards and committees in connection with all such meetings or otherwise provided to the directors and shall provide any other financial reports or other analyses prepared for senior management of Company, Bank or Investment.

  5.6. Data Processing. Company shall cooperate with Gold in taking those planning actions necessary to be in a position to convert its data processing procedures and formats to procedures and formats used by Gold, if any, as of the Effective Time. Gold shall provide such assistance and consultation as Company may reasonably require in such planning process.

  5.7 No Solicitation. Neither Company, Bank nor Investment nor any affiliates or associates of Company, Bank or Investment acting for or on behalf of Company, Bank or Investment shall, directly or indirectly, make, encourage, facilitate, solicit, assist or initiate any inquiry or proposal, or participate in any negotiations with, or, subject to the provisos to this sentence, provide any information to, any corporation, partnership, agent, attorney, financial adviser, person, or other entity or group (other than (a) Gold, Sub, an affiliate or associate of Gold or Sub or an officer, employee or other authorized representative of Gold, Sub or such affiliate or associate or
(b) the Company's counsel, accountants and financial adviser solely for use in connection with the transactions contemplated hereby) relating to any (i) liquidation, dissolution, recapitalization, merger or consolidation of the Company, Bank or Investment, (ii) outside the ordinary course of business, sale of a significant amount of assets of the Company, Bank or Investment,
(iii) purchase or sale of shares of capital stock of the Company, Bank or Investment, or (iv) any similar transactions involving Company, Bank or Investment, other than the transactions contemplated by this Agreement; provided, however, that the Company may provide information at the request of a third party if the Board of Directors of the Company determines, in good faith, that the exercise of its fiduciary duties to the Company's shareholders under applicable law, as advised in writing by outside counsel reasonably acceptable to Gold and Sub, requires it to take such action, and, provided further, that Company may not, in any event, provide to such third party any information which it has not provided to Gold and Sub. Company shall immediately cease and cause to be terminated any and all such contacts and negotiations with respect to any such transaction. Company shall immediately inform Gold and Sub of any inquiry, proposal or request for information (including the terms thereof and the person making such inquiry) which it may receive in respect of such a transaction.

  5.8 Regulatory Approvals. Subject to the terms and conditions of this Agreement, Company agrees to use its reasonable best efforts to cooperate with Gold in Gold's efforts to secure as expeditiously as practicable all the necessary approvals, regulatory or otherwise, needed to consummate the transactions contemplated herein.

  5.9 Information. Company shall provide such information and answer such inquiries as Gold may reasonably request or make concerning the subject matter of the representations and warranties of Company herein.

  5.10 Tax-Free Reorganization Treatment. Company shall not intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger or the Exchange as a tax-free
"reorganization" within the meaning of Section 368(a) of the Code.

                                  ARTICLE VI

                           Covenants of Gold and Sub

  6.1 Regulatory Approvals. Subject to the terms and conditions of this Agreement, Gold and Sub agree to use their reasonable best efforts to secure as expeditiously as practicable all the necessary approvals, regulatory or otherwise, needed to consummate the transactions contemplated herein and agree to file applications relating to such approvals within sixty (60) days from the date hereof. Gold and Sub shall provide to Company's counsel a copy of all applications for such approvals and shall keep such counsel or the Company advised of the status of the regulatory review process.

  6.2 Information. Gold and Sub shall provide such information and answer such inquiries, as the Company may reasonably request or make concerning the subject matter of the representations and warranties of Gold and Sub herein.

  6.3 Tax-Free Reorganization Treatment. Neither Gold nor Sub shall intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger or the Exchange as a tax-free "reorganization" within the meaning of Section 368(a) of the Code.

  6.4 Employee Benefits. Employees of Company, Bank or Investment shall be eligible to participate in all Gold employee welfare benefit plans in accordance with their terms, and for such purpose all service of such employees with the Company, Bank and Investment shall be counted as service with Gold.

                                  ARTICLE VII

                  Conditions Precedent to Gold's Obligations

  The obligations of Gold and Sub to consummate the transactions hereunder shall be subject to the satisfaction on or before the Closing Date of all of the following conditions, except such conditions as Gold or Sub may waive in writing:

  7.1 Representations, Warranties and Covenants. All representations and warranties of Company contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date, except for changes permitted by or contemplated by this Agreement and except to the extent that any such representation or warranty is made solely as of a specified date. Company shall have performed all agreements and covenants in all material respects required by this Agreement to be performed on or prior to the Closing Date and Gold shall have received a certificate signed by the Chief Executive Officer of Company, dated the Closing Date, to the foregoing effect.

  7.2 Material Actions; Debts or Defaults. On the Closing Date, there shall not be: (i) except as set forth on the Company Disclosure Schedule, any actions, suits, claims, demands or other proceedings or investigations, either judicial or administration, pending or, to the knowledge of Company, Bank or Investment, threatened against or affecting the properties, assets, rights or business of Company, Bank or Investment or the right to carry on or conduct their respective businesses; (ii) any debt, liability or obligation of Company, Bank or Investment (whether accrued, contingent, absolute or otherwise) required to be reflected in a corporate balance sheet or the notes thereto that is not reflected or reserved against in their respective financial statements or was not incurred in ordinary course of their respective businesses; or (iii) any material breach or material default of Company, Bank or Investment under any agreement or commitment to which either is a party, or under any loan agreement, note, security agreement, guarantee or other document pursuant to or in connection with the Company's or Bank's extension of credit.

  7.3 Adverse Changes. There will have been no material adverse change in the financial condition of, or in the properties, assets, liabilities, rights or business, taken as a whole, of Company, Bank or Investment, and taking into account for this purpose the proceeds of any applicable insurance.

  7.4 Regulatory Authority Approval. Orders, consents and approvals in form and substance reasonably satisfactory to Gold shall have been entered by or obtained from the appropriate regulatory authorities authorizing consummation of the transactions contemplated hereby pursuant to the provisions of the Bank Holding Company Act and any other applicable federal or state banking regulatory statute or rule and no such order, consent or approval shall be conditioned or restricted in any manner which in the reasonable judgment of Gold would materially adversely affect the operations of or be unduly burdensome to Gold. In addition, all required regulatory approvals to permit the acquisition of the Bank Business shall have been received and any applicable waiting periods shall have been expired.

  7.5 Litigation. At the Closing Date, there shall not be pending or threatened litigation in any court or any proceeding by any governmental commission, board or agency which Gold reasonably believes could reasonably result in restraining, enjoining or prohibiting the consummation of this Agreement.

  7.6 Financial Measures. On the Closing Date, the tier 1 capital of Bank shall be not less than $6,986,135.00 and the reserve for loan and lease loss of Bank shall be not less than $439,328.00, all as determined on the basis of the financial statements of Company and Bank as prepared in accordance with applicable bank holding company and bank regulatory instructions. It is fully understood all future earnings from March 31, 1997 forward including, but not limited to, the GT loan recovery estimated at $315,000.00 shall accrue to the retained earnings or reserves of the Bank, respectively, and shall not result in an increase of any consideration payable by Gold or Sub hereunder.

  7.7 Approval by Shareholders. The shareholders of Company, Bank and Investment shall have duly approved and adopted this Agreement and the other transactions contemplated hereby to the extent required by applicable requirements of law and the Articles of Incorporation and By-Laws of Company, Bank and Investment.

  7.8 Tax Representations. Each shareholder of Company, Bank and Investment owning more than 10% of the outstanding Company Common Stock or Bank Stock shall have made those representations reasonably requested by counsel and necessary to enable them to render the opinion described in Section 7.11 hereof.

  7.9 Affiliate Agreements. Each person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for pooling-of-interests accounting treatment) of the Company, Bank and Investment at the time this Agreement is submitted to approval of the stockholders of the Company, Bank and Investment shall deliver to Gold a letter in substantially the form set forth in Exhibit 7.9.

  7.10 Satisfactory Due Diligence. Representatives of Company, Bank and Investment have cooperated with Gold, Sub and representatives of Gold and Sub in conducting its due diligence in accordance with the terms of Section 5.3 above.

  7.11 Federal Tax Opinion. Gold shall have received an opinion of Payne & Jones, Chartered, counsel to Gold ("Gold's Counsel"), in form and substance reasonably satisfactory to Gold, dated the Closing Date, the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

  7.12 Opinion of Counsel. Gold shall have received an opinion of Ryan, Condry & Ryan, L.L.C. ("Company's Counsel") dated the Closing Date in form and substance reasonably satisfactory to Gold covering the matters set out in
Exhibit 7.12 hereto.

  7.13 Qualification for Pooling of Interest Treatment. Gold shall have received an opinion from an accounting firm reasonably acceptable to Gold that this transaction will qualify for pooling of interest accounting treatment and that all conditions applicable thereto (including limitation of cash consideration paid by Gold hereunder and absence of any capital transactions involving any parties hereto) have been met.

  7.14 Average Gold Price. The Average Gold Price as determined under Section 2.2(b) shall not be less than $10.50 per share.

                                 ARTICLE VIII

                      Conditions Precedent to Obligation
                        of Company, Bank and Investment

  The obligations of Company, Bank and Investment to consummate the transactions contemplated hereunder shall be subject to satisfaction on or before the Closing Date of all of the following conditions, except such conditions as Company, Bank and Investment may waive in writing:

  8.1 Representations, Warranties and Covenants. All representations and warranties of Gold contained in this Agreement shall be true in all material respects on and as of the Closing Date, except to the extent that any such representation or warranty is made solely as of a specified date, and Gold shall have performed all agreements and covenants in all material respects required by this Agreement to be performed on or prior to the Closing Date.

  8.2 Regulatory Authority Approval. Orders, consents and approvals in form and substance reasonably satisfactory to Company shall have been entered by or obtained from the appropriate regulatory authorities authorizing consummation of the transactions contemplated by this Agreement pursuant to the provisions of the Bank Holding Company Act and any other applicable federal or state banking regulatory statute or rule.

  8.3 Litigation. There shall not be pending or threatened litigation in any court or any proceeding by any governmental commission, board or agency which Company believes could reasonably result in restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement.

  8.4 Approval by Shareholders. The shareholders of Company, Bank and Investment shall have duly approved and adopted this Agreement and the transactions contemplated hereby to the extent required by applicable requirements of law and the Articles of Incorporation and By-Laws of the Company, Bank and Investment.

  8.5 Adverse Changes. From the date of this Agreement to the Closing Date, there will have been no material adverse change in the financial condition, properties, assets, liabilities, rights, business or prospects of Gold.

                                  ARTICLE IX

                   Termination of Agreement; Indemnification

  9.1 Basis for Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing Date: (a) by mutual consent in writing of the parties hereto; (b) by Gold upon written notice to Company if any regulatory approval of the transactions contemplated under the terms of this Agreement shall be denied or if any such regulatory approval shall be conditioned or restricted in any manner which in the reasonable judgment of Gold would materially adversely affect the operations of or would be unduly burdensome to Gold; (c) by Gold or Company if the other party has materially breached this Agreement and has not cured such breach within the earlier of (i) 30 days after the non-breaching party shall have given notice to the breaching party of the existence of such breach or
(ii) the Closing Date; (d) by Gold or Company upon written notice to the other of any other condition imposed for the benefit of such party that shall not have been satisfied or waived prior to the Closing Date; or (e) by either Gold or Company if the Closing Date shall not have occurred by August 31, 1997; provided that the terminating party is not then in material breach of this Agreement and provided further that such delay has not been caused by regulatory action or inaction, whether by banking authorities, the Securities and Exchange Commission, or otherwise, beyond the control of either party. As used in this Section 9.1, actions contemplated as being taken by Gold or the Company must be taken by their respective Board of Directors or the Executive Committee of such Board.

  9.2 Effect of Termination. In the event of termination of this Agreement for any reason set forth in Section 9.1, other than a breach thereof, no party hereto shall have any liability to the other of any nature whatsoever, including any liability for loss, damages or expenses suffered or claimed to be suffered by reason thereof. Further, in the event of termination of this Agreement for any reason set forth in Section 9.1, the Earnest Money Deposit and all interest thereon shall be returned to Sub.

  In the event Gold and Sub have performed all of their obligations hereunder and all conditions precedent to the obligation of Gold and Sub to close have been met or waived in writing by Gold and Sub, but Company fails or otherwise refuses to close, then Gold shall be entitled to enforce the terms hereof by an action seeking specific performance. Such right is not exclusive and shall not preclude Gold from also pursuing an action to recover any and all damages resulting from the Company's default hereunder. All remedies available to Gold hereunder or by law are cumulative.

  9.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the merger by the stockholders of Company or Sub, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  9.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

  9.5 Indemnification by Company and its Shareholders. Subsequent to the closing hereof, the Company and each of its shareholders jointly and severally agree to indemnify and hold harmless Gold, Sub and the officers, shareholders and directors of each such entity from and against and in respect of any and all damages, losses, diminution of value, or expenses suffered or incurred by any such party (whether as a result of third party claims [whether valid or not], demands, suits, causes of action, proceedings, investigations, judgments or liabilities or otherwise), including costs of investigation in defense and reasonable attorneys' fees assessed, incurred or sustained by or against any of them, with respect to or arising out of any breach of the representations, warranties and/or covenants of the Company set forth herein and in any other agreement or instrument executed by the Company in connection herewith. If this merger is approved by a requisite number of shareholders of Company, then each and every shareholder of Company shall be deemed to have agreed to this indemnification whether or not such shareholder dissents to the terms of the merger, subject to the limitation set forth in Section 9.7 hereinafter.

  9.6 Indemnification by Gold. Gold agrees to indemnify, defend and hold harmless Company and its shareholders from and against and in respect of any and all damages, losses, diminution of value, or expenses suffered or incurred by Company (whether as a result of third party claims [whether valid or not], demands, suits, causes of action, proceedings, investigations, judgments, liabilities or otherwise), including costs of investigation and defense and reasonable attorneys' fees assessed or incurred or sustained by or against Company or its shareholders, with respect to or arising out of any breach of the representations, warranties and covenants of Gold and Sub set forth herein and in any other agreement or instrument executed by Gold and/or Sub in connection herewith.

  9.7 Limitations on Indemnification. Notwithstanding anything herein contained to the contrary, no person shall be entitled to indemnification under the provisions of this Agreement: (i) unless such party shall have given written notice to the indemnifying party setting forth its claim for indemnification in reasonable detail, and (b) to the extent that the aggregate amount of all indemnification liability under Section 9.5 or Section 9.5, as applicable, exceeds the sum of the total figure reflected in Clause (i) of
Section 2.2(c).

  9.8 Procedure for Indemnification. If a party hereto becomes aware of an event which gives rise to a claim for indemnification hereunder, such party shall give the other party prompt notice of any such action, claim, liability, assessment or notice of deficiency received by such party which might result in any liability under this provision. To the extent Gold is giving such notice, notice to Company shall be deemed sufficient to constitute notice to all shareholders. By execution hereof, Company specifically agrees that it shall assume all responsibility for communicating receipt of any such notice to the shareholders of Company. Further, any party who may claim a right of indemnification hereunder agrees to refrain from paying, settling or compromising any such claim for which indemnification may be sought without giving notice of same to the other party. If the other party wishes to contest or defend such third party claim, then the party against whom the claim was made shall be obligated to cooperate fully with such party in contesting and preserving all rights with respect to such contest; provided, however, that if the other party does not wish to challenge or contest such third party claim, then the party against whom the claim was being made by settle same on terms and conditions it deems to be the most favorable it can be obtained and then inserting the indemnification claim against the other party hereto. When giving a notice under this provision, a party may specify a time for a response from the other party as to whether such other party wishes to contest or defend such third party claim. Such deadline for response may be established consistent with the facts and circumstances surrounding the situation. Failure of the other party to respond within such time period shall constitute such other party's decision not to contest or defend such claim. If a party hereunder claims indemnification for a claim other than a third party claim, the party seeking indemnification shall notify the indemnifying party in writing of the basis for such claim setting forth the nature and amount of the damages resulting from such claim. To the extent a party is deemed to have ultimately been responsible for indemnification, then interest shall be deemed to accrue on the unpaid amount of indemnification obligation (at the prime rate of interest announced from time to time by Exchange National Bank, such interest to be calculated based on the actual number of days elapsed from the date each indemnification obligation becomes due and owing until paid in full and based on 365 day year.

                                   ARTICLE X

                            Securities Laws Matter

  10.1 Registration Statement and Proxy Statement. Gold shall as soon as practicable prepare and file a registration statement on Form S-4 to be filed with the SEC pursuant to the Securities Act for the purpose of registering the shares of Gold Common Stock to be issued in the Merger (the "Registration Statement"). Company, Bank, Investment, Gold and Sub shall each provide promptly to the other such information concerning their respective businesses, financial conditions, and affairs as may be required or appropriate for inclusion in the Registration Statement or the proxy statement to be used in connection with the special stockholders' meetings of Company and to be called for the purpose of considering and voting on the Merger (the "Proxy Statement"). Company, Bank, Investment, Gold and Sub shall each cause their counsel and auditors to cooperate with the other's counsel and auditors in the preparation and filing of the Registration Statement and the Proxy Statement. Gold shall not include in the Registration Statement any information concerning Company, Bank or

Investment to which Company, Bank or Investment shall reasonably and timely object in writing. Gold, Sub, Company, Bank and Investment shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as soon as may be practicable and thereafter Company, Bank and Investment shall distribute the Proxy Statement to their respective stockholders in accordance with applicable laws not fewer than 20 business days prior to the date on which this Agreement is to be submitted to their respective stockholders for voting thereon. If necessary, in light of developments occurring subsequent to the distribution of the Proxy Statement, Company, Bank and Investment shall mail or otherwise furnish to their respective shareholders such amendments to the Proxy Statement or supplements to the Proxy Statement as may, in the reasonable opinion of Gold, Sub, Company, Bank or Investment, be necessary so that the Proxy Statement, as so amended or supplemented, will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or as may be necessary to comply with applicable law. Gold and Sub shall not be required to maintain the effectiveness of the Registration Statement after delivery of the Gold Common Stock issued pursuant hereto for the purpose of resale of Gold Common Stock by any person. For a period of at least three years from the Effective Time, Gold shall make available "adequate current public information" within the meaning of and as required by paragraph (c) of Rule 144 adopted pursuant to the Securities Act.

  10.2 State Securities Laws. The parties hereto shall cooperate in making any filings required under the securities laws of any state in order either to qualify or register the Gold Common Stock so it may be offered and sold lawfully in such state in connection with the Merger or to obtain an exemption from such qualification or registration.

  10.3 Publication of Combined Financial Results. Gold will file with the Securities and Exchange Commission a Periodic Report on Form 8-K containing financial statements which include no less than 30 days of combined operations of Gold and Company, ended on a normal closing date, as soon as practicable after the Effective Time unless the first 30 day period of combined operations is reflected in and ends on the normal closing date of an annual report on Form 10-K or quarterly report on Form 10-Q.

                                  ARTICLE XI

                                 Miscellaneous

  11.1 Expenses. Except as set forth herein, each party shall be responsible for its own expenses in connection with this transaction. Specifically, each party shall be responsible for its own legal and accounting fees and any related costs or charges associates with the negotiation, execution and consummation of this Agreement. However, notwithstanding anything herein contained to the contrary, it is understood and agreed that the shareholders of Company shall pay $25,000.00 of the total cost of (i) the certified audit of the consolidated balance sheet of the Company as of December 31, 1996 and the statement of income for the year then ended and (ii) the preparation and filing of the Registration Statement and Proxy Statement referenced in Section
10.1 above. If any portion of this $25,000.00 obligation of the shareholders of Company is paid by Company, Bank or Investment (or by Gold or Sub), then such payment shall reduce the total in Clause (i) of Section 2.2(c) hereinabove. Likewise, if either Gold, Sub, Company, Bank or Investment pays any other expense payable by the shareholders of Company hereunder, then such additional expense paid shall likewise reduce the figure appearing in Clause
(i) of Section 2.2(c). To the extent the figure in Clause (i) of Section 2.2(c) is reduced, the calculated Common Per Share Amount shall be reduced accordingly.

  11.2 Parties in Interest. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by all parties hereto. Except as otherwise expressly provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the respective heirs, beneficiaries, personal and legal representatives, successors and permitted assigns of the parties hereto.

  11.3 Entire Agreement, Amendments, Waiver. This Agreement contains the entire understanding of Gold, Sub and Company with respect to the Merger and supersedes all prior agreements and understandings, whether written or oral, between them with respect to the Merger contemplated herein. This Agreement may be amended only by a written instrument duly executed by the parties or their respective successors or permitted assigns. Any condition to a party's obligation hereunder may be waived by such party in writing.

  11.4 Notices. All notices, requests, demands or other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered or transmitted by telefacsimile with a copy thereof transmitted by a nationally recognized overnight delivery service or deposited in the United States mail, certified or registered, return receipt requested, postage prepaid, addressed to the parties at the following addresses or at such other address as shall be given in like manner by any party to the other:

  If to Company:

    Mr. James P. Fawcett
    Peoples Bancshares, Inc.
    509 Court, P.O. Box 205
    Clay Center, KS 67432
    Telephone: (913) 632-3171
    FAX: (913) 632-6329

  with a copy to:

    Ryan, Condry & Ryan, L.L.C.
    509 Court
    Clay Center, KS 67432
    Telephone: (913) 632-5666
    FAX: (913) 632-6534

  If to Gold:

    Mr. Michael W. Gullion
    Gold Banc Corporation, Inc.
    11301 Nall Avenue
    Leawood, KS 66211
    Telephone: (913) 451-8050
    FAX: (913) 451-8004

  with a copy to:

    Thomas K. Jones
    Payne & Jones, Chartered
    P.O. Box 25625
    Overland Park, KS 66225
    Telephone: (913) 469-4100
    FAX: (913) 469-8182

  11.5 Law Governing. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Kansas.

  11.6 Further Acts. Gold, Company and Sub agree to execute and deliver on or before the Closing Date such other documents, certificates, agreements or other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

  IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                          Gold Banc Corporation, Inc.

                                            /s/ Michael W. Gullion
                                          By __________________________________
                                            NAME: MICHAEL W. GULLION
                                            TITLE: PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

ATTEST:

/s/ Keith E. Bouchey
_____________________________________
SECRETARY

                                          Gold Banc Acquisition Corporation,
                                           Inc.

                                            /s/ Michael W. Gullion
                                          By __________________________________
                                            NAME: MICHAEL W. GULLION
                                            TITLE: PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

ATTEST:

/s/ Keith E. Bouchey
_____________________________________
SECRETARY

                                          Peoples Bancshares, Inc.

                                            /s/ Kyle C. Bauer
                                          By __________________________________
                                            NAME:
                                            TITLE:

ATTEST:

/s/ James H. Schulze
_____________________________________
SECRETARY

                                    ANNEX B

K.S.A. (S) 17-6712. PAYMENT FOR STOCK OF STOCKHOLDER OBJECTING TO MERGER OR CONSOLIDATION; DEFINITIONS; NOTICE TO OBJECTING STOCKHOLDERS; DEMAND FOR PAYMENT; APPRAISAL AND DETERMINATION OF VALUE BY DISTRICT COURT, WHEN; TAXATION OF COSTS; RIGHTS OF OBJECTING STOCKHOLDERS; STATUS OF STOCK; SECTION INAPPLICABLE TO CERTAIN SHARES OF STOCK. (a) When used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

  (b) The corporation surviving or resulting from any merger or consolidation, within 10 days after the effective date of the merger or consolidation, shall notify each stockholder of any corporation of this state so merging or consolidating who objected thereto in writing and whose shares either were not entitled to vote or were not voted in favor of the merger or consolidation, and who filed such written objection with the corporation before the taking of the vote on the merger or consolidation, that the merger or consolidation has become effective. If any such stockholder, within 20 days after the date of mailing of the notice, shall demand in writing, from the corporation surviving or resulting from the merger or consolidation, payment of the value of the stockholder's stock, the surviving or resulting corporation shall pay to the stockholder, within 30 days after the expiration of the period of 20 days, the value of the stockholder's stock on the effective date of the merger or consolidation, exclusive of any element of value arising from the expectation or accomplishment of the merger or consolidation.

  (c) If during a period of 30 days following the period of 20 days provided for in subsection (b), the corporation and any such stockholder fail to agree upon the value of such stock, any such stockholder, or the corporation surviving or resulting from the merger or consolidation, may demand a determination of the value of the stock of all such stockholders by an appraiser or appraisers to be appointed by the district court, by filing a petition with the court within four months after the expiration of the thirty-day period.

  (d) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the corporation, which shall file with the clerk of such court, within 10 days after such service, a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation. If the petition shall be filed by the corporation, the petition shall be accompanied by such duly verified list. The clerk of the court shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the corporation and to the stockholders shown upon the list at the addresses therein stated and notice shall also be given by publishing a notice at least once, at least one week before the day of the hearing, in a newspaper of general circulation in the county in which the court is located. The court may direct such additional publication of notice as it deems advisable. The forms of the notices by mail and by publication shall be approved by the court.

  (e) After the hearing on such petition the court shall determine the stockholders who have complied with the provisions of this section and become entitled to the valuation of and payment for their shares, and shall appoint an appraiser or appraisers to determine such value. Any such appraiser may examine any of the books and records of the corporation or corporations the stock of which such appraiser is charged with the duty of valuing, and such appraiser shall make a determination of the value of the shares upon such investigation as seems proper to the appraiser. The appraiser or appraisers shall also afford a reasonable opportunity to the parties interested to submit to the appraiser or appraisers pertinent evidence on the value of the shares. The appraiser or appraisers, also, shall have the powers and authority conferred upon masters by K.S.A. 60-253 and amendments thereto.

  (f) The appraiser or appraisers shall determine the value of the stock of the stockholders adjudged by the court to be entitled to payment therefor and shall file a report respecting such value in the office of the clerk of the court, and notice of the filing of such report shall be given by the clerk of the court to the parties in interest.

Such report shall be subject to exceptions to be heard before the court both upon the law and facts. The court by its decree shall determine the value of the stock of the stockholders entitled to payment therefor and shall direct the payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto by the surviving or resulting corporation. Upon payment of the judgment by the surviving or resulting corporation, the clerk of the district court shall surrender to the corporation the certificates of shares of stock held by the clerk pursuant to subsection (g). The decree may be enforced as other judgments of the district court may be enforced, whether such surviving or resulting corporation be a corporation of this state or of any other state.

  (g) At the time of appointing the appraiser or appraisers, the court shall require the stockholders who hold certificated shares and who demanded payment for their shares to submit their certificates of stock to the clerk of the court, to be held by the clerk pending the appraisal proceedings. If any stockholder fails to comply with such direction, the court shall dismiss the proceedings as to such stockholder.

  (h) The cost of any such appraisal, including a reasonable fee to and the reasonable expenses of the appraiser, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to such appraisal or any of them as appears to be equitable, except that the cost of giving the notice by publication and by registered or certified mail hereinabove provided for shall be paid by the corporation. The court, on application of any party in interest, shall determine the amount of interest, if any, to be paid upon the value of the stock of the stockholders entitled thereto.

  (i) Any stockholder who has demanded payment of the stockholder's stock as herein provided shall not thereafter be entitled to vote such stock for any purpose or be entitled to the payment of dividends or other distribution on the stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation, unless the appointment of an appraiser or appraisers shall not be applied for within the time herein provided, or the proceeding be dismissed as to such stockholder, or unless such stockholder with the written approval of the corporation shall deliver to the corporation a written withdrawal of the stockholder's objections to and an acceptance of the merger or consolidation, in any of which cases the right of such stockholder to payment for the stockholder's stock shall cease.

  (j) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

  (k) This section shall not apply to the shares of any class or series of a class of stock, which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders at which the agreement of merger or consolidation is to be acted on, were either
(1) registered on a national securities exchange, or (2) held of record by not less than 2,000 stockholders, unless the articles of incorporation of the corporation issuing such stock shall otherwise provide; nor shall this section apply to any of the shares of stock of the constituent corporation surviving a merger, if the merger did not require for its approval the vote of the stockholders of the surviving corporation, as provided in subsection (f) of K.S.A. 17-6701 and amendments thereto. This subsection shall not be applicable to the holders of a class or series of a class of stock of a constituent corporation if under the terms of a merger or consolidation pursuant to K.S.A. 17-6701 or 17-6702, and amendments thereto, such holders are required to accept for such stock anything except (i) stock or stock and cash in lieu of fractional shares of the corporation surviving or resulting from such merger or consolidation, or (ii) stock or stock and cash in lieu of fractional shares of any other corporation, which at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders at which the agreement of merger or consolidation is to be acted on, were either registered on a national securities exchange or held of record by not less than 2,000 stockholders, or (iii) a combination of stock or stock and cash in lieu of fractional shares as set forth in (i) and (ii) of this subsection.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company Articles and the Company Bylaws require it to indemnify its directors and officers and advisory directors against liabilities, fines, penalties, settlements, claims and reasonable expenses incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities to the fullest extent permitted by the KGCC. The KGCC permits a corporation to indemnify its present and former directors and officers if ordered to do so by a court or after a determination by its independent counsel, stockholders or a majority of its disinterested directors that the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.

ITEM 21. EXHIBITS

  The following exhibits are filed herewith or incorporated herein by reference.

 EXHIBIT
  NUMBER
 -------
  2       Agreement and Plan of Reorganization dated the 14th day of April,
          1997, among the Registrant, Sub and Peoples (included as Annex A to the Prospectus).
  3(a)    Amended and Restated Articles of Incorporation of the Company*
  3(a)(i) Certificate of Amendment to Restated Articles of Incorporation***
  3(b)    Restated By-laws of the Company*
  4       Form of Common Stock Certificate*
  5       Opinion of Blackwell Sanders Matheny Weary & Lombardi L.C.***
  8       Opinion of Payne & Jones, Chartered***
  9(a)    Proxy Agreement/Stockholder Agreement between Michael W. Gullion and
          William Wallman, dated as of September 15, 1996*
  9(b)    Proxy Agreement/Stockholder Agreement between Michael W. Gullion and
          William F. Wallman, dated as of September 15, 1996*
 10(a)    Employment Agreement between the Company and Michael W. Gullion*
 10(b)    Employment Agreement between the Company and Keith E. Bouchey*
 10(c)    Gold Banc Corporation, Inc. 1996 Equity Compensation Plan*
 10(d)    Form of Tax Sharing Agreements between the Company and the Banks*
 10(e)    Form of Federal Home Loan Bank Credit Agreement to which each of the
          Banks is a party*
 10(f)    Agreement and Plan of Reorganization by and among the Registrant,
          Gold Banc Acquisition Corporation, Inc. and Farmers Bancshares of
          Oberlin, Inc.***
 16       Letter Regarding Change in Certifying Accountants*
 21       List of Subsidiaries of the Company**
 23(a)    Consent of KPMG Peat Marwick LLP.
 23(b)    Consent of GRA, Thompson, White & Co., P.C.
 23(c)    Consent of Blackwell Sanders Matheny Weary & Lombardi L.C. (included in Exhibit 5).***
 24       Powers of Attorney (included in signature page to Registration
          Statement).

--------
  * Previously filed as an Exhibit to Registration Statement No. 333-12397 and the same is incorporated herein by reference.
 ** Previously filed as an Exhibit to the Company's Annual Report on Form 10-
    KSB for the year ended December 31, 1996 and the same is incorporated herein by reference.

*** Previously filed with the initial filing or Amendment No. 1 of this registration statement.

ITEM 22. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

    (1) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

    (2) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (3) That, every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (section 230.415 of this chapter), will be filed as part of an amendment of the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (4) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (5) To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF LEAWOOD, KANSAS ON JULY 25, 1997.

                                          Gold Banc Corporation, Inc.
                                           (Registrant)

                                                  /s/ Michael W. Gullion
                                          By: _________________________________
                                                    MICHAEL W. GULLION
                                                  CHIEF EXECUTIVE OFFICER


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                         TITLE                DATE

       /s/ Michael W. Gullion           Chairman of the
-------------------------------------    Board, President       July 25, 1997
         MICHAEL W. GULLION              and Chief Executive
                                         Officer (Principal
                                         Executive Officer)

        /s/ Keith E. Bouchey            Director, Executive
-------------------------------------    Vice President,        July 25, 1997
          KEITH E. BOUCHEY               Chief Financial
                                         Officer, Treasurer
                                         and Corporate
                                         Secretary
                                         (Principal
                                         Financial Officer
                                         and Principal
                                         Accounting Officer)

        /s/ William Wallman*            Director
-------------------------------------                           July 25, 1997
           WILLIAM WALLMAN

       /s/ D. Michael Browne*           Director
-------------------------------------                           July 25, 1997
          D. MICHAEL BROWNE

       /s/ William F. Wright*           Director
-------------------------------------                           July 25, 1997
          WILLIAM F. WRIGHT

*By Keith E. Bouchey as
 attorney-in-fact